UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Convenience Translation into English from the Original Previously Issued in Portuguese)
		BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Management Report			1
Independent Auditors' Report			12
Financial Statements
Balance Sheets			14
Income Statements			18
Statements of Changes in Stockholders' Equity			19
Statements of Cash Flows			20
Statements of Value Added			21
Notes to the Financial Statements
Note	1	. General Information	22
Note	2	. Presentation of Financial Statements	22
Note	3	. Significant Accounting Practices	23
Note	4	. Cash and Cash Equivalents	27
Note	5	. Interbank Investments	28
Note	6	. Securities and Derivatives Financial Instruments	29
Note	7	. Interbank Accounts	47
Note	8	. Loan Portfolio and Allowance for Loan Losses	47
Note	9	. Foreign Exchange Portfolio	51
Note	10	. Trading Account	51
Note	11	. Tax Credits	52
Note	12	. Other Receivables - Other	54
Note	13	. Dependence Information and Foreign Subsidiary	55
Note	14	. Investments in Affiliates and Subsidiaries	56
Note	15	. Fixed Assets	61
Note	16	. Intangibles	61
Note	17	. Money Market Funding and Borrowings and Onlendings	62
Note	18	. Tax and Social Security	65
Note	19	. Subordinated Debts	67
Note	20	. Debt Instruments Eligible to Compose Capital	67
Note	21	. Other Payables - Other	68
Note	22	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security..........	68
Note	23	. Stockholders’ Equity	72
Note	24	. Operational Ratios	74
Note	25	. Related Parties	75
Note	26	. Income from Services Rendered and Banking Fees	81
Note	27	. Personnel Expenses	81
Note	28	. Other Administrative Expenses	82
Note	29	. Tax Expenses	82
Note	30	. Other Operating Income	82
Note	31	. Other Operating Expenses	83
Note	32	. Non-Operating Results	83
Note	33	. Income Tax and Social Contribution	83
Note	34	. Employee Benefit Plans - Post-Employment Benefits	84
Note	35	. Risk Management Structure	92
Note	36	. Corporate Restructuring	96
Note	37	. Subsequent Events	97
Note	38	. Other Information	97
Executive’s Report of Financial Statements			99
Executive’s Report of Independent Auditors' Report			100
Summary of the Audit Committee Report			101

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES MANAGEMENT REPORTS

Dear Stockholders:

We present herein the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended June 30, 2014, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

These consolidated interim financial statements prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS) for the period ended June 30, 2014 were be disclosed legal deadline, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

The 1Q14 GDP performance (latest figures released in June) grew by 1.9% over the same period in 2013. Thus, the GDP growth in the last 12 months ended in March was 2.5%. First-quarter investments fell by 2.1% YoY, after registering growth in the four quarters of 2013. Household consumption present a lower expansion by 2.2% YoY in 1Q14. On the supply side, the main highlight was services sector, which increased 2.0% YoY in 1Q14. The industrial GDP grew 0.8% YoY in 1Q14. Finally, agriculture GDP increased 2.8% in 1Q14 over the same period in 2013, which can be explained by the performance of some products that have relevant harvest in this period and productivity. However, the data available for the 2Q14 suggests further slowing in the economic growth.

Consumer prices, measured by the IPCA index, increased by 6.5% in the 12 months through June, 2014, lower than the 6.7% observed in June, 2013. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices, which remained below the target of 4.5%. In this context, the Central Bank’s Monetary Policy Committee (Copom) interrupted the tightening of the monetary policy, from April of 2013 to April of 2014, and they kept the basic interest rate (Selic) in 11% p.a. at its July 16th, 2014 meeting. This is already impacting bank lending rates. In June, the average non-earmarked rate for loans to individuals stood at 43.0% p.a. versus 34.8% p.a. in June 2013. Outstanding credit grew 11.8% YoY in the 12 months through May, reaching R$2.83 trillion, or 56.3% of GDP, still driven by mortgage lending, which grew by 30.0% YoY in the same period, well above the other credit lines.

There is a depreciation trend in the Brazilian currency, considering the current gradual recovery of advanced countries. Exports slightly decreased by 0.6% in the 12 months through June/14, reaching US$ 238.3 billion, while imports rose 2.0%, reaching US$ 235.1 billion. Despite the strong growth of imports, the trade surplus posted US$3.1billion in the same period.

The current account deficit amounted to US$ 81.2 billion in the 12 months ending in June, while foreign direct investments (FDI) totaled US$ 63.3 billion. The exchange rate ended June/14 at R$ 2.20/US$.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached a surplus of 1.52% of GDP in the 12 months through May/14. In the same period, nominal deficit reached 3.5% of GDP. The net public sector debt closed May at 34.6% of GDP. Gross public debt reached 58.0% of GDP in the same period.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	1S14	1S13	annual changes %	2Q14	1Q14	period changes %
Financial Income	27,756.3	26,968.8	2.92	12,770.1	14,986.2	(14.79)
Financial Expenses	(18,001.1)	(19,861.0)	(9.36)	(8,155.1)	(9,846.0)	(17.17)
Gross Profit From Financial Operations	9,755.2	7,107.8	37.25	4,615.0	5,140.2	(10.22)
Other Operating (Expenses) Income	(6,877.6)	(6,736.9)	2.09	(3,265.2)	(3,612.4)	(9.61)

Operating Income	2,877.6	370.9	675.84	1,349.8	1,527.8	(11.65)

Non-Operating Income	45.4	199.3	(77.22)	36.6	8.8	318.09

Income Before Taxes on Income and Profit Sharing	2,923.0	570.2	412.63	1,386.4	1,536.6	(9.77)

Income Tax and Social Contribution	(1,240.9)	1,151.4	(207.77)	(553.5)	(687.4)	(19.47)
Profit Sharing	(552.8)	(473.9)	16.65	(275.1)	(277.7)	(0.91)
Minority Interest	(83.4)	(137.7)	(39.43)	(30.3)	(53.1)	(42.97)

NET INCOME	1,045.9	1,110.0	(5.77)	527.6	518.4	1.76

The net income of Banco Santander presented in the period ended June 30, 2014 a decrese of 5.8%. Excluding amortization expense of goodwill of R$1,818.5 million for both periods, the consolidated net income is R$2,864.4 million in June 2014 and R$2,928.5 million in June 2013.

The total expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 1.1% in 2014 compared with June 2013, while personnel and profit sharing expenses increased 1.7% and other administrative expenses increased 1.0% YoY.

The consolidated result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, decreased 9.1% YoY.

The growth in expenses of Income Tax and Social Contribution on Net Income, comparing the first half of 2013 and the first half of 2014, mainly due to tax effects of exchange rate changes on foreign investment in subsidiary and controlled. Moreover, in the first half of 2014, there was no declaration of interest on capital (R$300 million in March 2013).

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	Jun/14	Jun/13	annual changes %	Mar/14	changes in period %	Dec/13
Current and Long-Term Assets	476,749.3	446,973.6	6.66	475,804.8	0.20	465,777.2
Permanent Assets	17,450.7	21,076.4	-17.20	18,807.1	-7.21	20,088.4
TOTAL ASSETS	494,200.0	468,050.0	5.59	494,611.9	-0.08	485,865.6

Current and Long-Term Liabilities	434,864.5	402,911.6	7.93	436,052.3	-0.27	421,750.8
Deferred Income	335.2	251.7	33.17	315.1	6.38	308.2
Minority Interest	997.5	923.5	8.01	1,040.3	-4.11	987.4

Stockholders' Equity	58,002.8	63,963.2	-9.32	57,204.1	1.40	62,819.2

TOTAL LIABILITIES	494,200.0	468,050.0	5.59	494,611.9	-0.08	485,865.6

The total assets presented a increase of 5.6% YoY, and they are mainly represented by: R$226,362.7 million of loan portfolio, R$103,861.8 million of securities and derivative financial instruments, R$32,501.6 million of interbank investments, and R$45,327.7 million of interbank accounts. On June 2013 amounts R$218,053.3 million, R$77,534.0 million, R$44,342.0 million, and R$34,317.5 million respectively.

FUNDING BY CUSTOMERS (R$ Millions)	Jun/14	Jun/13	changes in period %	Mar/14	changes annual %	Dec/13
Demand Deposits	14,635	13,385	9.34	14,356	1.94	15,605
Saving Deposits	35,779	29,293	22.14	35,023	2.16	33,589
Time Deposits	79,532	79,865	-0.42	79,891	-0.45	81,100
Debentures/LCI/LCA¹	67,222	51,990	29.30	63,698	5.53	60,921
Treasury Bills	33,407	30,353	10.06	30,498	9.54	30,854

Total Funding	230,575	204,886	12.54	223,466	3.18	222,069
1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources increased 12.5%, compared with June 2013. The highlight was the YoY growth of 29.3% on Debentures/LCI/LCA and 22.1% on Saving Deposits.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	Jun/14	Jun/13	changes in period %	Mar/14	changes annual %	Dec/13
Individuals [1]	75,873	72,258	5.00	75,588	0.38	75,522
Consumer Finance (Vehicles and Other Assets)	36,851	37,021	-0.46	37,421	-1.52	37,849
Small and Medium-sized Entities	31,264	35,582	-12.14	31,873	-1.91	33,711
Large-sized Entity	82,375	73,192	12.55	79,130	4.10	80,400
Total Loan portfolio (gross)	226,363	218,053	3.81	224,012	1.05	227,482

Allowance for Loan Losses	(14,655)	(15,032)	-2.51	(15,050)	-2.62	(14,999)

Total Loan portfolio (net)	211,708	203,021	4.28	208,962	1.31	212,483
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$105,298.0; R$101,557.4 on June 30, 2014 and 2013, respectively.

On June 30, 2014, the loan portfolio (gorss) presented a growth of 3.8% compared to June 2013. In the YoY evolution the higher growth was 12.5% of Large-sized Entity.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 4.1% of the loan portfolio, showing an decrease of 1.1p.p. in twelve months.

Allowance for loan losses represents 6.5% of the loan portfolio in June 2014 and 6.9% in June 2013.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended June 30, 2014 is R$4,797.1 million and R$6,573.5 million in 2013, YoY, the expense decreased 27.0%.

2.4) Stockholders’ Equity

In June 2014, Banco Santander consolidated stockholders’ equity presented a fall of 9.3% YoY and a grow of 1.4% on quarter.

The evolution of stockholders’ equity is due, mainly, Regulatory Capital Otimization Plan (Note 23.f). The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

In first half of 2014, 4.417.000 Units were acquired and 2.433.553 Units paid as Bonus and Long-Term Incentive Plan – Local. The accumulated balance of treasury Units on June 30, 2014, amounting to 18,674,191 Units (06/30/2013 – 8,226,716 Units) equivalent to R$192 millions (06/03/2013 – R$126 millions). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.31 and R$18.52. In first half of 2014 were acquired 4.791.874 ADRs. The accumulated balance of ADRs acquired and held in treasury amounted 11.540.221 ADRs, in the current amount of R$160 millions (06/30/2013 - R$39 millions). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on June 30, 2014 was R$15.12 per Unit and US$6.92 per ADR. In the first quarter of 2014, due to the Optimization Plan PR, were also recorded issuing costs of R$0,2 million, totaling R$352 millions of treasury shares.

In June 2014, were featured dividends of R$620 millions as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	Jun/14	Jun/13	Dec/13
Interest on capital	-	300.0	300.0
Interim Dividends	99.8	650.0	1,385.2
Intercalary Dividends	520.2	-	714.8
Total	620.0	650.0	2,400.0

• Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,248 million, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,248 million, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

All share and per share information has been retrospectively adjusted for all periods presented to reflect the impacts of the Share Bonus and Reverse Share Split transactions (Earnings Per Share,included in Consolidated Income Statements and notes 11.a and 15.c).

Bonus and Gruping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Bank published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, on April 22, 2014, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Voluntary Offer of Shares

On April 29, 2014 the Company published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander, S.A., that the latter intends to launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represent approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain. As a result of the Transaction, Santander Brasil will continue to be a listed company, although it will change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

On June 9, 2014, it was held EGM, which resolved on the following Agenda: (a) the exit of the Company from the special listing segment of BM&FBOVESPA, denominated Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brazil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Company’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Company published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., dated June 10, 2014, to be used for purposes of the voluntary exchange offer of shares certificates, common or preferred shares issued by the Company for Brazilian Depositary Receipts or American Depositary Shares representing Banco Santander, S.A. ordinary  shares, as previously detailed in the aforementioned Notice to the Market dated April 29, 2014, was duly filed on the date hereof by the Company with (i) the CVM; (ii) the BM&FBOVESPA S.A.; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well, based on the information gave by Santander Spain to Santander Brasil, that an application for registration of the Exchange Offer was duly filed by Santander Spain with the CVM on the date hereof, pursuant to the terms of the aforementioned Instruction CVM 361/02.

2.5) Basel Index

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth and (v) improve de risk management pratices, increase disclosure transparency.

The implementation of the new Basel III rules was started from October 1, 2013; and on October 31, 2013, was issued a second set of rules that complement and enhance the first group. The implementation will be gradual and some of these changes became effective in December 2013; changes are related to the definition of capital. Among the changes, an important difference is the phase-in of capital deduction in the calculation of regulatory capital, which will have their full deduction until the year 2019 .

The regulatory capital is measured based on the Basel Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

Banco Santander, according to Bacen Letter 3.678/2013, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

BASEL INDEX %	Jun/14	Dec/13	Jun/13
Basel Index - consolidated	17.9	19.2	21.5

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended March 31, 2014 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	51,902.5	5,142.8	157.5	2,358.9
Aymoré Crédito, Financiamento e Investimento S.A.	30,879.8	1,179.9	125.5	27,627.9
Santander Brasil, Establecimiento Financiero de Credito, S.A.	2,599.0	2,312.0	18.8	2,174.6
Santander Corretora de Câmbio e Valores Mobiliários S.A	780.8	376.8	19.6	1.1
(1) Includes Leasing portfolio and other credits

3) Events

3.1) Subsequent Events

a) Investment in the iZettle do Brasil

On July 18, 2014, Banco  Santander now holds 50% of the total corporate capital of iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”), through a capital contribution to the company in the amount of R$17 millions, which was authorized by the Brazilian Central Bank on June 3, 2014.

iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution.

b) Acquisition of Santander Getnet Serviços

On April 7, 2014, it was announced to the market, through material fact, that Banco Santander and its controlled company, Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima ("SGS"), executed a Share Purchase Agreement, on April 4, 2014, for the acquisition, by SGS, of 100% of the voting and total corporate capital of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. ("Getnet"), a current partner of Banco Santander in developing acquiring services and card processing activities.

The transaction will reinforce the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) scale gains, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

According to the Share Purchase Agreement, the closing and implementation date of the acquisition is subject to verification of certain usual precedent conditions for similar transactions. All the conditions were approved by the regulators, including the prior approval by the Administrative Economic Defense Council (CADE) on June 3, 2014, and by the Brazilian Central Bank  on July 23, 2014. On July 31, 2014 Banco Santander intends to conclude the Getnet acquisition and the corporate restructuring indicated on the material fact, in which Banco Santander will own 88.5% of the total corporate capital of SGS.

c) New Shareholders' Agreement of Tecnologia Bancária S.A. (Tecban)

On 18 July 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on july 17, 2014 a new Shareholders’ Agreement of Tecban (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by Tecban, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body.

d) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans ("JV").

Once all the precedent conditions to complete the transaction are verified, including the prior approval of the regulatory authorities, Banco Bonsucesso will transfer to the JV the payroll loan business and payroll credit card loan, and Aymore will subscribe and pay shares representing 60% of the total and voting capital of the JV after the capital increase by the amount of R $ 460 million, becoming the controlling shareholder of the JV. Banco Bonsucesso will own the remaining portion of its share capital (40%).

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Central Bank of Brazil – BACEN), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

b) Sale of the Investment Fund Management and Managed Portfolio Operations, currently developed by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds, as relevant Fact as of May 30, 2013. This operation generated a gain to Banco Santander of R$2,008 million before taxes.

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

c) Segregation of equity investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

d) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

e) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME;
• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$ 180 million. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

4) Strategy

Banco Santander is a universal bank focused on retail activities. We seek to expand our business through:

• Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

• Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management;

• Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

• Capital Discipline and Liquidity: to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, we maintain our differentiated proposals, as “Conta Santander Combinada” for individual customers segment, and the new segment called "Santander Select" designed to offer a unique and specialized service to high-income customers. Banco Santander also innovates with the implementation of the "Conta Conecta", a new solution, exclusive of Banco Santander, which combines the benefits of a current account with a device that transforms smartphones and tablets into card readers, offering to professionals, microentrepreneurs and autonomous the resources that will increase its business with convenience, simplicity and mobility.

For 2014, aiming to complement our service offering, Banco Santander is also focused on improving the customer experience in Electronic Channels (Call Center, Internet and Mobile Banking). On March 2014, the Bank redesigned its Call Center Electronic Service with the aim of making it more simple and accessible.

The Bank also continues increasing its commercial activity. In the Cards segment was signed the agreement for the acquisition of the GetNet Operations and the partnership with iZettle, which are important steps to expand its local participation in the Acquiring segment. Furthermore, in May 2014 we launched a new product Santander Pague Direto, a partnership with Ambev, a subsidiary of the largest beverage industry in the world. This new product offers a solution more focused on SMEs segment, enabling commercial establishments to pay their invoices with Santander machine, in a more convenient, fast and secure way. In the vehicle financing segment, the Bank maintains agreements with Hyundai, Renault, Nissan and Volvo.

Another important aspect of Banco Santander’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of Jun/14 loan to deposit reached 98.1%, coverage ratio stood at 158.5% and Basel ratio of Banco Santander Brasil was 17.9%, maintaining the position of the most capitalized retail bank in Brazil.

In the context of sustainability, Banco Santander practices are guided by the pillars of Social and Financial Inclusion, Education and Management, Social and Environmental Businesses. In Microcredit Activities, Santander is a leader among private banks. Banco Santander was recognized in the 4th Edition of BeyondBanking Award, in the PlanetBanking category, by its programme “Reduza e Compense CO2”, which consists in providing to all people through an online tool the opportunity to make their contribution to minimizing the impacts of climate change.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings given by the main rating agencies.

RATINGS	Global Scale				National Scale
	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Fitch Ratings (outlook)	BBB+ (stable)	F2	BBB+ (stable)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BBB (stable)	A 3	BBB (stable)	A 3	brAAA (stable)	brA 1

Moody's (outlook)	Baa2 (stable)	Prime 2	Baa2 (stable)	Prime 2	Aaa.br (stable)	Br 1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (June 4 th , 2014); Standard & Poor’s (March 26 th , 2014) and Moody’s (October 03rd , 2013).

6) Corporate Governance

On April 29, 2014, the Bacen approved the reelection of members of the Bank´s Audit Committee, for a term of office of one more year, as the Board of Directors meeting held on March 18, 2014. And 27 May, 2014, the Bacen approved the election of the qualified member of the Bank´s Audit Committee, Mr. Graham Charles Nye, for a term of office of one year, as the Board of Directors meeting held on March 26, 2014, replacing Sra. Elidie Palma Bifano who left the respective position and became just a member of Committee.

On April 30, 2014 the Board of Directors of the Bank approved the establishment of the Special Independent Committee, with the attribution of advise the Board of Directors in the evaluation and demonstration to be issued pursuant to item 5.8 - Opinion of the Board of Directors, of the Rules of Level 2 Corporate Governance segment of BM&FBovespa ("Level 2") and submission of the Schedule 14D -9 under the Securities Exchange Act of 1934 of the United States of America. On the same date, 2014, the Bank held the Annual and Extraordinary General Meeting, which among other things, approved the election of Mr. Álvaro Antônio Cardoso de Souza, as an independent member of Board of Directors meeting, whose election process was approved by Bacen on July 03, 2014.

On May 15, 2014, Bacen approved the election of Mr. Angel Santodomingo Martell, in order to serve as Vice-President Executive Officer as well to serve as Investors Relations Officer, as the Board of Directors meeting held on March 26, 2014. O Sr. Santodomingo took office the positions that was elected, on July 08, 2014, when Mr. Carlos Alberto López Galan, left the position as Investor Relations Officer of Banco Santander.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, all matched with the Bank corporate standards.

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail);

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk and another for managing market risk.

The management structure is composed of directors who act from the portfolio management point of view.

A specific department has the mission of consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the Large Corporates’ banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our Large Corporates’ clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in April 2014 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the six months of 2014, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the six months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2014, taking into account their conception efficiency and performance.

8) People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 49 thousand in Brazil alone, and more than 100 million clients.

9) Sustainable Development

On April 25th,Bacen published the Resolution 4.327, which establishes the implementation of a Socio-environmental Responsibility Policy (PRSA) by the financial and other institutions authorized to function by the Bacen. Banco Santander already adopts a series of practices established by the Resolution and is working on an action plan for the integral compliance to the new regulation, according to the schedule purposed by the Resolution. These practices are available in our Annual Report, which concerns our business performance from 2013. The new edition follows the directives from the Global Reporting Initiative (GRI) G4 for sustainability reports, comprehensive option, audited by external verification.

In May, we were mentioned by the IstoÉ Dinheiro magazine as one of the “50 empresas do bem” (“50 companies of good”), with highlight to our urban mobility initiatives, adopted at the Torre Santander.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in June 2014, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

The Board of Directors The Executive

(Adopted at the Meeting of the Board of 07.30.2014).
***

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
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www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders of
Banco Santander (Brasil) S.A.
São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries and special propose entities ("Consolidated"), consisting of the balance sheets as of June 30, 2014 and the related statements of income, changes in stockholders' equity (Bank) and cash flows for the six-month period then ended, as well as a summary of the significant accounting practices and other notes to the financial statements.

Management's responsibility for the financial statements

The Bank's management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil (BACEN) and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and International Standards on Auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank and subsidiaries' preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion for the individual and consolidated financial statements

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. as of June 30, 2014, and the results of their operations and their cash flows for the six-month period ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil (BACEN).

"Deloitte" refere-se à sociedade limitada estabelecida no Reino Unido "Deloitte Touche Tohmatsu Limited" e sua rede de firmas-membro, cada qual constituindo uma pessoa jurídica independente. Acesse www.deloitte.com/about para uma descrição detalhada da estrutura jurídica da Deloitte Touche Tohmatsu Limited e de suas firmas-membro.

© Deloitte Touche Tohmatsu. Todos os direitos reservados.

Deloitte Touche Tohmatsu

Other matters

Statement of value added

We have also examined the statements of value added (Bank and Consolidated) for the six-month period ended June 30, 2014, prepared under the responsibility of the Bank's management, whose presentation by publicly-held companies is required by Brazilian Corporate Law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 30, 2014

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Bizerra de Souza
Engagement Partner

2014-0615

© 2014 Deloitte Touche Tohmatsu. All rights reserved.

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Note	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Current Assets		282,392,291	265,138,473	289,582,370	269,137,144
Cash	4	4,670,666	4,437,335	5,004,702	4,533,536
Interbank Investments	5	51,287,476	62,877,791	32,447,494	44,233,702
Money Market Investments		21,114,874	28,695,443	21,114,874	28,696,127
Interbank Deposits		21,524,924	23,917,884	2,684,942	3,776,245
Foreign Currency Investments		8,647,678	10,264,464	8,647,678	11,761,330
Securities and Derivative Financial
Instruments	6	55,510,050	39,100,755	57,801,692	40,464,371
Own Portfolio		17,031,870	9,267,379	27,116,329	24,797,117
Subject to Repurchase Commitments		32,110,415	23,782,793	22,305,279	8,104,367
Derivative Financial Instruments		1,701,187	2,016,245	1,848,813	2,084,850
Linked to Central Bank of Brazil		2,348,025	1,683,099	2,449,917	1,683,099
Privatization Certificates		67	-	67	-
Linked to Guarantees		2,318,486	2,351,239	4,081,287	3,794,938
Interbank Accounts	7	44,923,455	33,912,502	45,166,100	34,149,822
Payments and Receipts Pending Settlement		2,623,148	1,552,446	2,623,148	1,552,446
Restricted Deposits:		42,237,114	32,325,717	42,479,759	32,563,037
Central Bank Deposits		42,230,158	32,325,581	42,472,803	32,562,901
National Housing System		6,956	136	6,956	136
Correspondents		63,193	34,339	63,193	34,339
Interbranch Accounts		-	996	-	998
Internal Transfers of Funds		-	996	-	998
Lending Operations	8	53,838,920	50,675,273	71,887,209	65,885,750
Public Sector		44,611	26,150	44,611	26,150
Private Sector		56,367,489	53,037,917	74,916,317	68,722,884
Lending Operations Assignment		9,510	2,281	9,510	2,281
(Allowance for Loan Losses)	8.f	(2,582,690)	(2,391,075)	(3,083,229)	(2,865,565)
Leasing Operations	8	1,047	17,547	1,913,110	2,541,579
Public Sector		-	-	2,379	2,607
Private Sector		1,131	18,733	1,956,016	2,614,209
(Allowance for Lease Losses)	8.f	(84)	(1,186)	(45,285)	(75,237)
Other Receivables		71,402,679	73,539,012	74,434,605	76,627,261
Credits for Guarantees Honored		769	283	769	283
Foreign Exchange Portfolio	9	39,164,788	44,929,327	39,164,788	44,929,327
Income Receivable		510,603	544,639	516,490	561,473
Trading Account	10	549,252	841,786	662,356	1,242,383
Tax Credits	11	4,305,789	4,585,340	4,964,746	5,480,850
Others	12	26,971,565	22,715,189	29,257,166	24,517,637
(Allowance for Other Receivables Losses)	8.f	(100,087)	(77,552)	(131,710)	(104,692)
Other Assets		757,998	577,262	927,458	700,125
Other Assets		456,248	187,928	461,986	192,134
(Allowance for Valuation)		(49,385)	(56,326)	(51,482)	(58,938)
Prepaid Expenses		351,135	445,660	516,954	566,929

Long-Term Assets		215,158,715	196,203,166	187,166,917	177,836,392
Interbank Investments	5	10,060,692	11,665,439	54,090	108,289
Interbank Deposits		10,060,692	11,665,439	54,090	108,289
Securities and Derivative Financial
Instruments	6	87,099,725	67,710,942	46,060,094	37,069,633
Own Portfolio		12,492,936	7,578,950	10,435,947	9,912,556
Subject to Repurchase Commitments		59,708,179	46,819,245	20,077,226	12,889,326
Derivative Financial Instruments		3,996,529	4,456,016	4,052,895	4,434,335
Linked to Central Bank of Brazil		5,709,004	978,062	5,709,004	978,062
Privatization Certificates		2,776	2,596	2,776	2,596
Linked to Guarantees		5,190,301	7,876,073	5,782,246	8,852,758
Interbank Accounts	7	161,576	167,663	161,576	167,663
Restricted Deposits:		161,576	167,663	161,576	167,663
National Housing System		161,576	167,663	161,576	167,663
Lending Operations	8	93,098,153	94,893,302	109,059,678	111,094,060
Public Sector		63,426	73,587	63,426	73,587
Private Sector		103,328,462	105,555,005	119,949,661	122,516,746
Lending Operations Related to Assignment		5,443	35,907	5,443	35,907
(Allowance for Loan Losses)	8.f	(10,299,178)	(10,771,197)	(10,958,852)	(11,532,180)
Leasing Operations	8	134	2,137	1,608,728	2,163,740
Public Sector		-	-	422	2,494
Private Sector		390	4,206	1,670,735	2,265,902
(Allowance for Lease Losses)	8.f	(256)	(2,069)	(62,429)	(104,656)
Other Receivables		24,211,579	21,221,965	29,266,834	26,153,948
Receivables for Guarantees Honored		40,014	4,759	40,014	4,759
Foreign Exchange Portfolio	9	233,334	236,522	233,334	236,522
Income Receivable		230,552	132,283	230,552	132,283
Negotiation and Intermediation of Securities	10	9,502	9,098	9,502	9,098
Tax Credits	11	12,744,582	11,773,801	14,721,054	13,655,301
Others	12	11,260,154	9,363,481	14,406,561	12,466,320
(Allowance for Other Receivables Losses)	8.f	(306,559)	(297,979)	(374,183)	(350,335)
Other Assets		526,856	541,718	955,917	1,079,059
Temporary Assets		1,801	8,061	1,809	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		526,820	535,422	955,881	1,072,763

Permanent Assets		30,836,644	33,817,992	17,450,745	21,076,434
Investments		13,921,370	13,295,600	49,731	114,676
Investments in Affiliates and Subsidiaries:	14	13,903,248	13,278,238	25,744	76,640
Domestic		11,591,216	11,114,400	25,744	76,640
Foreign		2,312,032	2,163,838	-	-
Other Investments		49,892	49,213	61,413	74,448
(Allowance for Losses)		(31,770)	(31,851)	(37,426)	(36,412)
Fixed Assets	15	6,202,753	5,751,459	6,363,450	5,886,012
Real Estate		2,460,719	2,045,600	2,469,326	2,054,144
Others		9,154,518	8,386,087	9,487,240	8,673,221
(Accumulated Depreciation)		(5,412,484)	(4,680,228)	(5,593,116)	(4,841,353)
Intangibles	16	10,712,521	14,770,933	11,037,564	15,075,746
Goodwill		26,020,084	26,012,090	26,276,031	26,239,908
Intangible Assets		6,880,264	6,827,644	7,042,233	6,977,923
(Accumulated Amortization)		(22,187,827)	(18,068,801)	(22,280,700)	(18,142,085)
Total Assets		528,387,650	495,159,631	494,200,032	468,049,970

Current Liabilities		321,174,417	279,548,394	278,667,120	246,867,695
Deposits	17.a	116,670,596	95,452,156	83,836,786	72,539,907
Demand Deposits		14,959,503	13,619,955	14,634,502	13,385,356
Savings Deposits		35,778,901	29,293,118	35,778,901	29,293,118
Interbank Deposits		35,053,203	24,837,064	2,725,089	2,207,654
Time Deposits		30,878,989	27,702,019	30,698,294	27,653,779
Money Market Funding	17.b	67,870,928	67,060,306	52,510,227	52,234,504
Own Portfolio		64,625,647	42,498,437	49,964,943	31,564,436
Third Parties		2,999,995	13,647,961	2,299,998	9,756,160
Linked to Trading Portfolio Operations		245,286	10,913,908	245,286	10,913,908
Funds from Acceptance and Issuance of
Securities	17.c	46,108,814	27,801,661	47,763,584	28,693,532
Exchange Acceptances		-	-	564,156	507,129
Resources of Debentures		-	-	368,513	201,434
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		42,172,299	21,487,443	42,894,400	21,670,751
Securities Issued Abroad		3,775,536	6,314,218	3,775,536	6,314,218
Funding by Structured Operations Certificates		160,979	-	160,979	-
Interbank Accounts	7	2,492,149	1,414,430	2,492,149	1,414,430
Receipts and Payments Pending Settlement		2,458,360	1,384,097	2,458,360	1,384,097
Correspondents		33,789	30,333	33,789	30,333
Interbranch Accounts		1,509,361	984,246	1,509,361	984,246
Third-Party Funds in Transit		1,508,702	982,419	1,508,702	982,419
Internal Transfers of Funds		659	1,827	659	1,827
Borrowings	17.e	16,785,447	15,536,221	16,800,428	15,558,821
Local Borrowings - Other Institutions		39,457	48,653	54,438	48,653
Foreign Borrowings		16,745,990	15,487,568	16,745,990	15,510,168
Domestic Onlendings - Official Institutions	17.e	3,830,907	2,935,394	3,830,907	2,935,394
National Treasury		627	244	627	244
National Economic and Social Development
Bank (BNDES)		1,606,531	1,285,001	1,606,531	1,285,001
Federal Savings and Loan Bank (CEF)		4,435	2,828	4,435	2,828
National Equipment Financing Authority (FINAME)		2,140,184	1,547,741	2,140,184	1,547,741
Other Institutions		79,130	99,580	79,130	99,580
Foreign Onlendings	17.e	9,348	19,266	9,348	19,266
Foreign Onlendings		9,348	19,266	9,348	19,266
Derivative Financial Instruments	6	1,224,085	2,103,655	1,345,207	2,238,181
Derivative Financial Instruments		1,224,085	2,103,655	1,345,207	2,238,181
Other Payables		64,672,782	66,241,059	68,569,123	70,249,414
Collected Taxes and Other		1,065,025	1,019,761	1,071,970	1,027,327
Foreign Exchange Portfolio	9	34,939,608	42,114,103	34,939,608	42,114,103
Social and Statutory		871,188	1,146,006	881,833	1,156,863
Tax and Social Security	18	1,395,076	895,880	1,968,035	1,885,652
Trading Account	10	551,388	1,654,979	1,113,035	2,143,204
Subordinated Debt	19	2,146,690	1,030,011	2,146,690	1,030,011
Debt Instruments Eligible to Compose Capital	20	121,766	-	121,766	-
Others	21	23,582,041	18,380,319	26,326,186	20,892,254

Long-Term Liabilities		148,882,035	151,392,224	156,197,476	156,043,859
Deposits	17.a	49,730,160	53,280,609	50,281,006	53,607,177
Interbank Deposits		688,503	744,758	1,447,383	1,396,068
Time Deposits		49,041,657	52,535,851	48,833,623	52,211,109
Money Market Funding	17.b	37,546,063	27,844,393	37,435,219	26,636,553
Own Portfolio		26,794,076	27,844,393	26,683,232	26,636,553
Linked to Trading Portfolio Operations		10,751,987	-	10,751,987	-
Funds from Acceptance and Issuance of
Securities	17.c	19,156,593	34,027,295	21,975,123	36,262,402
Exchange Acceptances		-	-	476,151	620,728
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		10,322,977	21,528,147	12,665,356	23,142,526
Securities Issued Abroad		8,833,616	12,499,148	8,833,616	12,499,148
Borrowings	17.e	1,330,152	1,417,340	1,330,152	1,417,340
Local Borrowings - Other Institutions		11,606	49,832	11,606	49,832
Foreign Borrowings		1,318,546	1,367,508	1,318,546	1,367,508
Domestic Onlendings - Official Institutions	17.e	9,111,697	6,623,752	9,111,697	6,623,752
National Treasury		104	731	104	731
National Economic and Social Development
Bank (BNDES)		4,385,754	3,561,490	4,385,754	3,561,490
Federal Savings and Loan Bank (CEF)		105,149	66,226	105,149	66,226
National Equipment Financing Authority (FINAME)		4,618,656	2,995,305	4,618,656	2,995,305
Other Institutions		2,034	-	2,034	-
Foreign Onlendings	17.e	-	9,516	-	9,516
Foreign Onlendings		-	9,516	-	9,516
Derivative Financial Instruments	6	2,954,061	3,532,064	3,127,013	3,474,399
Derivative Financial Instruments		2,954,061	3,532,064	3,127,013	3,474,399
Other Payables		29,053,309	24,657,255	32,937,266	28,012,720
Foreign Exchange Portfolio	9	149,924	97,659	149,924	97,659
Tax and Social Security	18	12,026,139	11,864,270	15,246,047	14,757,532
Negotiation and Intermediation of Securities	10	68,314	29,476	68,314	79,920
Subordinated Debts	19	6,701,967	8,015,620	6,701,967	8,015,620
Debt Instruments Eligible to Compose Capital	20	5,496,174	-	5,496,174	-
Others	21	4,610,791	4,650,230	5,274,840	5,061,989

Deferred Income		323,214	251,659	335,155	251,678
Deferred Income		323,214	251,659	335,155	251,678

Minority Interest		-	-	997,454	923,510

Stockholders' Equity	23	58,007,984	63,967,354	58,002,827	63,963,228
Capital:		57,000,000	62,828,201	57,000,000	62,828,201
Brazilian Residents		4,808,186	6,251,291	4,808,186	6,251,291
Foreign Residents		52,191,814	56,576,910	52,191,814	56,576,910
Capital Reserves		637,513	631,268	638,322	633,887
Profit Reserves		1,901,894	2,073,816	1,863,973	1,557,545
Adjustment to Fair Value		(1,179,430)	(1,400,299)	(1,175,826)	(1,252,330)
Accumulated Profits		-	-	28,351	361,557
(-) Treasury Shares		(351,993)	(165,632)	(351,993)	(165,632)
Total Liabilities		528,387,650	495,159,631	494,200,032	468,049,970
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Financial Income		27,337,913	25,484,351	27,756,305	26,968,804
Lending Operations		14,468,868	16,612,048	17,688,185	19,395,073
Leasing Operations		-	2,853	254,091	346,306
Securities Transactions	6.a	9,659,913	7,838,409	6,544,526	6,217,566
Derivatives Transactions		646,685	(241,471)	688,975	(270,901)
Foreign Exchange Operations		870,444	267,381	870,444	267,381
Operations of Sale or Transfer of Financial Assets		5,880	34,068	12,419	34,460
Compulsory Deposits		1,686,123	971,063	1,697,665	978,919

Financial Expenses		(18,930,769)	(19,994,260)	(18,001,122)	(19,860,951)
Funding Operations Market	17.d	(14,593,000)	(11,626,478)	(12,753,881)	(10,656,771)
Borrowings and Onlendings Operations		932,778	(1,830,883)	796,537	(1,837,912)
Leasing Operations		(566)	-	-	-
Allowance for Loan Losses	8.f	(5,269,981)	(6,536,899)	(6,043,778)	(7,366,268)

Gross Profit From Financial Operations		8,407,144	5,490,091	9,755,183	7,107,853

Other Operating (Expenses) Income		(5,948,421)	(5,911,692)	(6,877,534)	(6,736,918)
Income from Services Rendered	26	3,503,782	3,394,569	3,900,174	3,782,364
Income from Banking Fees	26	1,174,921	1,194,026	1,415,692	1,431,516
Personnel Expenses	27	(2,820,959)	(2,852,215)	(2,994,435)	(3,013,792)
Other Administrative Expenses	28	(5,990,082)	(5,918,540)	(6,277,165)	(6,213,603)
Tax Expenses	29	(1,437,508)	(1,143,462)	(1,672,476)	(1,394,066)
Investments in Affiliates and Subsidiaries	14	587,421	512,761	291	5,496
Other Operating Income	30	1,220,831	844,237	1,247,433	995,957
Other Operating Expenses	31	(2,186,827)	(1,943,068)	(2,497,048)	(2,330,790)

Operating Income		2,458,723	(421,601)	2,877,649	370,935

Non-Operating Income	32	46,738	78,554	45,396	199,300

Income Before Taxes on Income and Profit Sharing		2,505,461	(343,047)	2,923,045	570,235

Income Tax and Social Contribution	33	(939,972)	1,542,756	(1,240,905)	1,151,405
Provision for Income Tax		(528,256)	5,158	(743,211)	(174,392)
Provision for Social Contribution Tax		(297,721)	-	(451,237)	(146,651)
Deferred Tax Credits		(113,995)	1,537,598	(46,457)	1,472,448

Profit Sharing		(524,896)	(431,636)	(552,810)	(473,864)

Minority Interest		-	-	(83,408)	(137,749)

Net Income		1,040,593	768,073	1,045,922	1,110,027

Number of Shares (Thousands)	23.a	7,550,148	7,580,921
Net Income per Thousand Shares (R$)		137.82	101.32
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)sTreasury
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2012 Adjusted		62,828,201	610,215	1,300,216	955,527	413,578	73,737	(2,524,323)	-	(170,562)	63,486,589
Employee Benefit Plan (Adoption of CPC 33)		-	-	-	-	-	-	1,378,869	-	-	1,378,869
Treasury Shares	23.d	-	-	-	-	-	-	-	-	(24,484)	(24,484)
Result of Treasury Shares	23.d	-	(676)	-	-	-	-	-	-	29,414	28,738
Reservations for Share - Based Payment	34.e	-	21,729	-	-	-	-	-	-	-	21,729
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(571,646)	(170,514)	-	-	-	(742,160)
Dividends based on Reserve for Dividend Equalization	23.b	-	-	-	(650,000)	-	-	-	-	-	(650,000)
Net Income		-	-	-	-	-	-	-	768,073	-	768,073
Allocations:
Legal Reserve		-	-	38,404	-	-	-	-	(38,404)	-	-
Interest on Capital	23.b	-	-	-	-	-	-	-	(300,000)	-	(300,000)
Reserve for Dividend Equalization	23.c	-	-	-	429,669	-	-	-	(429,669)	-	-
Balances as of June 30, 2013		62,828,201	631,268	1,338,620	735,196	(158,068)	(96,777)	(1,145,454)	-	(165,632)	63,967,354

Balances as of December 31, 2013		62,828,201	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353
Employee Benefit Plan (Adoption of CPC 33)		-	-	-	-	-	-	1,772	-	-	1,772
Treasury Shares	23.d	-	-	-	-	-	-	-	-	(60,266)	(60,266)
Result of Treasury Shares	23.d	-	(5,360)	-	-	-	-	-	-	-	(5,360)
Reservations for Share - Based Payment	34.e	-	689	-	-	-	-	-	-	-	689
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	792,962	45,774	-	-	-	838,736
Dividends based on Reserve for Dividend Equalization	23.b	-	-	-	(99,807)	-	-	-	-	-	(99,807)
Restructuring of Capital	23.d & f	(5,828,201)	(185,312)	-	-	-	-	-	-	(20)	(6,013,533)
Net Income		-	-	-	-	-	-	-	1,040,593	-	1,040,593
Allocations:
Legal Reserve		-	-	52,030	-	-	-	-	(52,030)	-	-
Dividends	23.b	-	-	-	-	-	-	-	(520,193)	-	(520,193)
Reserve for Dividend Equalization	23.c	-	-	-	468,370	-	-	-	(468,370)	-	-
Balances as of June 30, 2014		57,000,000	637,513	1,433,524	468,370	232,465	(81,403)	(1,330,492)	-	(351,993)	58,007,984
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Operational Activities
Net Income		1,040,593	768,073	1,045,922	1,110,027
Adjustment to Net Income		9,767,876	9,196,198	11,096,292	10,923,800
Allowance for Loan Losses	8.f	5,269,981	6,536,899	6,043,778	7,366,268
Provision for Legal Proceedings, Administrative and Other		2,067,676	1,250,931	2,406,693	1,594,610
Deferred Tax Credits		212,715	(580,501)	(23,787)	(688,555)
Equity in Affiliates and Subsidiaries	14	(587,421)	(512,761)	(291)	(5,496)
Depreciation and Amortization	28	2,679,011	2,724,440	2,704,523	2,740,937
Recognition (Reversal) Allowance for Other Assets Losses	32	(958)	(90,756)	(1,034)	(90,817)
Result on Sale of Other Assets	32	(28,919)	(117,851)	(29,551)	(119,629)
Result on Impairment of Assets	30&31	1,271	95,949	1,271	95,949
Result on Sale of Investments	32	-	-	43	163
Others		154,520	(110,152)	(5,353)	30,370
Changes on Assets and Liabilities		(24,268,115)	(14,553,688)	(26,377,465)	(13,703,088)
Decrease (Increase) in Interbank Investments		(2,666,032)	(6,482,979)	(3,117,710)	(5,591,725)
Decrease (Increase) in Securities and Derivative Financial Instruments		(31,902,927)	(5,576,293)	(25,752,095)	(3,263,014)
Decrease (Increase) in Lending and Leasing Operations		(4,443,436)	(11,686,661)	(5,526,231)	(12,986,639)
Decrease (Increase) in Deposits on Central Bank of Brazil		2,893,786	1,756,933	(6,854,009)	1,747,124
Decrease (Increase) in Other Receivables		8,273,433	(5,755,493)	7,984,578	(6,675,396)
Decrease (Increase) in Other Assets		(15,023)	(275,379)	57,187	(185,210)
Net Change on Other Interbank and Interbranch Accounts		(11,209,407)	(1,169,408)	(1,472,629)	(1,169,410)
Increase (Decrease) in Deposits		15,940,975	(7,234,561)	(95,315)	(398,055)
Increase (Decrease) in Money Market Funding		2,994,470	15,251,019	11,483,356	6,342,495
Increase (Decrease) in Borrowings		876,479	1,114,726	1,331,331	1,137,326
Increase (Decrease) in Other Liabilities		(5,030,641)	6,031,857	(4,105,931)	8,325,301
Increase (Decrease) in Change in Deferred Income		20,208	29,564	26,972	29,579
Tax Paid		-	(557,013)	(336,969)	(1,015,464)
Net Cash Provided by (Used in) Operational Activities		(13,459,646)	(4,589,417)	(14,235,251)	(1,669,261)
Investing Activities
Acquisition of Investment		(94,093)	(160,137)	(2,485)	(70,831)
Acquisition of Fixed Assets		(194,157)	(541,481)	(222,356)	(644,419)
Acquisition of Intangible Assets		(219,672)	(199,278)	(243,939)	(300,609)
Net Cash Received on Sale/Reduction of Investments	14	6,303	3,948,332	6,261	15
Proceeds from Assets not in Use		62,878	15,935	63,895	18,130
Proceeds from Property for Own Use		8,320	87,317	2,063	87,839
Dividends and Interest on Capital Received		320,966	63,257	11,550	27,258
Net Cash Provided by (Used in) Investing Activities		(109,455)	3,213,945	(385,011)	(882,617)
Financing Activities
Restructuring of Capital	23.f	(6,000,000)	-	(6,000,000)	-
Issuance Debt Instruments Eligible to Compose Capital	23.f	6,000,000	-	6,000,000	-
Acquisition of Own Share	23.d & f	(73,799)	(24,484)	(73,799)	(24,484)
Issuance of Long - Term Emissions		22,949,639	26,168,463	23,680,649	27,218,715
Long - Term Payments		(25,140,715)	(21,319,004)	(25,720,284)	(21,769,588)
Subordinated Debts - Payments		(509,836)	-	(509,836)	-
Debt Instruments Eligible to Compose Capital - Payments		(60,331)	-	(60,331)	-
Dividends and Interest on Capital Paid		(1,453,723)	(1,143,448)	(1,458,413)	(1,197,003)
Increase (Decrease) on Minority Interest		-	-	10,010	94,682
Net Cash Provided by (Used in) Financing Activities		(4,288,765)	3,681,527	(4,132,004)	4,322,322
Net Increase in Cash and Cash Equivalents		(17,857,866)	2,306,055	(18,752,266)	1,770,444
Cash and Cash Equivalents at the Beginning of Period	4	36,803,310	18,301,855	38,031,746	19,947,372
Cash and Cash Equivalents at the End of Period	4	18,945,444	20,607,910	19,279,480	21,717,816
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated

				Bank 01/01 to 06/30/2013		01/01 to 06/30/2014		Consolidated 01/01 to 06/30/2013
		01/01 to
	Note	06/30/2014

Financial Income		27,337,913		25,484,351		27,756,305		26,968,804
Income from Services Rendered and Banking Fees	26	4,678,703		4,588,595		5,315,866		5,213,880
Allowance for Loans Losses	8.f	(5,269,981)		(6,536,899)		(6,043,778)		(7,366,268)
Other Income and Expenses		(917,987)		613,270		(1,202,948)		432,864
Financial Expenses		(13,660,788)		(13,457,361)		(11,957,344)		(12,494,683)
Third-party Input		(2,962,495)		(2,938,095)		(3,209,368)		(3,209,902)
Materials, Energy and Others		(121,426)		(130,998)		(122,469)		(132,449)
Third-Party Services	28	(1,023,114)		(927,305)		(1,152,905)		(1,100,255)
Impairment of Assets	31	(1,271)		(95,949)		(1,271)		(95,949)
Others		(1,816,684)		(1,783,843)		(1,932,723)		(1,881,249)
Gross Added Value		9,205,365		7,753,861		10,658,733		9,544,695
Retentions
Depreciation and Amortization	28	(2,679,011)		(2,724,440)		(2,704,523)		(2,740,937)
Added Value Produced Net		6,526,354		5,029,421		7,954,210		6,803,758
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	587,421		512,761		291		5,496
Added Value to Distribute		7,113,775		5,542,182		7,954,501		6,809,254
Added Value Distribution
Employee		2,935,482	41.3%	2,874,355	51.8%	3,112,748	39.1%	3,057,696	44.9%
Compensation	27	1,638,447		1,641,188		1,738,807		1,740,150
Benefits	27	544,057		536,945		578,467		567,024
Government Severance Indemnity Funds for Employees - FGTS		157,786		127,829		166,441		135,077
Others		595,192		568,393		629,033		615,445
Taxes and Contributions		2,787,853	39.2%	1,547,800	27.9%	3,347,878	42.1%	2,145,069	31.5%
Federal		2,588,209		1,352,022		3,118,093		1,916,892
State		602		296		604		351
Municipal		199,042		195,482		229,181		227,826
Compensation of Third-Party Capital - Rental	28	349,847	4.9%	351,954	6.4%	364,545	4.6%	358,713	5.3%
Remuneration of Interest on Capital		1,040,593	14.6%	768,073	13.9%	1,129,330	14.2%	1,247,776	18.3%
Dividends		520,193		-		520,193		-
Interest on Capital	23.b	-		300,000		-		300,000
Profit Reinvestment		520,400		468,073		525,729		810,027
Participation Results of Minority of Shareholders		-		-		83,408		137,749
Total		7,113,775	100.0%	5,542,182	100.0%	7,954,501	100.0%	6,809,254	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 14, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company (Brazil Foreign) participating company of the securitization of future flow of payment orders received from abroad (Note 17.c) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty); and

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial).

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on June 30, 2014 were approved by Board of Directors at the meeting held on July 30, 2014.

These consolidated interim financial statements prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS) for the period ended June 30, 2014 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans when they are more than 360 days late. In the case of long-term loans (over 3 years), they are written off when they are up to 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not having exhausted all the procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

On December 31, 2013, the Bank changed the presentation of the corresponding normal and abnormal credit balance, where until September 30, 2013 all operations resulting from a renegotiation process were presented as abnormal credits. From the first quarter of 2014, will be considered as abnormal credits only those operations resulting from a renegotiation process that the balance sheet date, have more than 15 days late, so being informed as the normal credits too. Said retrospective amendment takes effect on the presentation of the Note 8.e, being that it has no effect on individual and consolidated balance sheets or individual and consolidated income statement.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria Below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date and the provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet made in which the bonds will participate and the provision for drawings is recognized for bonds drawn but not yet paid;

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date; and

• The contingency provision is recognized to cover any obligations to customers.

l) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses (Note 31).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, at the end of each year to be effective for the subsequent period.

m) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

n) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, consided as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 17.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt representing obligations financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign.All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component,your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Notes 20 and 23.f.

o) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 22.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

p) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

q) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management, at the meeting held on July 30, 2014.

r) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

s) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

				Bank
	06/30/2014	12/31/2013	06/30/2013	12/31/2012
Cash	4,670,666	5,290,047	4,437,335	4,653,214
Interbank Investments	14,274,778	31,513,263	16,170,575	13,648,641
Money Market Investments	5,051,213	19,659,462	5,821,130	4,273,832
Interbank Deposits	575,887	369,975	524,791	486,036
Foreign Currency Investments	8,647,678	11,483,826	9,824,654	8,888,773
Total	18,945,444	36,803,310	20,607,910	18,301,855

				Consolidated
	06/30/2014	12/31/2013	06/30/2013	12/31/2012
Cash	5,004,702	5,485,679	4,533,536	4,742,486
Interbank Investments	14,274,778	32,546,067	17,184,280	15,204,886
Money Market Investments	5,051,213	19,659,462	5,821,130	4,273,832
Interbank Deposits	575,887	227,905	41,630	535,536
Foreign Currency Investments	8,647,678	12,658,700	11,321,520	10,395,518
Total	19,279,480	38,031,746	21,717,816	19,947,372

5. Interbank Investments

					Bank
				06/30/2014	06/30/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	19,693,313	1,421,561	-	21,114,874	28,695,443
Own Portfolio	6,838,570	536,135	-	7,374,705	2,977,396
National Treasury Bills - LTN	1,308,408	259,930	-	1,568,338	867,351
National Treasury Notes - NTN	5,530,162	276,205	-	5,806,367	2,110,045
Third-party Portfolio	2,999,995	-	-	2,999,995	14,074,655
National Treasury Bills - LTN	1,999,999	-	-	1,999,999	5,930,246
National Treasury Notes - NTN	999,996	-	-	999,996	8,144,409
Sold Position	9,854,748	885,426	-	10,740,174	11,643,392
National Treasury Bills - LTN	2,927,596	279,957	-	3,207,553	3,117,163
National Treasury Notes - NTN	6,927,152	605,469	-	7,532,621	8,526,229
Interbank Deposits	3,820,873	17,704,051	10,060,692	31,585,616	35,583,323
Foreign Currency Investments	8,647,678	-	-	8,647,678	10,264,464
Total	32,161,864	19,125,612	10,060,692	61,348,168	74,543,230
Current				51,287,476	62,877,791
Long-term				10,060,692	11,665,439

					Consolidated
				06/30/2014	06/30/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	19,693,313	1,421,561	-	21,114,874	28,696,127
Own Portfolio	7,538,567	536,135	-	8,074,702	6,869,880
National Treasury Bills - LTN	1,808,407	259,930	-	2,068,337	2,163,681
National Treasury Notes - NTN	5,730,160	276,205	-	6,006,365	4,706,186
Debentures	-	-	-	-	13
Third-party Portfolio	2,299,998	-	-	2,299,998	10,182,855
National Treasury Bills - LTN	1,500,000	-	-	1,500,000	4,634,587
National Treasury Notes - NTN	799,998	-	-	799,998	5,548,268
Sold Position	9,854,748	885,426	-	10,740,174	11,643,392
National Treasury Bills - LTN	2,927,596	279,957	-	3,207,553	3,117,163
National Treasury Notes - NTN	6,927,152	605,469	-	7,532,621	8,526,229
Interbank Deposits	1,513,881	1,171,061	54,090	2,739,032	3,884,534
Foreign Currency Investments	8,647,678	-	-	8,647,678	11,761,330
Total	29,854,872	2,592,622	54,090	32,501,584	44,341,991
Current				32,447,494	44,233,702
Long-term				54,090	108,289

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				06/30/2014	06/30/2013
	Cost	Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	41,822,328	18,480	-	41,840,808	28,123,322
Government Securities	38,662,858	16,856	-	38,679,714	25,119,017
Private Securities	3,159,470	1,624	-	3,161,094	3,004,305
Available-for-Sale Securities	94,655,196	48,370	367,506	95,071,072	72,215,503
Government Securities	36,765,245	-	510,486	37,275,731	22,258,320
Private Securities	57,889,951	48,370	(142,980)	57,795,341	49,957,183
Held-to-Maturity Securities	179	-	-	179	611
Government Securities	179	-	-	179	611
Total Securities	136,477,703	66,850	367,506	136,912,059	100,339,436
Derivatives (Assets)	4,317,645	1,389,647	(9,576)	5,697,716	6,472,261
Total Securities and Derivatives	140,795,348	1,456,497	357,930	142,609,775	106,811,697
Current				55,510,050	39,100,755
Long-term				87,099,725	67,710,942
Derivatives (Liabilities)	(3,320,390)	(773,563)	(84,193)	(4,178,146)	(5,635,719)
Current				(1,224,085)	(2,103,655)
Long-term				(2,954,061)	(3,532,064)

					Consolidated
				06/30/2014	06/30/2013
	Cost	Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	42,818,422	18,453	-	42,836,875	28,072,329
Government Securities	40,738,291	16,812	-	40,755,103	26,248,321
Private Securities	2,080,131	1,641	-	2,081,772	1,824,008
Available-for-Sale Securities	54,764,036	48,370	310,618	55,123,024	42,941,879
Government Securities	38,165,415	-	444,394	38,609,809	26,625,958
Private Securities	16,598,621	48,370	(133,776)	16,513,215	16,315,921
Held-to-Maturity Securities	179	-	-	179	611
Government Securities	179	-	-	179	611
Total Securities	97,582,637	66,823	310,618	97,960,078	71,014,819
Derivatives (Assets)	4,446,301	1,464,983	(9,576)	5,901,708	6,519,185
Total Securities and Derivatives	102,028,938	1,531,806	301,042	103,861,786	77,534,004
Current				57,801,692	40,464,371
Long-term				46,060,094	37,069,633
Derivatives (Liabilities)	(3,565,123)	(791,705)	(115,392)	(4,472,220)	(5,712,580)
Current				(1,345,207)	(2,238,181)
Long-term				(3,127,013)	(3,474,399)

II) Trading Securities

				Bank				Consolidated
			06/30/2014	06/30/2013			06/30/2014	06/30/2013
		Adjustment				Adjustment
	Cost	to Fair Value-	Carrying	Carrying	Cost	to Fair Value-	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	38,662,858	16,856	38,679,714	25,119,017	40,738,291	16,812	40,755,103	26,248,321
Treasury Bills - LFT	442,872	42	442,914	587,615	2,133,591	(2)	2,133,589	1,521,052
National Treasury Bills - LTN	22,843,530	(5,714)	22,837,816	15,378,452	23,228,244	(5,714)	23,222,530	15,574,319
National Treasury Notes - NTN A	130,397	3,235	133,632	561,483	130,397	3,235	133,632	561,483
National Treasury Notes - NTN B	8,164,065	18,414	8,182,479	5,649,188	8,164,065	18,414	8,182,479	5,649,188
National Treasury Notes - NTN C	2,526	(52)	2,474	2,742	2,526	(52)	2,474	2,742
National Treasury Notes - NTN F	6,967,151	468	6,967,619	2,817,479	6,967,151	468	6,967,619	2,817,479
Agricultural Debt Securities - TDA	104,700	-	104,700	101,453	104,700	-	104,700	101,453
Brazilian Foreign Debt Notes	7,617	463	8,080	20,605	7,617	463	8,080	20,605
Private Securities	3,159,470	1,624	3,161,094	3,004,305	2,080,131	1,641	2,081,772	1,824,008
Shares	69,496	7,148	76,644	356,000	492,655	7,149	499,804	426,742
Receivables Investment Fund - FIDC (1)	16,200	-	16,200	21,469	16,200	-	16,200	21,469
Investment Fund Shares in Participation - FIP	-	-	-	-	39,293	-	39,293	44,820
Investment Fund Shares	38,758	-	38,758	5,099	393,523	-	393,523	419,656
Debentures	2,987,977	2,582	2,990,559	2,571,316	972,735	2,582	975,317	796,863
Financial Bills - LF	-	-	-	-	112,704	16	112,720	59,509
Certificates of Real Estate Receivables - CRI	47,039	(8,106)	38,933	50,421	47,136	(8,106)	39,030	50,553
Bank Deposits Certificates - CDB	-	-	-	-	5,885	-	5,885	4,396
Total	41,822,328	18,480	41,840,808	28,123,322	42,818,422	18,453	42,836,875	28,072,329

						Bank
						06/30/2014
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	5,008,837	10,447,811	12,860,860	10,362,206	38,679,714
Treasury Bills - LFT	-	122,824	105,544	51,410	163,136	442,914
National Treasury Bills - LTN	-	3,894,667	9,393,458	7,633,003	1,916,688	22,837,816
National Treasury Notes - NTN A	-	-	-	-	133,632	133,632
National Treasury Notes - NTN B	-	966,975	601,891	3,279,687	3,333,926	8,182,479
National Treasury Notes - NTN C	-	-	-	-	2,474	2,474
National Treasury Notes - NTN F	-	-	322,759	1,856,322	4,788,538	6,967,619
Agricultural Debt Securities - TDA	-	24,065	24,159	40,388	16,088	104,700
Brazilian Foreign Debt Securities	-	306	-	50	7,724	8,080
Private Securities	131,602	1,227	30,934	14,870	2,982,461	3,161,094
Shares	76,644	-	-	-	-	76,644
Receivables Investment Fund - FIDC (1)	16,200	-	-	-	-	16,200
Investment Fund Shares	38,758	-	-	-	-	38,758
Debentures	-	1,227	-	13,008	2,976,324	2,990,559
Certificates of Real Estate Receivables - CRI	-	-	30,934	1,862	6,137	38,933
Total	131,602	5,010,064	10,478,745	12,875,730	13,344,667	41,840,808

						Consolidated
						06/30/2014
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	5,743,001	11,258,456	12,897,154	10,856,492	40,755,103
Treasury Bills - LFT	-	615,513	772,950	87,704	657,422	2,133,589
National Treasury Bills - LTN	-	4,136,142	9,536,697	7,633,003	1,916,688	23,222,530
National Treasury Notes - NTN A	-	-	-	-	133,632	133,632
National Treasury Notes - NTN B	-	966,975	601,891	3,279,687	3,333,926	8,182,479
National Treasury Notes - NTN C	-	-	-	-	2,474	2,474
National Treasury Notes - NTN F	-	-	322,759	1,856,322	4,788,538	6,967,619
Agricultural Debt Securities - TDA	-	24,065	24,159	40,388	16,088	104,700
Brazilian Foreign Debt Notes	-	306	-	50	7,724	8,080
Private Securities	949,515	3,861	57,065	106,304	965,027	2,081,772
Shares	499,804	-	-	-	-	499,804
Receivables Investment Fund - FIDC (1)	16,200	-	-	-	-	16,200
Investment Fund Shares in Participation - FIP	39,293	-	-	-	-	39,293
Investment Fund Shares	393,522	-	1	-	-	393,523
Debentures	-	3,419	-	13,008	958,890	975,317
Financial Bills - LF	-	-	21,645	91,075	-	112,720
Certificates of Real Estate Receivables - CRI	-	97	30,934	1,862	6,137	39,030
Bank Deposits Certificates - CDB	696	345	4,485	359	-	5,885
Total	949,515	5,746,862	11,315,521	13,003,458	11,821,519	42,836,875

III) Available-for-Sale Securities

					Bank
				06/30/2014	06/30/2013
			Adjustment to Market[1]
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	36,765,245	-	510,486	37,275,731	22,258,320
Treasury Certificates - CFT	381	-	197	578	542
Securitized Credit	2,305	-	538	2,843	2,596
Treasury Bills - LFT	433,367	-	(17)	433,350	3,341,936
National Treasury Bills - LTN	21,728,823	-	383,854	22,112,677	7,593,590
National Treasury Notes - NTN A	2,848,712	-	81,540	2,930,252	861,458
National Treasury Notes - NTN B	4,640,136	-	137,829	4,777,965	549,939
National Treasury Notes - NTN C (2)	1,296,049	-	(40,337)	1,255,712	2,358,809
National Treasury Notes - NTN F (2) (6)	3,269,666	-	(213,026)	3,056,640	6,822,502
Brazilian Foreign Debt Bonds (7)	2,164,051	-	139,380	2,303,431	-
Mexican Notes	-	-	-	-	426,040
State and Municipal Bonds - CEPAC	-	-	-	-	226,366
Debentures (3)	381,755	-	20,528	402,283	74,542
Private Securities	57,889,951	48,370	(142,980)	57,795,341	49,957,183
Shares	718,145	-	571	718,716	355,982
Receivables Investment Fund - FIDC (1)	1,047,041	-	-	1,047,041	1,909,437
Investment Fund Shares in Participation - FIP	527,124	-	-	527,124	469,660
Investment Fund Shares	521,973	-	(58,409)	463,564	396,621
Real Estate Fund Shares	14,590	-	(2,985)	11,605	16,904
Debentures (4)	50,688,135	48,370	(52,162)	50,684,343	42,486,338
Eurobonds	72	-	-	72	4,279
Promissory Notes - NP (5)	2,414,483	-	33,753	2,448,236	1,952,282
Real Estate Credit Notes - CCI	16,331	-	812	17,143	19,839
Financial Bills - LF	1,095,590	-	(2,392)	1,093,198	1,251,002
Certificates of Real Estate Receivables - CRI	846,467	-	(62,168)	784,299	1,094,839
Total	94,655,196	48,370	367,506	95,071,072	72,215,503

					Consolidated
				06/30/2014	06/30/2013
			Adjustment to Market[1]
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	38,165,415	-	444,394	38,609,809	26,625,958
Treasury Certificates - CFT	381	-	197	578	542
Securitized Credit	2,305	-	538	2,843	2,596
Treasury Bills - LFT	457,592	-	(18)	457,574	3,528,104
National Treasury Bills - LTN	21,975,834	-	383,957	22,359,791	7,926,605
National Treasury Notes - NTN A	2,848,712	-	81,540	2,930,252	861,458
National Treasury Notes - NTN B	4,640,136	-	137,829	4,777,965	549,939
National Treasury Notes - NTN C (2)	1,296,049	-	(40,337)	1,255,712	2,358,809
National Treasury Notes - NTN F (2) (6)	4,398,600	-	(279,220)	4,119,380	10,670,957
Brazilian Foreign Debt Bonds (7)	2,164,051	-	139,380	2,303,431	-
Mexican Notes	-	-	-	-	426,040
State and Municipal Bonds - CEPAC	-	-	-	-	226,366
Debentures (3)	381,755	-	20,528	402,283	74,542
Private Securities	16,598,621	48,370	(133,776)	16,513,215	16,315,921
Shares	871,169	-	13,208	884,377	433,202
Receivables Investment Fund - FIDC (1)	1,199,146	-	-	1,199,146	2,057,927
Investment Fund Shares in Participation - FIP	1,432,984	-	-	1,432,984	1,183,595
Investment Fund Shares	180,482	-	(58,623)	121,859	86,101
Real Estate Fund Shares	81,797	-	(5,840)	75,957	87,416
Debentures (4)	8,283,445	48,370	(52,261)	8,279,554	8,033,546
Eurobonds	72	-	-	72	4,279
Promissory Notes - NP (5)	2,414,483	-	33,753	2,448,236	1,952,282
Real Estate Credit Notes - CCI	16,331	-	812	17,143	19,839
Financial Bills - LF	1,272,245	-	(2,657)	1,269,588	1,362,895
Certificates of Real Estate Receivables - CRI	846,467	-	(62,168)	784,299	1,094,839
Total	54,764,036	48,370	310,618	55,123,024	42,941,879

						Bank
						06/30/2014
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	665,699	5,836,407	5,737,302	25,036,323	37,275,731
Treasury Certificates - CFT	-	-	-	-	578	578
Securitized Credit	-	-	67	1,073	1,703	2,843
Treasury Bills - LFT	-	433,350	-	-	-	433,350
National Treasury Bills - LTN	-	-	5,198,527	4,817,519	12,096,631	22,112,677
National Treasury Notes - NTN A	-	-	16,131	-	2,914,121	2,930,252
National Treasury Notes - NTN B	-	37,565	573,426	-	4,166,974	4,777,965
National Treasury Notes - NTN C (2)	-	14,696	-	-	1,241,016	1,255,712
National Treasury Notes - NTN F (2) (6)	-	152,919	-	779,609	2,124,112	3,056,640
Brazilian Foreign Debt Bonds (7)	-	23,708	28,613	-	2,251,110	2,303,431
Debentures (3)	-	3,461	19,643	139,101	240,078	402,283
Private Securities	2,367,989	566,494	2,531,287	23,376,120	28,953,451	57,795,341
Shares	318,655	-	-	-	400,061	718,716
Receivables Investment Fund - FIDC (1)	1,047,041	-	-	-	-	1,047,041
Investment Fund Shares in Participation - FIP	527,124	-	-	-	-	527,124
Investment Fund Shares	463,564	-	-	-	-	463,564
Real Estate Fund Shares	11,605	-	-	-	-	11,605
Debentures (4)	-	193,345	1,089,871	21,905,723	27,495,404	50,684,343
Eurobonds	-	72	-	-	-	72
Promissory Notes - NP (5)	-	295,677	350,733	1,349,686	452,140	2,448,236
Real Estate Credit Notes - CCI	-	-	4,262	8,185	4,696	17,143
Financial Bills - LF	-	27,525	953,147	112,526	-	1,093,198
Certificates of Real Estate Receivables - CRI	-	49,875	133,274	-	601,150	784,299
Total	2,367,989	1,232,193	8,367,694	29,113,422	53,989,774	95,071,072

						Consolidated
						06/30/2014
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	740,976	5,836,407	6,780,049	25,252,377	38,609,809
Treasury Certificates - CFT	-	-	-	-	578	578
Securitized Credit	-	-	67	1,073	1,703	2,843
Treasury Bills - LFT	-	457,574	-	-	-	457,574
National Treasury Bills - LTN	-	-	5,198,527	5,064,633	12,096,631	22,359,791
National Treasury Notes - NTN A	-	-	16,131	-	2,914,121	2,930,252
National Treasury Notes - NTN B	-	37,565	573,426	-	4,166,974	4,777,965
National Treasury Notes - NTN C (2)	-	14,696	-	-	1,241,016	1,255,712
National Treasury Notes - NTN F (2) (6)	-	203,972	-	1,575,242	2,340,166	4,119,380
Brazilian Foreign Debt Bonds (7)	-	23,708	28,613	-	2,251,110	2,303,431
Debentures (3)	-	3,461	19,643	139,101	240,078	402,283
Private Securities	3,314,262	566,494	2,657,686	2,830,973	7,143,800	16,513,215
Shares	484,316	-	-	-	400,061	884,377
Receivables Investment Fund - FIDC (1)	1,199,146	-	-	-	-	1,199,146
Investment Fund Shares in Participation - FIP	1,432,984	-	-	-	-	1,432,984
Investment Fund Shares	121,859	-	-	-	-	121,859
Real Estate Fund Shares	75,957	-	-	-	-	75,957
Debentures (4)	-	193,345	1,094,324	1,306,132	5,685,753	8,279,554
Eurobonds	-	72	-	-	-	72
Promissory Notes - NP (5)	-	295,677	350,733	1,349,686	452,140	2,448,236
Real Estate Credit Notes - CCI	-	-	4,262	8,185	4,696	17,143
Financial Bills - LF	-	27,525	1,075,093	166,970	-	1,269,588
Certificates of Real Estate Receivables - CRI	-	49,875	133,274	-	601,150	784,299
Total	3,314,262	1,307,470	8,494,093	9,611,022	32,396,177	55,123,024

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) On the first half of 2014, R$6,028 (2013 - R$336,333) result, net of tax in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 23.e).
(3) Issued by mixed capital company.
(4) Includes R$704,044 (06/30/2013 - R$406,738) of hedge objects market risks (Note 6.b.VI.a).
(5) Includes R$204,459 (06/30/2013 - R$202,975) of hedge objects cash flow (Note 6.b.VI.b).

(6) In June 30, 2014, includes the amount of 1,435,913 of Treasury Notes NTN-F, with maturity in January 1, 2023 which are linked to the obligation assumed by Banco Santander to cover the reserves to amortize the Plan V of the Fundo Banespa de Seguridade Social (Banesprev).

(7) Includes R$603,876 of hedge objects cash flow (Note 6.b.VI.b).

IV) Held-to-Maturity Securities

				Bank/Consolidated
				06/30/2014
				by Maturity
	Cost	Amortized/Carrying Amount	From 3 to
Held-to-Maturity Securities (1)	03/31/2014	12/31/2013	12 months	Total
Government Securities	179	611	179	179
National Treasury Notes - NTN I	179	611	179	179
Total	179	611	179	179
(1) The market value of held-to-maturity securities is R$179 (06/30/2013 - R$611).

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Income From Fixed-Income Securities	6,131,189	3,552,974	4,245,354	3,181,593
Income From Interbank Investments	3,471,423	4,191,675	2,112,158	2,834,206
Income From Variable-Income Securities	(14,821)	(34,882)	(28,652)	(44,228)
Financial Income Capitalization	-	-	91,981	80,676
Others (1)	72,122	128,642	123,685	165,319
Total	9,659,913	7,838,409	6,544,526	6,217,566
(1) Corresponds mainly to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			06/30/2014			06/30/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		1,171,538	1,694,258		260,091	1,068,397
Asset	215,340,889	27,125,828	27,983,488	124,459,265	16,948,850	18,110,466
CDI (Interbank Deposit Rates)	52,808,308	14,488,444	15,501,776	38,518,244	9,659,501	10,666,896
Fixed Interest Rate - Real (1)	23,142,674	11,044,720	11,700,797	13,870,795	7,254,798	7,405,944
Indexed to Price and Interest Rates	21,117,002	1,569,554	757,882	15,147,346	-	-
Foreign Currency	118,227,582	-	-	56,847,397	-	-
Others	45,323	23,110	23,033	75,483	34,551	37,626
Liabilities	214,169,351	(25,954,290)	(26,289,230)	124,199,174	(16,688,759)	(17,042,069)
CDI (Interbank Deposit Rates)	38,319,864	-	-	28,858,743	-	-
Fixed Interest Rate - Real	12,097,954	-	-	6,615,997	-	-
Indexed to Price and Interest Rates	19,547,448	-	-	18,684,800	(3,537,454)	(4,044,037)
Foreign Currency (1)	144,181,872	(25,954,290)	(26,289,230)	69,998,702	(13,151,305)	(12,998,032)
Others	22,213	-	-	40,932	-	-
Options	278,306,105	(8,077)	21,565	214,291,892	(138,766)	(178,941)
Purchased Position	142,286,573	435,830	403,298	93,915,007	267,158	395,605
Call Option - US Dollar	3,100,314	217,052	187,046	2,311,026	87,437	163,189
Put Option - US Dollar	1,634,196	34,973	48,583	1,236,984	31,089	43,181
Call Option - Other	68,016,882	127,298	74,927	39,788,282	88,413	142,730
Interbank Market	67,319,919	96,931	46,761	38,940,931	51,878	136,866
Others (2)	696,963	30,367	28,166	847,351	36,535	5,864
Put Option - Other	69,535,181	56,507	92,742	50,578,715	60,219	46,505
Interbank Market	65,808,416	36,339	52,648	50,270,939	34,936	10,694
Others (2)	3,726,765	20,168	40,094	307,776	25,283	35,811
Sold Position	136,019,532	(443,907)	(381,733)	120,376,885	(405,924)	(574,546)
Call Option - US Dollar	3,960,980	(256,493)	(206,726)	2,363,976	(154,386)	(233,837)
Put Option - US Dollar	395,262	(13,449)	(14,822)	455,675	(15,541)	(18,564)
Call Option - Other	55,569,478	(109,199)	(88,642)	57,450,133	(145,875)	(223,673)
Interbank Market	55,084,161	(71,857)	(38,298)	55,565,671	(70,805)	(212,601)
Others (2)	485,317	(37,342)	(50,344)	1,884,462	(75,070)	(11,072)
Put Option - Other	76,093,812	(64,766)	(71,543)	60,107,101	(90,122)	(98,472)
Interbank Market	72,646,899	(26,855)	(32,403)	59,072,891	(35,816)	(5,418)
Others (2)	3,446,913	(37,911)	(39,140)	1,034,210	(54,306)	(93,054)
Futures Contracts	231,347,750	-	-	65,982,998	-	-
Purchased Position	114,978,094	-	-	27,814,398	-	-
Exchange Coupon (DDI)	6,846,664	-	-	2,935,115	-	-
Interest Rates (DI1 and DIA)	106,311,635	-	-	21,036,750	-	-
Foreign Currency	1,753,021	-	-	3,175,025	-	-
Indexes (3)	48,545	-	-	372,497	-	-
Treasury Bonds/Notes	12,406	-	-	295,011	-	-
Others	5,823	-	-	-	-	-
Sold Position	116,369,656	-	-	38,168,600	-	-
Exchange Coupon (DDI)	36,294,011	-	-	11,762,600	-	-
Interest Rates (DI1 and DIA)	9,423,724	-	-	17,305,646	-	-
Foreign Currency	35,152,642	-	-	8,425,945	-	-
Indexes (3)	268	-	-	58,188	-	-
Treasury Bonds/Notes	27,569	-	-	568,432	-	-
Average rate of Repo Operations (OC1)	35,471,442	-	-	-	-	-
Others	-	-	-	47,789	-	-

						Bank
			06/30/2014			06/30/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	23,407,034	(70,421)	84,023	30,865,463	183,464	308,548
Purchased Commitment	11,162,611	(437,986)	(520,752)	14,692,994	22,599	(62,415)
Currencies	10,253,671	(437,986)	(520,752)	14,196,370	22,599	(62,415)
Others	908,940	-	-	496,624	-	-
Sell Commitment	12,244,423	367,565	604,775	16,172,469	160,865	370,963
Currencies	11,724,713	367,565	604,775	15,631,971	138,883	349,559
Others	519,710	-	-	540,498	21,982	21,404

						Consolidated
			06/30/2014			06/30/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		1,102,664	1,661,928		183,001	1,025,601
Asset	220,848,011	27,694,897	28,616,299	127,600,649	17,664,000	18,859,910
CDI (Interbank Deposit Rates)	57,996,196	20,398,370	21,534,725	41,952,053	13,663,523	14,705,836
Fixed Interest Rate - Real (1)	22,861,560	5,724,677	6,322,252	14,049,748	3,991,022	4,141,544
Indexed to Price and Interest Rates	21,117,002	1,569,554	757,882	15,147,346	-	-
Foreign Currency	118,848,744	-	-	56,400,160	-	-
Others	24,509	2,296	1,440	51,342	9,455	12,530
Liabilities	219,745,347	(26,592,233)	(26,954,371)	127,417,648	(17,480,999)	(17,834,309)
CDI (Interbank Deposit Rates)	37,597,826	-	-	28,288,530	-	-
Fixed Interest Rate - Real	17,136,883	-	-	10,058,726	-	-
Indexed to Price and Interest Rates	19,547,448	-	-	18,684,800	(3,537,454)	(4,044,037)
Foreign Currency (1)	145,440,977	(26,592,233)	(26,954,371)	70,343,705	(13,943,545)	(13,790,272)
Others	22,213	-	-	41,887	-	-
Options	280,279,433	8,590	59,498	216,438,368	(149,022)	(174,985)
Purchased Position	143,461,886	456,277	435,467	95,195,869	305,000	444,823
Call Option - US Dollar	3,100,314	217,052	187,046	2,311,026	87,437	163,189
Put Option - US Dollar	1,634,196	34,973	48,583	1,236,984	31,089	43,181
Call Option - Other	68,717,749	145,409	104,621	40,732,165	106,228	162,392
Interbank Market	67,319,919	96,931	46,761	38,940,931	51,878	136,866
Others (2)	1,397,830	48,478	57,860	1,791,234	54,350	25,526
Put Option - Other	70,009,627	58,843	95,217	50,915,694	80,246	76,061
Interbank Market	65,808,416	36,339	52,648	50,270,939	34,936	10,694
Others (2)	4,201,211	22,504	42,569	644,755	45,310	65,367
Sold Position	136,817,547	(447,687)	(375,969)	121,242,499	(454,022)	(619,808)
Call Option - US Dollar	3,960,980	(256,493)	(206,726)	2,363,976	(154,386)	(233,837)
Put Option - US Dollar	395,262	(13,449)	(14,822)	455,675	(15,541)	(18,564)
Call Option - Other	55,897,980	(113,604)	(90,960)	57,703,925	(146,700)	(222,738)
Interbank Market	55,084,161	(71,857)	(38,298)	55,565,671	(70,805)	(212,601)
Others (2)	813,819	(41,747)	(52,662)	2,138,254	(75,895)	(10,137)
Put Option - Other	76,563,325	(64,141)	(63,461)	60,718,923	(137,395)	(144,669)
Interbank Market	72,646,899	(26,855)	(32,403)	59,072,891	(35,816)	(5,418)
Others (2)	3,916,426	(37,286)	(31,058)	1,646,032	(101,579)	(139,251)
Futures Contracts	232,075,100	-	-	66,263,978	-	-
Purchased Position	115,101,939	-	-	27,955,210	-	-
Exchange Coupon (DDI)	6,846,664	-	-	2,935,115	-	-
Interest Rates (DI1 and DIA)	106,348,231	-	-	21,036,750	-	-
Foreign Currency	1,753,021	-	-	3,227,182	-	-
Indexes (3)	135,794	-	-	461,152	-	-
Treasury Bonds/Notes	12,406	-	-	295,011	-	-
Others	5,823	-	-	-	-	-

						Consolidated
			06/30/2014			06/30/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	116,973,161	-	-	38,308,768	-	-
Exchange Coupon (DDI)	36,294,011	-	-	11,762,600	-	-
Interest Rates (DI1 and DIA)	9,724,696	-	-	17,345,145	-	-
Foreign Currency	35,152,642	-	-	8,425,945	-	-
Indexes (3)	302,801	-	-	158,857	-	-
Treasury Bonds/Notes	27,569	-	-	568,432	-	-
Average rate of Repo Operations (OC1)	35,471,442	-	-	-	-	-
Others	-	-	-	47,789	-	-
Forward Contracts and Others	23,414,612	(70,689)	83,755	30,865,463	183,464	308,548
Purchased Commitment	11,168,023	(437,986)	(520,752)	14,692,994	22,599	(62,415)
Currencies	10,259,083	(437,986)	(520,752)	14,196,370	22,599	(62,415)
Others	908,940	-	-	496,624	-	-
Sell Commitment	12,246,589	367,297	604,507	16,172,469	160,865	370,963
Currencies	11,726,879	367,297	604,507	15,631,971	138,883	349,559
Others	519,710	-	-	540,498	21,982	21,404
(1) In June 30, 2013, includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					06/30/2014	06/30/2013
			Related	Financial
		Customers	Parties	Institutions(1)	Total	Total
Swap		33,209,310	110,369,216	71,762,363	215,340,889	124,459,265
Options		2,638,276	821,427	274,846,402	278,306,105	214,291,892
Futures Contracts		-	-	231,347,750	231,347,750	65,982,998
Forward Contracts and Others		12,734,680	7,786,724	2,885,630	23,407,034	30,865,463

						Consolidated
						Notional
					06/30/2014	06/30/2013
			Related	Financial
		Customers	Parties	Institutions(1)	Total	Total
Swap		33,209,310	110,644,382	76,994,319	220,848,011	127,600,649
Options		2,638,276	463,382	277,177,775	280,279,433	216,438,368
Futures Contracts		-	-	232,075,100	232,075,100	66,263,978
Forward Contracts and Others		12,736,846	7,792,136	2,885,630	23,414,612	30,865,463
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					06/30/2014	06/30/2013
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		45,262,921	89,787,614	80,290,354	215,340,889	124,459,265
Options		101,130,175	173,731,733	3,444,197	278,306,105	214,291,892
Futures Contracts		42,783,336	145,239,434	43,324,980	231,347,750	65,982,998
Forward Contracts and Others		10,195,689	6,409,415	6,801,930	23,407,034	30,865,463

					Consolidated
					Notional
				06/30/2014	06/30/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	46,216,173	92,234,855	82,396,983	220,848,011	127,600,649
Options	101,800,922	175,096,467	3,382,044	280,279,433	216,438,368
Futures Contracts	43,236,448	145,452,376	43,386,276	232,075,100	66,263,978
Forward Contracts and Others	10,195,689	6,411,219	6,807,704	23,414,612	30,865,463

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				06/30/2014	06/30/2013
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	62,836,805	51,068,329	101,435,755	215,340,889	124,459,265
Options	273,651,607	4,254,498	400,000	278,306,105	214,291,892
Futures Contracts	231,347,750	-	-	231,347,750	65,982,998
Forward Contracts and Others	-	14,301,714	9,105,320	23,407,034	30,865,463

					Consolidated
					Notional
				06/30/2014	06/30/2013
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	62,836,805	55,177,759	102,833,447	220,848,011	127,600,649
Options	275,624,935	4,254,498	400,000	280,279,433	216,438,368
Futures Contracts	232,075,100	-	-	232,075,100	66,263,978
Forward Contracts and Others	-	14,309,292	9,105,320	23,414,612	30,865,463
(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

Transactions involving credit derivatives are performed with the purpose of reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In June 30, 2013 in the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$442,954 of cost and R$489,744 of market value and amount allocated stockholders' equity used amounted to R$2,624.

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			06/30/2014			06/30/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	32,567	(90,722)	(58,155)	12,441	(103,313)	(90,872)
Asset	2,134,682	(1,318,016)	816,666	1,738,201	(417,138)	1,321,063
CDI (Interbank Deposit Rates) (1) (2) (6)	1,407,014	(703,514)	703,500	951,236	(457,523)	493,713
Fixed Interest Rate - Real (2)	111,202	(632,234)	(521,032)	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	306,076	13,866	319,942	493,934	35,044	528,978
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	310,390	3,866	314,256	293,031	5,341	298,372
Liabilities	(2,102,115)	1,227,294	(874,821)	(1,725,760)	313,825	(1,411,935)
Indexed to Foreign Currency - US Dollar (1)	(699,145)	(66,553)	(765,698)	(870,576)	(103,390)	(973,966)
Indexed to Foreign Currency - Fixed Interest (2)	(797,807)	1,099,900	302,093	(154,610)	440,935	286,325
Indexed to Foreign Currency - Fixed Interest
- US Dollar (3)	(20,304)	(967)	(21,271)	(33,087)	(2,343)	(35,430)
CDI (Interbank Deposit Rates) (4)	(36,284)	(1,276)	(37,560)	(160,526)	(8,852)	(169,378)
Indexed to Foreign Currency - Libor - US Dollar (5)	(286,402)	(3,909)	(290,311)	(288,109)	(7,362)	(295,471)
Fixed Interest Rate - Real (6)	(262,173)	200,099	(62,074)	(218,852)	(5,163)	(224,015)
Hedge Object Asset	1,727,985	111,591	1,839,576	1,540,874	104,654	1,645,528
Lending Operation	1,072,311	63,221	1,135,532	1,175,786	63,004	1,238,790
Indexed to Foreign Currency - US Dollar	612,450	63,923	676,373	752,539	92,563	845,102
Indexed to Foreign Currency - Fixed Interest
- US Dollar	20,317	264	20,581	33,105	498	33,603
Indexed Indices of Prices and Interest	181,757	10,875	192,632	-	-	-
CDI (Interbank Deposit Rates)	36,284	(1,368)	34,916	164,928	(13,419)	151,509
Fixed Interest Rate - Real	221,503	(10,473)	211,030	225,214	(16,638)	208,576
Securities	655,674	48,370	704,044	365,088	41,650	406,738
Available-for-Sale Securities - Debêntures	655,674	48,370	704,044	365,088	41,650	406,738
Liabilities	(312,240)	(2,017)	(314,257)	(294,210)	(4,162)	(298,372)
Securities Issued Abroad	(312,240)	(2,017)	(314,257)	(294,210)	(4,162)	(298,372)
Eurobonds	(312,240)	(2,017)	(314,257)	(294,210)	(4,162)	(298,372)

						Consolidated
			06/30/2014			06/30/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	32,440	(91,338)	(58,898)	11,764	(93,733)	(81,969)
Asset	2,445,824	(1,273,588)	1,172,236	2,091,852	(314,186)	1,777,666
CDI (Interbank Deposit Rates) (1) (2) (6)	1,407,014	(703,514)	703,500	951,236	(457,523)	493,713
Fixed Interest Rate - Real (2)	111,202	(632,234)	(521,032)	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	306,076	13,866	319,942	493,934	35,044	528,978
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	310,390	3,866	314,256	293,031	5,341	298,372
Indexed to Foreign Currency - Euro (1)	311,142	44,428	355,570	353,651	102,952	456,603
Liabilities	(2,413,384)	1,182,250	(1,231,134)	(2,080,088)	220,453	(1,859,635)
Indexed to Foreign Currency - US Dollar (1)	(1,010,414)	(111,597)	(1,122,011)	(1,224,904)	(196,762)	(1,421,666)
Indexed to Foreign Currency - Fixed Interest (2)	(797,807)	1,099,900	302,093	(154,610)	440,935	286,325
Indexed to Foreign Currency - Fixed Interest
- US Dollar (3)	(20,304)	(967)	(21,271)	(33,087)	(2,343)	(35,430)
CDI (Interbank Deposit Rates) (4)	(36,284)	(1,276)	(37,560)	(160,526)	(8,852)	(169,378)
Indexed to Foreign Currency - Libor - US Dollar (5)	(286,402)	(3,909)	(290,311)	(288,109)	(7,362)	(295,471)
Fixed Interest Rate - Real (6)	(262,173)	200,099	(62,074)	(218,852)	(5,163)	(224,015)
Hedge Object Asset	2,040,884	112,277	2,153,161	1,994,067	95,620	2,089,687
Lending Operation	1,385,210	63,907	1,449,117	1,628,979	53,970	1,682,949
Indexed to Foreign Currency - US Dollar	925,349	64,609	989,958	1,205,732	83,529	1,289,261
Indexed to Foreign Currency - Fixed Interest
- US Dollar	20,317	264	20,581	33,105	498	33,603
Indexed Indices of Prices and Interest	181,757	10,875	192,632	-	-	-
CDI (Interbank Deposit Rates)	36,284	(1,368)	34,916	164,928	(13,419)	151,509
Fixed Interest Rate - Real	221,503	(10,473)	211,030	225,214	(16,638)	208,576
Securities	655,674	48,370	704,044	365,088	41,650	406,738
Available-for-Sale Securities - Debentures	655,674	48,370	704,044	365,088	41,650	406,738
Liabilities	(312,240)	(2,017)	(314,257)	(294,210)	(4,162)	(298,372)
Securities Issued Abroad	(312,240)	(2,017)	(314,257)	(294,210)	(4,162)	(298,372)
Eurobonds	(312,240)	(2,017)	(314,257)	(294,210)	(4,162)	(298,372)

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$676,373 (06/30/2013 - R$845,102) in the Bank and R$989,958 (06/30/2013 - R$1,289,261) in the Consolidated and bonds and securities represented by debentures with fair value R$89,215 (06/30/2013 - R$128,933) in the Bank and Consolidated.

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$192,632 and securities represented by debentures with a market value R$614,829 (06/30/2013 - R$277,805) in the Bank and Consolidated.

(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$20,581 (06/30/2013 - R$33,603) in the Bank and Consolidated.
(4) Instruments whose hedge object are loan operations indexed in CDI with fair value R$34,916 (06/30/2013 - R$151,509) in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$314,257 (06/30/2013 - R$298,372) in the Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - real with a market value of R$211,030 (06/30/2013 - R$208,576) in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

			Bank
			06/30/2014
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(128,352)	(93,769)	(222,121)
Asset	3,405,126	99,705	3,504,831
Indexed to Foreign Currency - Swiss Franc (1)	928,073	28,896	956,969
Indexed to Foreign Currency - Chile (2)	90,507	5,571	96,078
Indexed to Foreign Currency - Iuan (3)	53,253	452	53,705
Indexed to Interest Rate - Real (4)	1,278,333	(39,374)	1,238,959
Indexed to Foreign Currency - Pre Dolar (5)	1,054,960	104,160	1,159,120
Liabilities	(3,533,478)	(193,474)	(3,726,952)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,469,324)	(81,551)	(2,550,875)
CDI (Interbank Deposit Rates) (5)	(204,459)	(26,978)	(231,437)
Fixed Interest Rate - Real (5)	(252,514)	(395)	(252,909)
Indexed to Foreign Currency - Euro (5)	(607,181)	(84,550)	(691,731)

			Consolidated
			06/30/2014
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(191,827)	(124,968)	(316,795)
Asset	3,768,786	65,733	3,834,519
Indexed to Foreign Currency - Swiss Franc (1)	928,073	28,896	956,969
Indexed to Foreign Currency - Chile (2)	90,507	5,571	96,078
Indexed to Foreign Currency - Iuan (3)	53,253	452	53,705
Indexed to Interest Rate - Real (4)	1,278,333	(39,374)	1,238,959
Indexed to Foreign Currency - Pre Dolar (5) (6)	1,134,827	95,694	1,230,521
Indexed to Foreign Currency - Pre Euro (6)	283,793	(25,506)	258,287
Liabilities	(3,960,613)	(190,701)	(4,151,314)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,469,324)	(81,551)	(2,550,875)
CDI (Interbank Deposit Rates) (5)	(204,459)	(26,978)	(231,437)
Indexed to Interest Rate - Real (5)	(252,514)	(395)	(252,909)
Indexed to Foreign Currency - Euro (5)	(607,181)	(84,550)	(691,731)
Indexed to Interest Rate - Dolar (6)	(326,613)	2,072	(324,541)
Indexed to Foreign Currency - real (6)	(100,522)	701	(99,821)

			Bank/Consolidated
			06/30/2013
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(164,640)	(105,950)	(270,590)
Asset	2,520,534	52,998	2,573,532
Indexed to Foreign Currency - Swiss Franc (1)	876,187	45,314	921,501
Indexed to Foreign Currency - Chile (2)	93,773	6,387	100,160
Indexed to Foreign Currency - Iuan (3)	54,199	164	54,363
Indexed to Interest Rate - Real (4)	1,272,667	(28,665)	1,244,002
Indexed to Foreign Currency - Pre Dolar (5)	223,708	29,798	253,506
Liabilities	(2,685,174)	(158,948)	(2,844,122)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,482,199)	(125,901)	(2,608,100)
CDI (Interbank Deposit Rates) (5)	(202,975)	(33,047)	(236,022)

			Bank/Consolidated
		06/30/2014	06/30/2013
		Notional	Notional
Hedge Instruments
Future Contracts		11,842,708	20,561,566
Foreign Currency - Dollar (7)		11,842,708	20,561,566

				Bank/
		Bank	Consolidated	Consolidated
		06/30/2014	06/30/2014	06/30/2013
Hedge Object - Cost
Asset		12,743,226	13,456,161	16,338,090
Lending Operations - Import and Export Credit and Financing		11,681,974	11,681,974	16,135,115
Lending Operations		252,917	965,852	-
Available-for-Sale Securities
Promissory Notes - NP		204,459	204,459	202,975
Brazilian Foreign Debt Bonds		603,876	603,876	-
Liabilitie		(2,354,905)	(2,354,905)	(2,309,542)
Eurobonds		(2,354,905)	(2,354,905)	(2,309,542)

(1) Operations maturing December 1, 2014, March 4, 2015 and April 12, 2016 (06/30/2013 - operations due December 1, 2014, March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (06/30/2013 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) Operation due December 24, 2014 (06/30/2013 - operation due December 24, 2014), whose object of "hedge" is an operation of eurobonds.
(4) Operation due March 18, 2016 (06/30/2013 - operations due March 18, 2016), whose object of "hedge" is an operation of eurobonds.

'(5) Operation due April 10, 2018 and April 10, 2018, October 22, 2014 and April 1, 2021 (06/30/2013 - operation due April 10, 2018) which hedge objects its securities operation represented by promissory notes title Brazilian External Debt Bonds and a credit operation.

(6) Operations maturing on July 15, 2015, October 24, 2016, March 29, 2017, July 24, 2017 and April 3, 2018, whose objects "hedge"contracts are loans from lending institutions.

(7) Operation maturing July 31, 2014 (30/06/2013 - operations maturing July 31, 2013 and April 2, 2014) and the updated value of the instruments of R$ 11,679,192 (06/30/2013 - R$16,131,216 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

In the Bank and Consolidated, the effect of marking to market the swaps and future contracts amounts a debit of R$111,573 (06/30/2013 - R$172,482), and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VII) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Financial Treasury Bill - LFT	-	1,326,911	609,790	1,981,583
National Treasury Bill - LTN	2,205,329	3,411,195	2,236,371	3,411,195
National Treasury Notes - NTN	2,354,556	2,966,194	2,354,556	2,966,194
Total	4,559,885	7,704,300	5,200,717	8,358,972

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Assets
Swap Differentials Receivable (1)	4,665,733	4,814,936	4,837,556	4,812,642
Option Premiums to Exercise	403,298	395,605	435,467	444,823
Forward Contracts and Others	628,685	1,261,720	628,685	1,261,720
Total	5,697,716	6,472,261	5,901,708	6,519,185
Liabilities
Swap Differentials Payable (1)	3,251,751	4,108,001	3,551,321	4,139,600
Option Premiums Launched	381,733	574,546	375,969	619,808
Forward Contracts and Others	544,662	953,172	544,930	953,172
Total	4,178,146	5,635,719	4,472,220	5,712,580
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually. The new rules have been applied in October 2013. Among the new requirements that are already in place, there is the change in parameters for calculating the risk relating to exposures in foreign currency, gold and assets subject to exchange rate changes, as described in the Bacen 3.641/2013; meeting the requirements established in Resolution 4.193/2013 and the amendments introduced by Resolution 4.281/2013.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as of June 30, 2014.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - real	Exposures subject to Changes in Interest Fixed Rate	(28,736)	(797,834)	(1,595,669)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(8,585)	(127,675)	(255,350)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2,111)	(23,687)	(47,373)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(49)	(269)	(537)
Foreign Currency	Exposures subject to Foreign Exchange	(2,820)	(70,507)	(141,014)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(83)	(167)	(334)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(7,407)	(100,468)	(200,936)
Shares and Indexes	Exposures subject to Change in Shares Price	(185)	(4,621)	(9,242)
Others	Exposures not Meeting the Previous Settings	(1,310)	(32)	(63)
Total (1)		(51,286)	(1,125,260)	(2,250,518)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - real	Exposures subject to Changes in Interest Fixed Rate	(31,940)	(817,159)	(1,560,921)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(5,883)	(153,189)	(239,710)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,594)	(22,893)	(42,958)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2,583)	(65,749)	(117,512)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(548)	(486)	(17)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(10,875)	(35,291)	(76,193)
Foreign Currency	Exposures subject to Foreign Exchange	(143)	(3,583)	(7,167)
Total (1)		(53,566)	(1,098,350)	(2,044,478)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).
Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.
Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Lending Operations	159,818,941	158,730,847	194,988,968	191,377,555
Loans and Discounted Receivables	90,922,052	97,595,138	92,340,981	98,082,626
Financing	35,700,093	34,267,272	69,451,191	66,426,492
Rural, Agricultural and Industrial Financing	5,084,038	5,184,324	5,084,038	5,184,324
Real Estate Financing	28,022,613	21,583,828	28,022,613	21,583,828
Securities Financing	75,192	62,097	75,192	62,097
Lending Operations Related to Assignment	14,953	38,188	14,953	38,188
Leasing Operations	1,521	22,939	3,629,552	4,885,212
Advances on Foreign Exchange Contracts (1) (Note 9)	3,806,074	2,882,460	3,806,074	2,882,460
Other Receivables (2)	21,890,137	17,048,889	23,938,150	18,908,085
Total	185,516,673	178,685,135	226,362,744	218,053,312
Current	79,372,931	71,321,478	101,679,168	91,193,602
Long-term	106,143,742	107,363,657	124,683,576	126,859,710
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3.533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

Bank and Consolidated, during the first half of 2014, operations were carried out credit assignment without recourse in the amount of R$R$2,596 (2013 - R$11,312) and were recorded substantially in loans and discounted securities. These operations were classified as H risk level and the result recorded as revenue was R$1,350 (2013 - R$1,145), including reversion of the provision for loan and lease losses.

(ii) With Substantial Retention of Risks and Benefits

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On June 30, 2014, the present value of the divested operations is R$14,953 (06/30/2013 - R$38,074) (Note 25.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On June 30, 2014, the present value of the divested operations is R$305,614 (06/30/2013 - R$420,775).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3.401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Overdue	7,176,596	9,583,951	7,945,630	10,327,385
Due to:
Up to 3 Months	37,074,911	25,947,358	44,611,141	33,078,728
From 3 to 12 Months	42,298,020	45,374,120	57,068,027	58,114,874
Over 12 Months	98,967,146	97,779,706	116,737,946	116,532,325
Total	185,516,673	178,685,135	226,362,744	218,053,312

c) Lease Portfolio

		Bank		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Gross Investment in Leasing Operations	1,582	24,582	4,288,296	5,775,475
Lease Receivables	684	10,170	2,623,793	3,640,488
Unrealized Residual Values (1)	898	14,412	1,664,503	2,134,987
Unearned Income on Lease	(555)	(9,294)	(2,562,826)	(3,532,277)
Offsetting Residual Values	(898)	(14,412)	(1,664,503)	(2,134,987)
Leased Assets	113,891	334,471	10,106,659	13,522,284
Accumulated Depreciation	(113,891)	(331,076)	(5,715,239)	(8,024,244)
Excess Depreciation	62,318	261,615	2,895,841	4,734,411
Losses on Unamortized Lease	-	-	186,692	177,603
Advances for Guaranteed Residual Value	(60,926)	(242,947)	(3,909,529)	(5,641,126)
Other Assets	-	-	4,161	8,073
Total of Lease Portfolio at Present Value	1,521	22,939	3,629,552	4,885,212
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$61 (06/30/2013 - R$1.643) in the Bank and R$658,744 (06/30/2013 - R$890,263) in the Consolidated.

On June 30, 2014 and 2013, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Overdue	493	2,923	81,007	140,683
Due to:
Up to 1 Year	1,055	20,055	2,013,749	2,775,109
From 1 to 5 Years	34	1,604	2,185,709	2,853,535
Over 5 Years	-	-	7,831	6,148
Total	1,582	24,582	4,288,296	5,775,475

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Overdue	366	2,819	56,526	87,085
Due to:
Up to 1 Year	1,131	18,732	1,902,235	2,616,816
From 1 to 5 Years	24	1,388	1,665,434	2,178,979
Over 5 Years	-	-	5,357	2,332
Total	1,521	22,939	3,629,552	4,885,212

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				06/30/2014	06/30/2013	06/30/2014	06/30/2013
Private Sector				185,408,636	178,585,398	226,250,798	217,946,886
Industry				43,796,778	34,323,170	45,453,920	34,801,115
Commercial				20,215,915	21,794,644	23,781,843	25,478,001
Financial Institutions				4,328	20,739	6,663	23,222
Services and Other (1)				43,394,717	47,780,892	46,628,374	50,902,867
Individuals				72,912,861	69,481,631	105,295,961	101,557,359
Credit Cards				16,704,056	15,107,707	16,704,056	15,107,707
Mortgage Loans				17,905,274	13,378,297	17,905,274	13,378,297
Payroll Loans				12,285,004	14,808,132	12,285,004	14,808,132
Financing and Vehicles Lease				3,206,171	3,002,574	33,412,341	33,121,622
Others (2)				22,812,356	23,184,921	24,989,286	25,141,601
Agricultural				5,084,037	5,184,322	5,084,037	5,184,322
Public Sector				108,037	99,737	111,946	106,426
Federal				32	22	32	22
State				94,379	94,882	95,487	96,470
Municipal				13,626	4,833	16,427	9,934
Total				185,516,673	178,685,135	226,362,744	218,053,312
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							06/30/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	56,358,631	-	56,358,631	-	-	-
A	0.5%	80,484,984	-	80,484,984	402,425	306,225	708,650
B	1%	13,986,485	1,240,001	15,226,486	152,265	271,589	423,854
C	3%	7,828,325	2,006,184	9,834,509	295,036	226,723	521,759
D	10%	6,008,385	2,401,785	8,410,170	841,017	-	841,017
E	30%	1,747,025	1,500,282	3,247,307	974,192	-	974,192
F	50%	1,288,716	1,608,235	2,896,951	1,448,476	-	1,448,476
G	70%	951,046	1,127,314	2,078,360	1,454,852	-	1,454,852
H	100%	1,729,828	5,186,226	6,916,054	6,916,054	-	6,916,054
Total		170,383,425	15,070,027	185,453,452	12,484,317	804,537	13,288,854

							Bank
							06/30/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	50,624,835	-	50,624,835	-	-	-
A	0.5%	77,538,497	-	77,538,497	387,692	291,903	679,595
B	1%	16,359,698	1,296,689	17,656,387	176,564	319,056	495,620
C	3%	9,837,385	2,281,146	12,118,531	363,556	34,534	398,090
D	10%	3,999,471	1,849,409	5,848,880	584,888	-	584,888
E	30%	831,364	1,249,328	2,080,692	624,208	-	624,208
F	50%	1,790,837	1,618,988	3,409,825	1,704,913	-	1,704,913
G	70%	130,240	1,048,906	1,179,146	825,402	-	825,402
H	100%	1,532,164	6,696,178	8,228,342	8,228,342	-	8,228,342
Total		162,644,491	16,040,644	178,685,135	12,895,565	645,493	13,541,058

							Consolidated
							06/30/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	59,450,781	-	59,450,781	-	-	-
A	0.5%	110,164,247	-	110,164,247	550,821	311,643	862,464
B	1%	16,600,413	2,628,544	19,228,957	192,290	271,589	463,879
C	3%	8,505,421	3,471,672	11,977,093	359,313	226,723	586,036
D	10%	6,032,966	2,936,052	8,969,018	896,902	-	896,902
E	30%	1,763,870	1,722,407	3,486,277	1,045,883	-	1,045,883
F	50%	1,294,045	1,808,137	3,102,182	1,551,091	-	1,551,091
G	70%	959,372	1,276,791	2,236,163	1,565,314	-	1,565,314
H	100%	1,750,269	5,933,850	7,684,119	7,684,119	-	7,684,119
Total		206,521,384	19,777,453	226,298,837	13,845,733	809,955	14,655,688

							Consolidated
							06/30/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	52,455,616	-	52,455,616	-	-	-
A	0.5%	107,659,973	-	107,659,973	538,300	291,903	830,203
B	1%	18,494,144	2,492,119	20,986,263	209,863	319,056	528,919
C	3%	10,714,671	3,441,584	14,156,255	424,688	34,534	459,222
D	10%	4,029,211	2,301,664	6,330,875	633,088	-	633,088
E	30%	858,177	1,511,871	2,370,048	711,014	-	711,014
F	50%	1,807,323	1,826,082	3,633,405	1,816,702	-	1,816,702
G	70%	135,213	1,222,652	1,357,865	950,505	-	950,505
H	100%	1,563,270	7,539,742	9,103,012	9,103,012	-	9,103,012
Total		197,717,598	20,335,714	218,053,312	14,387,172	645,493	15,032,665
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

(3) On June 30, 2014, the total loan portfolio includes the amount of R$63,221 in the Bank and R$63,907 Consolidated, related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.VI.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				06/30/2014	06/30/2013	06/30/2014	06/30/2013
Balance at Beginning				13,829,240	13,299,770	14,999,205	14,588,745
Allowances Recognized				5,269,981	6,536,899	6,043,778	7,366,268
Write-offs				(5,810,367)	(6,295,611)	(6,387,295)	(6,922,348)
Balance at End (1)				13,288,854	13,541,058	14,655,688	15,032,665
Current				2,682,861	2,469,813	3,260,224	3,045,494
Long-term				10,605,993	11,071,245	11,395,464	11,987,171
Recoveries Credits (2)				1,185,961	726,087	1,246,643	792,802
(1) Includes R$340 (06/30/2013 - R$3,255) in the Bank and R$107,714 (06/30/2013 - R$179,893) in the Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting to R$149,961 (2013 - R$22,030) in the Bank and R$149,961 (06/30/2013 - R$22,417) Consolidated.

g) Renegotiated Credits

							Bank/Consolidated
						06/30/2014	06/30/2013
Renegotiated Credits						14,552,543	11,666,234
Allowance for Loan Losses						(7,113,722)	(5,686,032)
Percentage of Coverage on Renegotiated Credits						48.9%	48.7%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	06/30/2014		06/30/2013
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	7,438,165	2.9%	10,159,707	3.6%
10 Biggest	29,434,810	10.2%	33,415,752	11.8%
20 Biggest	41,122,286	14.5%	45,800,244	16.1%
50 Biggest	61,928,897	21.1%	64,363,395	22.6%
100 Biggest	78,842,953	27.0%	79,090,106	27.8%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			06/30/2014	06/30/2013
Assets
Rights to Foreign Exchange Sold			23,679,957	22,673,404
Exchange Purchased Pending Settlement			15,916,618	22,629,739
Advances in Local Currency			(258,714)	(214,486)
Income Receivable from Advances and Importing Financing (Note 8.a)			59,712	76,384
Currency and documents Term Foreign Currency			549	808
Total			39,398,122	45,165,849
Current			39,164,788	44,929,327
Long-term			233,334	236,522
Liabilities
Exchange Sold Pending Settlement			22,488,005	23,456,085
Foreign Exchange Purchased			16,407,529	21,637,650
Advances on Foreign Exchange Contracts (Note 8.a)			(3,806,074)	(2,882,460)
Others			72	487
Total			35,089,532	42,211,762
Current			34,939,608	42,114,103
Long-term			149,924	97,659
Memorandum Accounts
Open Import Credits			620,316	841,698
Confirmed Export Credits			537,650	374,550

10. Trading Account

		Bank		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Assets
Financial Assets and Pending Settlement Transactions	143,684	586,634	150,724	588,158
Clearinghouse Transactions	458	-	458	67,989
Debtors Pending Settlement	10,530	9,313	116,594	340,397
Stock Exchanges - Guarantee Deposits	364,720	46,419	364,720	46,419
Others (1)	39,362	208,518	39,362	208,518
Total	558,754	850,884	671,858	1,251,481
Current	549,252	841,786	662,356	1,242,383
Long-term	9,502	9,098	9,502	9,098
Liabilities
Financial Assets and Pending Settlement Transactions	417,244	1,162,844	417,387	1,166,701
Creditors Pending Settlement	23,520	229,385	178,188	526,585
Creditors for Loan of Shares	176,652	290,212	537,986	524,569
Clearinghouse Transactions	-	-	43,823	734
Records and Settlement	2,286	2,014	2,399	2,867
Others	-	-	1,566	1,668
Total	619,702	1,684,455	1,181,349	2,223,124
Current	551,388	1,654,979	1,113,035	2,143,204
Long-term	68,314	29,476	68,314	79,920
(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	12/31/2013	Recognition	Realization	06/30/2014
Allowance for Loan Losses	6,160,494	1,820,522	(1,763,152)	6,217,864
Reserve for Legal and Administrative Proceedings - Civil	602,058	193,228	(111,881)	683,405
Reserve for Tax Risks and Legal Obligations	3,437,730	364,562	(13,898)	3,788,394
Reserve for Legal and Administrative Proceedings - Labor	727,280	195,613	(164,501)	758,392
Adjustment to Fair Value of Trading Securities and Derivatives (1)	998,804	42,868	-	1,041,672
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	541,062	-	(163,398)	377,664
Accrual for Pension Plan (2)	959,033	-	(25,375)	933,658
Profit Sharing, Bonuses and Personnel Gratuities	256,870	209,958	(218,378)	248,450
Other Temporary Provisions (3)	2,366,392	-	(242,534)	2,123,858
Total Tax Credits on Temporary Differences	16,049,723	2,826,751	(2,703,117)	16,173,357
Tax Loss Carryforwards	806,790	-	(346,901)	459,889
Social Contribution Tax - Executive Act 2.158/2001	683,581	-	(41,649)	641,932
Total Tax Credits	17,540,094	2,826,751	(3,091,667)	17,275,178
Unrecorded Tax Credits	(158,654)	(66,153)	-	(224,807)
Balance of Recorded Tax Credits	17,381,440	2,760,598	(3,091,667)	17,050,371
Current	4,711,337			4,305,789
Long-term	12,670,103			12,744,582

				Bank
	12/31/2012
	Adjusted	Recognition	Realization	06/30/2013
Allowance for Loan Losses	4,146,471	2,499,955	(1,399,054)	5,247,372
Reserve for Legal and Administrative Proceedings - Civil	577,850	139,557	(126,511)	590,896
Reserve for Tax Risks and Legal Obligations	3,299,650	367,333	(54,516)	3,612,467
Reserve for Legal and Administrative Proceedings - Labor	995,968	55,204	(304,345)	746,827
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,172,387	-	(249,691)	922,696
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,076	83,067	-	430,143
Accrual for Pension Plan (2)	1,799,440	128,779	(930,229)	997,990
Profit Sharing, Bonuses and Personnel Gratuities	248,854	172,655	(253,002)	168,507
Other Temporary Provisions (3)	1,533,947	-	(134,417)	1,399,530
Total Tax Credits on Temporary Differences	14,121,643	3,446,550	(3,451,765)	14,116,428
Tax Loss Carryforwards	1,465,953	410,950	-	1,876,903
Social Contribution Tax - Executive Act 2.158/2001	683,581	-	-	683,581
Total Tax Credits	16,271,177	3,857,500	(3,451,765)	16,676,912
Unrecorded Tax Credits	(563,697)	-	245,926	(317,771)
Balance of Recorded Tax Credits	15,707,480	3,857,500	(3,205,839)	16,359,141
Current	6,020,627			4,585,340
Long-term	9,686,853			11,773,801

					Consolidated
		12/31/2013	Recognition	Realization	06/30/2014
Allowance for Loan Losses		7,022,251	2,150,858	(1,949,027)	7,224,082
Reserve for Legal and Administrative Proceedings - Civil		664,243	220,564	(134,473)	750,334
Reserve for Tax Risks and Legal Obligations		4,091,034	441,577	(29,304)	4,503,307
Reserve for Legal and Administrative Proceedings - Labor		754,242	205,226	(174,117)	785,351
Amortized Goodwill		7,455	-	(4,260)	3,195
Adjustment to Fair Value of Trading Securities and Derivatives (1)		999,372	55,941	(12)	1,055,301
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		586,916	91	(179,302)	407,705
Accrual for Pension Plan (2)		969,897	-	(29,575)	940,322
Profit Sharing, Bonuses and Personnel Gratuities		272,217	220,121	(229,791)	262,547
Other Temporary Provisions (3)		2,465,909	8,949	(258,970)	2,215,888
Total Tax Credits on Temporary Differences		17,833,536	3,303,327	(2,988,831)	18,148,032
Tax Loss Carryforwards		1,588,106	467	(481,933)	1,106,640
Social Contribution Tax - Executive Act 2.158/2001		697,727	-	(41,649)	656,078
Total Tax Credits		20,119,369	3,303,794	(3,512,413)	19,910,750
Unrecorded Tax Credits		(159,760)	(66,153)	963	(224,950)
Balance of Recorded Tax Credits		19,959,609	3,237,641	(3,511,450)	19,685,800
Current		5,476,303			4,964,746
Long-term		14,483,306			14,721,054

		Change			Consolidated
	12/31/2012	Scope
	Adjusted	Consolidation (4)	Recognition	Realization	06/30/2013
Allowance for Loan Losses	4,921,857	(767)	2,830,859	(1,501,583)	6,250,366
Reserve for Legal and Administrative Proceedings - Civil	632,290	-	145,191	(130,202)	647,279
Reserve for Tax Risks and Legal Obligations	3,801,170	(45)	441,276	(55,566)	4,186,835
Reserve for Legal and Administrative Proceedings - Labor	1,024,009	(137)	57,515	(308,823)	772,564
Amortized Goodwill	7,455	-	-	-	7,455
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,176,295	-	3	(253,544)	922,754
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,137	-	176,844	-	523,981
Accrual for Pension Plan (2)	1,805,689	-	155,120	(930,229)	1,030,580
Profit Sharing, Bonuses and Personnel Gratuities	269,902	(61)	188,043	(274,982)	182,902
Other Temporary Provisions (3)	1,627,343	(66)	10,412	(138,335)	1,499,354
Total Tax Credits on Temporary Differences	15,613,147	(1,076)	4,005,263	(3,593,264)	16,024,070
Tax Loss Carryforwards	2,805,344	-	437,278	(508,758)	2,733,864
Social Contribution Tax - Executive Act 2.158/2001	697,727	-	-	-	697,727
Total Tax Credits	19,116,218	(1,076)	4,442,541	(4,102,022)	19,455,661
Unrecorded Tax Credits	(566,383)	-	-	246,873	(319,510)
Balance of Recorded Tax Credits	18,549,835	(1,076)	4,442,541	(3,855,149)	19,136,151
Current	7,139,554				5,480,850
Long-term	11,410,281				13,655,301
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned (Note 3.l).
(3) Composed mainly by administrative provisions and judicial deposits.
(4) Change in shareholding company Webmotors S.A. , as corporate restructuring (Note 14 and 36.c).

b) Expected Realization of Recorded Tax Credits

							Bank
							06/30/2014
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2014	1,298,315	781,937	32,126	175,294	-	2,287,672	2,287,672
2015	2,337,403	1,400,759	64,252	170,337	63,483	4,036,234	4,036,234
2016	3,924,118	2,345,869	36,230	-	-	6,306,217	6,306,217
2017	1,050,696	623,806	8,208	79,544	90,895	1,853,149	1,853,149
2018	241,062	146,479	8,208	-	213,498	609,247	609,247
2019 a 2021	594,268	353,404	4,104	-	274,056	1,225,832	1,225,832
2022 a 2023	326,583	216,218	-	-	-	542,801	542,801
2024 a 2026	239,506	139,806	-	34,714	-	414,026	189,219
Total	10,011,951	6,008,278	153,128	459,889	641,932	17,275,178	17,050,371

							Consolidated
							06/30/2014
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2014	1,452,904	874,691	32,823	290,859	4,342	2,655,619	2,655,572
2015	2,596,982	1,562,930	65,645	319,551	73,287	4,618,395	4,618,348
2016	4,559,536	2,701,375	37,253	27,972	-	7,326,136	7,326,127
2017	1,172,342	700,310	8,861	159,342	90,895	2,131,750	2,131,710
2018	278,363	166,183	8,861	128,445	213,498	795,350	795,350
2019 a 2021	620,174	367,059	4,431	138,340	274,056	1,404,060	1,404,060
2022 a 2023	336,516	221,149	-	7,417	-	565,082	565,082
2024 a 2026	239,746	139,898	-	34,714	-	414,358	189,551
Total	11,256,563	6,733,595	157,874	1,106,640	656,078	19,910,750	19,685,800

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$14,710,291 (06/30/2013 - R$14,611,562) in the Bank and R$16,992,015 (06/30/2013 - R$17,113,014) Consolidated and the present value of recorded tax credits is R$14,607,390 (06/30/2013 - R$14,469,253) in the Bank and R$16,888,984 (06/30/2013 - R$16,969,392) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

					Bank		Consolidated
				06/30/2014	06/30/2013	06/30/2014	06/30/2013
Notes and Credits Receivable (Note 8.a)
Credit Cards				11,990,185	10,681,751	11,990,185	10,681,751
Receivables				9,556,252	6,005,036	11,601,449	7,859,636
Rural Product				173,570	252,054	173,570	252,054
Escrow Deposits for
Tax Claims				3,185,063	3,274,143	4,926,861	4,872,951
Labor Claims				1,733,448	1,921,028	1,779,757	1,977,800
Others				570,172	509,638	694,019	634,180
Contract Guarantees - Former Controlling Stockholders (Note 22.i)				741,149	841,419	835,950	1,008,291
Recoverable Taxes				1,846,278	2,717,818	2,658,739	3,572,412
Receivables - Buyer Services				5,774,102	3,808,689	5,774,102	3,808,689
Reimbursable Payments				424,569	311,093	167,987	140,818
Salary Advances/Others				156,999	235,941	170,756	250,338
Debtors for Purchase of Assets (Note 8.a)				69,635	28,622	72,451	33,218
Receivable from Affiliates (Note 25.e)				559,836	404,862	561,949	377,322
Employee Benefit Plan (Note 34)				473	12,265	473	12,265
Others				1,449,988	1,074,311	2,255,479	1,502,232
Total				38,231,719	32,078,670	43,663,727	36,983,957
Current				26,971,565	22,715,189	29,257,166	24,517,637
Long-term				11,260,154	9,363,481	14,406,561	12,466,320

13. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch		Santander Brasil EFC
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Assets	48,816,242	59,520,135	2,598,987	2,211,222
Current and Long-term Assets	48,816,214	59,520,096	2,597,779	2,210,010
Cash	942,908	640,378	146,252	886
Interbank Investments	2,507,353	6,706,475	-	1,496,866
Securities and Derivatives Financial Instruments	22,382,489	27,272,061	263,547	31,448
Lending Operations (1)	19,922,226	21,672,262	2,174,607	678,466
Foreign Exchange Portfolio	1,543,814	2,299,189	-	-
Others	1,517,424	929,731	13,373	2,344
Permanent Assets	28	39	1,208	1,212
Liabilities	48,816,242	59,520,135	2,598,987	2,211,222
Current and Long-term Liabilities	32,912,017	37,239,465	275,109	47,395
Deposits and Money Market Funding	3,368,915	923,691	-	-
Funds from Acceptance and Issuance of Securities	12,523,338	18,362,686	-	-
Borrowings (2)	13,697,958	12,354,425	-	22,600
Foreign Exchange Portfolio	1,542,057	2,086,321	-	-
Others	1,779,749	3,512,342	275,109	24,795
Deferred Income	1,128	3,630	11,847	1
Stockholders' Equity (3)	15,903,097	22,277,040	2,312,031	2,163,826
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) In the first quarter of 2014, the Grand Cayman Branch paid the amount of R$584.250 through dividends to Banco Santander.

The Results Agency Grand Cayman in the first half of 2014 was a profit of R$334,532 (2013 - R$894,780) and the result of subsidiary Santander Brazil EFC was a profit of R$18,847 (2013 - R$4,879).

14. Investments in Affiliates and Subsidiaries

					06/30/2014
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consórcio	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
Santander Securities Services Brasil DTVM S.A. (12)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (13)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações)	Holding	3,234	-	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (1) (10)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santos Energia Participações S.A (Santos Energia) (8)	Holding	131,583	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%

					06/30/2014
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by CFI RCI Brasil
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)	Leasing	163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (Evidence) (7)	Holding	1,938,026	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (4)
Idéia Produções e Design Ltda. - MEC (Idéia Produções)	Other Activities	220	-	-	100.00%
KM Locanet Ltda. - ME (Compreauto) (9)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (2)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (2)	Other Activities	3,859	2,953	11.11%	11.11%
BW Guirapá I S.A. (5)	Holding	252	-	66.19%	66.19%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (4)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (11)	Other Activities	781,971	-	-	20.82%
Controlled by Santos Energia
Central Eólica Santo Antônio de Pádua S.A.	Wind Energy	22,613	-	-	100.00%
Central Eólica São Cristóvão S.A.	Wind Energy	40,497	-	-	100.00%
Central Eólica São Jorge S.A.	Wind Energy	42,810	-	-	100.00%
Controlled by BW Guirapá S.A (5)
Central Eólica Angical S.A.	Wind Energy	50	-	-	100.00%
Central Eólica Caititu S.A.	Wind Energy	50	-	-	100.00%
Central Eólica Coqueirinho S.A.	Wind Energy	50	-	-	100.00%
Central Eólica Corrupião S.A.	Wind Energy	50	-	-	100.00%
Central Eólica Inhambu S.A.	Wind Energy	50	-	-	100.00%
Central Eólica Tamanduá Mirim S.A.	Wind Energy	50	-	-	100.00%
Central Eólica Teiu S.A.	Wind Energy	50	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income (Loss)				Equity Accounting
	Stockholders'	Adjusted	Investments Value			Results
	Equity	01/01 to			01/01 to	01/01 to
	06/30/2014	06/30/2014	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Controlled by Banco Santander
Santander Leasing	5,142,848	157,486	4,040,944	3,863,494	123,743	137,217
Santander Brasil Asset Management Distribuidora de Títulos e Valores
Mobiliários S.A. (Santander Brasil Asset) (6)	-	-	-	196,972	-	24,529
Santander Brasil Consórcio	137,197	10,159	137,197	119,545	10,159	11,509
Banco Bandepe	3,014,472	103,430	3,014,472	2,902,302	103,430	78,700
Aymoré CFI	1,179,909	125,534	1,179,909	1,099,673	125,534	(18,286)
CFI RCI Brasil	1,176,927	58,201	469,487	424,114	23,218	43,148
Santander Securities Services Brasil DTVM S.A. (12)	32,082	2,974	32,082	26,959	2,974	2,187
Santander CCVM (13)	376,773	19,572	376,773	243,063	19,572	43,858
Santander Microcrédito	21,974	582	21,974	21,503	582	2,438
Santander Brasil Advisory	13,273	359	12,811	12,586	347	290
Santander Participações	1,314,417	64,404	1,314,417	1,225,542	64,404	18,944
Santander Getnet (1) (10)	70,144	56,144	35,072	27,552	25,715	20,044
Sancap	335,608	46,512	335,608	340,733	46,512	44,891
Santander Serviços	643,010	51,602	390,007	394,873	31,298	85,395
MS Participações Societárias S.A (MS Participações) (3)	-	-	-	88,108	-	6,803
Mantiq	8,275	1,338	8,275	6,743	1,338	239
Santos Energia (8)	79,077	(2,863)	79,077	2,963	(3,371)	(2,325)
Santander Brasil EFC	2,312,031	18,847	2,312,032	2,163,838	17,960	4,989
Controlled by CFI RCI Brasil
RCI Brasil Leasing	717,434	34,602	-	-	-	-
Controlled by Sancap
Santander Capitalização	215,473	42,161	-	-	-	-
Evidence (7)	23,353	720	-	-	-	-
Controlled by Santander Serviços
Webcasas S.A.	22,971	(1,001)	-	-	-	-

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted	Investments Value			Equity Accounting
	Equity	01/01 to			01/01 to	01/01 to
	06/30/2014	06/30/2014	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Controlled by Webmotors S.A. (4)
Idéia Produções	1,006	354	-	-	-	-
KM Locanet Ltda - ME (Compreauto) (9)	754	569	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (2)	74,572	1,003	10,169	10,071	612	314
Norchem Participações	50,050	1,543	24,425	23,552	772	524
EBP (2)	75,683	(2,376)	8,409	7,412	(2,599)	1,857
BW Guirapá I S.A. (5)	113,288	(8,679)	75,006	-	(5,482)	-
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (4)	225,946	16,460	-	-	-	-
TecBan (11)	307,941	41,613	-	-	-	-
Controlled by Santos Energia
Central Eólica Santo Antônio de Pádua S.A.	23,860	(303)	-	-	-	-
Central Eólica São Cristóvão S.A.	40,339	(519)	-	-	-	-
Central Eólica São Jorge S.A.	41,812	(453)	-	-	-	-
Controlled by BW Guirapá S.A (5)
Central Eólica Angical S.A.	7,803	(145)	-	-	-	-
Central Eólica Caititu S.A.	7,665	(686)	-	-	-	-
Central Eólica Coqueirinho S.A.	9,928	(888)	-	-	-	-
Central Eólica Corrupião S.A.	20,433	(206)	-	-	-	-
Central Eólica Inhambu S.A.	11,232	(1,029)	-	-	-	-
Central Eólica Tamanduá Mirim S.A.	9,800	(1,039)	-	-	-	-
Central Eólica Teiu S.A.	8,377	(206)	-	-	-	-
Affiliate
BW Guirapá I S.A. (5)	-	-	-	49,912	-	(88)
Norchem Holdings	127,811	3,231	25,102	26,728	703	5,584
Total Bank			13,903,248	13,278,238	587,421	512,761
Affiliate
BW Guirapá I S.A. (5)	-	-	642	49,912	(412)	(88)
Norchem Holdings	127,811	3,231	25,102	26,728	703	5,584
Total Consolidated			25,744	76,640	291	5,496

(1) Banco Santander has authority to make decisions related to business strategy, additionally, Banco Santander allows Santander Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Santander Getnet.

(2) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(3) Banco Santander has increased the share capital of MS Holdings in the amount of R$40,000 in February, R$14,685 in May, R$6,000 in July, R$41,000 in August and R$3,315 in October totaling an increase of R$105,000 in 2013, by issuing new shares. On November 22, 2013 Banco Santander sold its 100% stake of MS Holdings concerning 61,083,484 thousand shares for Capital Riesgo Global S.C.R Regimen Simplified S.A. (Note 36.d).

(4) On June 28, 2013, the capital increase of Webmotors SA for R$180,000, through the issue of 156.935.435 thousand shares Carsales.com Investments PTY LTD. (Carsales) (Note 36.d). Although participation exceeds 50%, in accordance with the shareholders' agreement, Banco Santander and Carsales now share control.

(5) In June 2013, Banco Santander endorsed R$95,000 and paid R$50,000 in the BW Guirapá I S.A.’s and in October 2013 there was a capital payment in the amount of R$37,801 without issuance of new shares. On February 28, 2014, Banco Santander made a capital amounting to R$60,000, through the issue of 97,669 new ordinary shares, altering its share of 40.57% to 66.19% in the capital (Note 36.d). With the change in shareholding, from February 2014, Banco Santander now holds joint control of that company.

(6) Investment sold on December 17, 2013 (Note 36.b).

(7) On October 24, 2013, the Sancap acquired from Banco Santander Spain 50,800 common shares, no face value, referred to 100% of the share capital of Ablasa Participações S.A. (Ablasa). On October 31, 2013, was effected an increase in capital by Sancap R$44,949 in value, 1.937.975.272 through the issue of new common shares, no face value. At the Extraordinary Shareholders Meeting ESM) held on December 2, 2013, to change the name of Ablasa Evidence for Security S.A., and the change in its bylaws for the establishment and operation of pension benefit plans granted character was adopted in the form of continued income or single payment accessible to any individuals whose case is pending approval by Susep.

(8) On November 18, 2013, was effected capital increase of R$59,000 with the issuance of 94,177 new common shares.
(9) Investment acquired on March 7, 2014 (Note 36.d).
(10) On April 4, 2014, was realized the payment of the total capital of Santander Getnet the amount of R$3,000, from the current R$13,000 to R$16,000.

(11) The Shareholders’ Meeting of April 9, 2014 the capital increase of TecBan of R$99,397 was approved from the current R$166,406 to R$265,803, without the issuance of new shares by capitalization of income for the year ended 31 December 2013 and all of its reserves, excluding capital reserves.

(12) The Shareholders’ Meeting of June 6, 2014, was approved to change the name of the CRV Distributor Securities S.A. (CRV DTVM) for Santander Securities Services Brazil DTVM S.A., pending approval by the Bacen (Note 36.a).

(13) The Shareholders’ Meeting of June 10, 2014, was approved the increase of the share capital of Santander CCVM of R$100,302 from the current R$195,698 to R$296,000, through the issue of 7,715,540,000 new shares, of which 3,857,770,000 common shares and 3,857,770,000 preferred capital increase was approved by the Bacen on July 3, 2014.

15. Fixed Assets

				Bank
			06/30/2014	06/30/2013
	Cost	Depreciation	Net	Net
Real Estate	2,460,719	(491,208)	1,969,511	1,593,862
Land	675,016	-	675,016	679,467
Buildings	1,785,703	(491,208)	1,294,495	914,395
Others Fixed Assets	9,154,518	(4,921,276)	4,233,242	4,157,597
Installations, Furniture and Equipment	2,445,633	(1,002,536)	1,443,097	1,165,895
Data Processing Equipment	2,517,073	(1,789,465)	727,608	439,752
Leasehold Improvements	3,046,260	(1,546,329)	1,499,931	1,337,959
Security and Communication Equipment	599,089	(339,536)	259,553	209,650
Others	546,463	(243,410)	303,053	1,004,341
Total	11,615,237	(5,412,484)	6,202,753	5,751,459

				Consolidated
			06/30/2014	06/30/2013
	Cost	Depreciation	Net	Net
Real Estate	2,469,326	(494,819)	1,974,507	1,598,958
Land	676,507	-	676,507	680,958
Buildings	1,792,819	(494,819)	1,298,000	918,000
Others Fixed Assets	9,487,240	(5,098,297)	4,388,943	4,287,054
Installations, Furniture and Equipment	2,534,589	(1,052,945)	1,481,644	1,199,087
Data Processing Equipment	2,674,178	(1,879,002)	795,176	503,789
Leasehold Improvements	3,098,473	(1,573,221)	1,525,252	1,364,860
Security and Communication Equipment	606,495	(343,811)	262,684	210,211
Others	573,505	(249,318)	324,187	1,009,107
Total	11,956,566	(5,593,116)	6,363,450	5,886,012

16. Intangibles

				Bank
			06/30/2014	06/30/2013
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,020,084	(18,663,299)	7,356,785	10,985,776
Other Intangible Assets	6,880,264	(3,524,528)	3,355,736	3,785,157
Acquisition and Development of Software	4,265,223	(2,403,835)	1,861,388	2,010,028
Exclusivity Contracts for Provision of Banking Services	2,452,681	(1,076,998)	1,375,683	1,638,587
Others	162,360	(43,695)	118,665	136,542
Total	32,900,348	(22,187,827)	10,712,521	14,770,933

				Consolidated
			06/30/2014	06/30/2013
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,276,031	(18,689,923)	7,586,108	11,186,970
Other Intangible Assets	7,042,233	(3,590,777)	3,451,456	3,888,776
Acquisition and Development of Software	4,416,616	(2,467,403)	1,949,213	2,103,145
Exclusivity Contracts for Provision of Banking Services	2,452,681	(1,076,998)	1,375,683	1,638,587
Others	172,936	(46,376)	126,560	147,044
Total	33,318,264	(22,280,700)	11,037,564	15,075,746

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, has not identified any impairment of goodwill.

17. Money Market Funding and Borrowings and Onlendings
a) Deposits

						Bank
					06/30/2014	06/30/2013
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,959,503	-	-	-	14,959,503	13,619,955
Savings Deposits	35,778,901	-	-	-	35,778,901	29,293,118
Interbank Deposits	-	10,111,527	24,941,676	688,503	35,741,706	25,581,822
Time Deposits	240,784	18,808,423	11,829,782	49,041,657	79,920,646	80,237,870
Total	50,979,188	28,919,950	36,771,458	49,730,160	166,400,756	148,732,765
Current					116,670,596	95,452,156
Long-term					49,730,160	53,280,609

						Consolidated
					06/30/2014	06/30/2013
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,634,502	-	-	-	14,634,502	13,385,356
Savings Deposits	35,778,901	-	-	-	35,778,901	29,293,118
Interbank Deposits	-	951,257	1,773,832	1,447,383	4,172,472	3,603,722
Time Deposits	240,784	18,808,422	11,649,088	48,833,623	79,531,917	79,864,888
Total	50,654,187	19,759,679	13,422,920	50,281,006	134,117,792	126,147,084
Current					83,836,786	72,539,907
Long-term					50,281,006	53,607,177

b) Money Market Funding

						Bank
					06/30/2014	06/30/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		51,289,392	13,336,255	26,794,076	91,419,723	70,342,830
Government Securities		45,459,537	26,049	-	45,485,586	30,418,237
Others		5,829,855	13,310,206	26,794,076	45,934,137	39,924,593
Third Parties		2,999,995	-	-	2,999,995	13,647,961
Linked to Trading Portfolio Operations		-	245,286	10,751,987	10,997,273	10,913,908
Total		54,289,387	13,581,541	37,546,063	105,416,991	94,904,699
Current					67,870,928	67,060,306
Long-term					37,546,063	27,844,393

						Consolidated
					06/30/2014	06/30/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		37,382,549	12,582,394	26,683,232	76,648,175	58,200,989
Government Securities		31,552,694	26,049	-	31,578,743	20,671,026
Debt Securities in Issue		5,097,413	10,412,355	23,704,126	39,213,894	36,021,204
Others		732,442	2,143,990	2,979,106	5,855,538	1,508,759
Third Parties		2,299,998	-	-	2,299,998	9,756,160
Linked to Trading Portfolio Operations		-	245,286	10,751,987	10,997,273	10,913,908
Total		39,682,547	12,827,680	37,435,219	89,945,446	78,871,057
Current					52,510,227	52,234,504
Long-term					37,435,219	26,636,553

c) Funds from Acceptance and Issuance of Securities

					Bank
				06/30/2014	06/30/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	7,787,758	34,384,541	10,322,977	52,495,276	43,015,590
Real Estate Credit Notes - LCI (1)	6,743,518	12,423,588	1,187,391	20,354,497	12,934,136
Agribusiness Credit Notes - LCA (2)	897,872	897,503	246	1,795,621	1,522,332
Treasury Bills (3)	146,368	21,063,450	9,135,340	30,345,158	28,559,122
Securities Issued Abroad	494,935	3,280,601	8,833,616	12,609,152	18,813,366
Eurobonds	241,838	2,909,506	7,587,034	10,738,378	16,538,079
Securitization Notes - MT100 (4)	253,097	371,095	1,246,582	1,870,774	2,275,287
Funding by Structured Operations Certificates	1,739	159,240	-	160,979	-
Total	8,284,432	37,824,382	19,156,593	65,265,407	61,828,956
Current				46,108,814	27,801,661
Long-term				19,156,593	34,027,295

					Consolidated
				06/30/2014	06/30/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	338,767	225,389	476,151	1,040,307	1,127,857
Debentures Resources (5)	368,513	-	-	368,513	201,434
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	8,169,381	34,725,019	12,665,356	55,559,756	44,813,277
Real Estate Credit Notes - LCI (1)	6,743,518	12,425,200	1,188,003	20,356,721	12,937,730
Agribusiness Credit Notes - LCA (2)	897,872	897,503	246	1,795,621	1,522,332
Treasury Bills (3)	527,991	21,402,316	11,477,107	33,407,414	30,353,215
Securities Issued Abroad	494,935	3,280,601	8,833,616	12,609,152	18,813,366
Eurobonds	241,838	2,909,506	7,587,034	10,738,378	16,538,079
Securitization Notes - MT100 (4)	253,097	371,095	1,246,582	1,870,774	2,275,287
Funding by Structured Operations Certificates	1,739	159,240	-	160,979	-
Total	9,373,335	38,390,249	21,975,123	69,738,707	64,955,934
Current				47,763,584	28,693,532
Long-term				21,975,123	36,262,402
(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On June 30, 2014, has maturities between 2014 to 2020.

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 85.0% to 100.0% of CDI. On June 30, 2014, has maturities between 2014 to 2015.

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2014, has maturities between 2014 to 2025.

(4) Issuance of securities linked to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(5)On June 30, 2014, the debentures issued by the subsidiary Santos Energia in April 2013, with remuneration indexed to CDI + 1.60% p.a. maturing on April 12, 2014, extended the maturing to July 12, 2014, with indexed to CDI + 1.55% p.a. and subsidiary by BW Guirapá I S.A., in August 2013, indexed to CDI +1.55% p.a., maturing on August 28, 2014. On June 30, 2013, refer to debentures issued by the subsidiary MS Participações in three series (November 2011 - R$82,122, March 2012 - R$47,592 and May 2012 - R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on August 21, 2013, on November 22, 2013, Banco Santander sold its 100% interest in MS interests (Note 14 and 36.c).

						Bank/Consolidated
				Interest Rate (p.a)	06/30/2014	06/30/2013
Eurobonds	Issuance	Maturity	Currency		Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	3,001,128	3,046,220
Eurobonds	April and November-10	April-15	US$	4.5%	1,827,864	1,883,055
Eurobonds	January and June-11	January-16	US$	4.3%	1,890,493	1,895,197
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,282,337	1,284,705
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	739,544	743,772
Eurobonds (2)	April-12	April-16	CHF	3.3%	375,593	354,692
Eurobonds (2)	June-11	December-14	CHF	3.1%	379,186	358,013
Eurobonds (2)	June-13	June-15	CHF	1.1%	312,240	294,210
Eurobonds (2)	March-13	March-15	CHF	1.7%	173,983	164,166
Eurobonds (2)	April-12	April-16	CLP	4.6%	90,553	93,768
Eurobonds (2)	December-12	December-14	CNY	2.1%	53,253	54,198
Eurobonds	March-11	March-14	US$	Libor + 2.1%	-	2,658,720
Eurobonds	November-05	November-13	R$	17.1%	-	167,999
Others					612,204	3,539,364
Total					10,738,378	16,538,079

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 to the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 to the April 17, 2018 equal 7.0% p.a.

(2) Includes R$2,354,905 (06/30/2013 - R$2,309,542) in cash flow hedge operations, being R$1,282,337 (06/30/2013 - R$1,284,705) indexed in real, R$928,762 (06/30/2013 - R$876,871) indexed on foreign currency - Swiss Franc, R$90,553 (06/30/2013 - R$93,768) in Chilean Peso and R$53,253 (06/30/2013 - R$54,198) in Iuan (Note 6.b.VI.b), and R$312,240 (06/30/2013 - R$294,210) for market risk hedge operations indexed to foreign currency - Swiss Franc (Note 6.b.VI.a).

						Bank/Consolidated
				Interest	06/30/2014	06/30/2013
Securitization Notes - MT100	Issuance	Maturity	Currency	Rate (p.a)(1)	Total	Total
2008-1 Series	May-08	March-15	US$	6.2%	95,841	187,112
2008-2 Series (2)	August-08	September-17	US$	Libor (6 Months) + 0.8%	883,821	889,303
2009-1 Series	August-09	September-14	US$	Libor (6 Months) + 2.1%	19,266	57,111
2009-2 Series	August-09	September-19	US$	6.3%	91,916	106,163
2010-1 Series	December-10	March-16	US$	Libor (6 Months) + 1.5%	316,269	477,375
2011-1 Series	May-11	March-18	US$	4.2%	198,062	224,145
2011-2 Series	May-11	March-16	US$	Libor (6 Months) + 1.4%	265,599	334,078
Total					1,870,774	2,275,287
(1) Charges payable semiannually.
(2) Notional will be paid in 6 semiannual installments from March 2015.

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			06/30/2014	06/30/2013	06/30/2014	06/30/2013
Time Deposits (1)			3,084,070	2,638,124	3,066,786	2,632,503
Savings Deposits			1,130,445	767,461	1,130,445	767,461
Interbank Deposits			1,381,381	858,796	194,942	151,647
Money Market Funding			6,110,109	3,885,271	5,206,854	3,443,200
Provisions and Capitalization Adjustment and Interest			-	-	53,862	44,613
Others (2)			2,886,995	3,476,826	3,100,992	3,617,347
Total			14,593,000	11,626,478	12,753,881	10,656,771
(1) Includes the record of interest in the amount of R$195,617 related to the issuance of the Debt Instrument Eligible Tier II Capital (Note 20).
(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				06/30/2014	06/30/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	10,006	29,451	11,606	51,063	98,485
Foreign Borrowings	4,917,309	11,828,681	1,318,546	18,064,536	16,855,076
Import and Export Financing Lines	4,538,085	11,828,681	1,318,546	17,685,312	15,849,074
Other Credit Lines	379,224	-	-	379,224	1,006,002
Domestic Onlendings	1,188,318	2,642,589	9,111,697	12,942,604	9,559,146
Foreign Onlendings	9,348	-	-	9,348	28,782
Total	6,124,981	14,500,721	10,441,849	31,067,551	26,541,489
Current				20,625,702	18,490,881
Long-term				10,441,849	8,050,608

					Consolidated
				06/30/2014	06/30/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	10,006	44,432	11,606	66,044	98,485
Foreign Borrowings	4,917,309	11,828,681	1,318,546	18,064,536	16,877,676
Import and Export Financing Lines	4,538,085	11,828,681	1,318,546	17,685,312	15,871,674
Other Credit Lines	379,224	-	-	379,224	1,006,002
Domestic Onlendings	1,188,318	2,642,589	9,111,697	12,942,604	9,559,146
Foreign Onlendings	9,348	-	-	9,348	28,782
Total	6,124,981	14,515,702	10,441,849	31,082,532	26,564,089
Current				20,640,683	18,513,481
Long-term				10,441,849	8,050,608

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2018 (06/30/2013 - through 2014) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.7% p.a. to 6.9% p.a. (06/30/2013 - 0.4% p.a. to 17.9% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. (06/30/2013 - 1.5% p.a.), plus exchange rate change falling due through up to 2014 (06/30/2013 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		06/30/2014	06/30/2013	06/30/2014	06/30/2013
Provision for Tax Risks and Legal Obligations (Note 22.b)		10,585,640	10,371,843	13,342,205	12,753,136
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 22.i)		734,824	832,241	829,625	999,113
Deferred Tax Liabilities		1,353,514	1,298,454	2,080,681	2,443,938
Provision for Taxes and Contributions on Income		475,953	-	652,347	143,695
Taxes Payable		271,284	257,612	309,224	303,302
Total		13,421,215	12,760,150	17,214,082	16,643,184
Current		1,395,076	895,880	1,968,035	1,885,652
Long-term		12,026,139	11,864,270	15,246,047	14,757,532

a) Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2013	Recognition	Realization	06/30/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)	840,748	59,502	-	900,250
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	94,707	342,402	-	437,109
Excess Depreciation of Leased Assets	19,473	-	(3,894)	15,579
Others	11,140	-	(10,564)	576
Total	966,068	401,904	(14,458)	1,353,514

				Bank
	12/31/2012	Recognition	Realization	06/30/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)	840,748	8,258	(8,258)	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	693,259	-	(301,532)	391,727
Excess Depreciation of Leased Assets	77,310	-	(11,907)	65,403
Others	576	-	-	576
Total	1,611,893	8,258	(321,697)	1,298,454

				Consolidated
	12/31/2013	Recognition	Realization	06/30/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)	855,629	59,510	(8,861)	906,278
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	100,124	343,207	(1,372)	441,959
Excess Depreciation of Leased Assets	875,385	13,070	(164,500)	723,955
Others	26,093	-	(17,604)	8,489
Total	1,857,231	415,787	(192,337)	2,080,681

				Consolidated
	12/31/2012	Recognition	Realization	06/30/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)	843,611	20,141	(8,258)	855,494
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,097,209	3,839	(698,283)	402,765
Excess Depreciation of Leased Assets	1,474,831	42,875	(334,107)	1,183,599
Others	738	1,504	(162)	2,080
Total	3,416,389	68,359	(1,040,810)	2,443,938
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				06/30/2014
				Bank
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2014	152,423	89,896	29,213	271,532
2015	304,846	179,718	58,426	542,990
2016	179,441	104,366	33,963	317,770
2017	51,368	29,221	9,500	90,089
2018	48,701	29,221	9,500	87,422
2019 to 2021	24,351	14,610	4,750	43,711
Total	761,130	447,032	145,352	1,353,514

						06/30/2014
						Consolidated
			Temporary Differences
Year			IRPJ	CSLL	PIS/Cofins	Total
2014			333,990	91,034	29,394	454,418
2015			488,403	181,993	58,787	729,183
2016			252,432	106,138	34,161	392,731
2017			122,696	29,993	9,534	162,223
2018			119,205	29,499	9,534	158,238
2019 to 2021			164,372	14,749	4,767	183,888
Total			1,481,098	453,406	146,177	2,080,681

19. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					06/30/2014	06/30/2013
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$ 1.500	105.0% CDI	3,479,679	3,159,106
Subordinated Deposit Certificates	October-06	September-16	R$ 850	104.5% CDI	1,881,335	1,708,799
Subordinated Deposit Certificates	July-07	July-14	R$ 885	104.5% CDI	1,772,084	1,609,568
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$ 447	104.5% CDI	1,021,265	927,605
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$ 283	CDI (2)	107,342	96,782
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$ 268	IPCA (3)	399,448	345,941
Subordinated Deposit Certificates	November-08	November-14	R$ 100	120.5% CDI	187,504	167,819
Subordinated Deposit Certificates	January-07	January-14	R$ 250	104.5% CDI	-	486,026
Subordinated Deposit Certificates	August-07	August-13	R$ 300	100.0% CDI + 0.4%	-	543,985
Total					8,848,657	9,045,631
Current					2,146,690	1,030,011
Long Term					6,701,967	8,015,620
(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed between 100% and 112% of CDI.
(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

20. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan (Note 23.f), are as follows:

						Bank/Consolidated
						06/30/2014
Debt Instruments Eligible to Compose Capital		Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total
Tier I (1)		January - 14	No Deadline (Perpetual)	R$ 3.000	7.375%	2,788,488
Tier II (2)		January - 14	January - 24	R$ 3.000	6.000%	2,829,452
Total						5,617,940
Current						121,766
Long-term						5,496,174
(1) Interest rate paid quarterly from April 29, 2014.
(2) Interest rate paid semiannually from July 29, 2014.
(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and II, respectively.

21. Other Payables - Other

				Bank		Consolidated
			06/30/2014	06/30/2013	06/30/2014	06/30/2013
Provision Technical for Capitalization Operations			-	-	1,667,744	1,620,399
Payables for Credit Cards			15,301,553	11,361,851	15,301,560	11,361,867
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 22.b)			3,498,480	3,411,858	3,732,029	3,619,915
Employee Benefit Plans (Note 34)			2,952,880	2,984,631	2,968,776	3,074,554
Payables for Acquisition of Assets and Rights (1)			712,494	358,595	712,494	358,595
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 22.i)			6,325	9,178	6,325	9,178
Accrued Liabilities
Personnel Expenses			1,346,481	1,180,011	1,425,897	1,259,917
Administrative Expenses			172,172	151,687	233,667	206,036
Others Payments			120,471	174,725	199,085	264,197
Creditors for Unreleased Funds			994,407	734,415	994,407	734,415
Provision of Payment Services			198,507	162,118	198,507	162,118
Agreements with Official Institutions			-	87,384	-	87,384
Suppliers			225,772	191,391	653,134	534,951
Others			2,663,290	2,222,705	3,507,401	2,660,717
Total			28,192,832	23,030,549	31,601,026	25,954,243
Current			23,582,041	18,380,319	26,326,186	20,892,254
Long-term			4,610,791	4,650,230	5,274,840	5,061,989
(1) Refers basically to export notes loans operations in the amount of R$692,636 (06/30/2013 - R$339,607).

22. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on June 30, 2014 and 2013 no contingent assets were accounted (Note 3.o).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			06/30/2014	06/30/2013	06/30/2014	06/30/2013
Reserve for Tax Contingencies and Legal Obligations (Note 18)			10,585,640	10,371,843	13,342,205	12,753,136
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 21)			3,498,480	3,411,858	3,732,029	3,619,915
Labor			1,944,634	1,916,044	2,014,650	1,983,638
Civil			1,553,846	1,495,814	1,717,379	1,636,277
Total			14,084,120	13,783,701	17,074,234	16,373,051

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			06/30/2014			06/30/2013
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	9,377,201	1,869,394	1,501,962	9,636,920	2,538,878	1,480,652
Recognition Net of Reversal (1)	859,922	379,993	270,481	499,729	38,468	270,973
Inflation Adjustment	383,264	106,499	67,517	281,733	99,561	60,467
Write-offs Due to Payment	(34,747)	(411,252)	(279,704)	(46,539)	(760,863)	(316,278)
Others	-	-	(6,410)	-	-	-
Balance at End	10,585,640	1,944,634	1,553,846	10,371,843	1,916,044	1,495,814
Escrow Deposits - Other Receivables	951,796	365,451	119,613	883,532	624,777	104,905
Escrow Deposits - Securities	27,195	17,651	669	27,948	42,001	4,347
Total Escrow Deposits (2)	978,991	383,102	120,282	911,480	666,778	109,252

						Consolidated
			01/01 to			01/01 to
			06/30/2014			06/30/2013
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,957,132	1,939,796	1,655,716	11,781,786	2,612,378	1,617,552
Recognition Net of Reversal (1)	1,019,340	400,477	329,850	683,005	59,210	344,708
Inflation Adjustment	471,620	110,643	74,763	337,224	103,371	67,092
Write-offs Due to Payment	(106,113)	(436,266)	(336,540)	(48,721)	(790,895)	(393,075)
Change in Scope of Consolidation (3)	-	-	-	(158)	(426)	-
Others	226	-	(6,410)	-	-	-
Balance at End	13,342,205	2,014,650	1,717,379	12,753,136	1,983,638	1,636,277
Escrow Deposits - Other Receivables	2,236,656	371,539	124,886	2,028,430	640,708	114,864
Escrow Deposits - Securities	27,569	17,651	669	28,890	42,001	4,347
Total Escrow Deposits (2)	2,264,225	389,190	125,555	2,057,320	682,709	119,211

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and / or remote and appeal deposits.

(3) Change in shareholding company Webmotors S.A. , as corporate restructuring (Note 14 and 36.c).

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of stock whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered in the year-end 2013 to the program of installments and cash payment of tax and social security debts established by Law 12.865/2013 (Articles 17 and 39).

Adhesion to the program included a lawsuit claiming the remoteness of the application of Law 9.718/1998 for Banco ABN Amro Real, succeeded by Bank. Referred lawsuit encompassed facts generators of social contributions to PIS and Cofins occurred period from September 2006 to April 2009, that process had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/1998. Other administrative and judicial proceedings were also included this program.

The accounting effects on December 31, 2013 in the case process of the tax and social security included in the form of cash payment, were registered in the moment at the of adhesion the program. As a result, contingent tax liabilities were paid in the amount of R$2,029,427 Bank and R$2,053,978 Consolidated, through payment (R$1,372,627 Bank and R$1,389,501 Consolidated) and the conversion income on deposits warranty (R$155,020 in the Bank and R$155,176 Consolidated). Was recorded in the income statement of 2013, in accounts of Other Income (Expenses), the gain of R$501,780 in the Bank and R$509,301 in Consolidated, before taxes.

The main legal and administrative proceedings related to legal obligations, tax and social security, are described below:

PIS and Cofins - R$8,405,172 Bank and R$9,744,163 Consolidated (06/30/2013 - R$8,500,489 Bank and R$9,544,096 Consolidated): the Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9.718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$668,566 Bank and R$1,522,578 Consolidated (06/30/2013 - R$460,713 in the Bank and R$1,245,141 in the Consolidated): the Bank Santander and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11.727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal counsel as probable loss.

The matters in dispute refer to the following:

CSLL - Equal Tax Treatment - R$3,636 Bank and R$52,661 Consolidated (06/30/2013 - R$3,545 Bank and R$51,804 Consolidated): the Banco Santander and its companies filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$607,201 Bank and R$631,036 Consolidated (06/30/2013 - R$474,644 Bank and R$495,089 Consolidated): the Banco Santander and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$363,504 Bank and R$382,120 Consolidated (06/30/2013 - R$327,710 Bank and R$347,608 Consolidated): the Banco Santander and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings account holders disputing the interest credited by the Banco Santander under such plans as the account holders considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The STF decided against the bank’s. The STJ is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax, and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$9.7 billion, main processes being:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001, and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF). However, this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of June 30, 2014, amounts related to these claims are approximately R$616 million each.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Also we are successful with the 2003 base period. In relation to the period 2004, we had new decision favorable to CARF, which can still be appealed. Proceedings related to tax years 2005 to 2006 are ongoing. On June 30, 2014 the amounts related to this period are approximately R$145 million.

Credit Losses - the Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of June 30, 2014 the amount related to this challenge is approximately R$651 million.

INSS on Profits or Results (PLR) - the Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2014 the amounts related to these proceedings totaled approximately R$1,106 million.

IRPJ and CSLL - Capital Gain - the Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A. successor company ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. On June, 30, 2014, the value was approximately R$239 million.

The labor claims with classification of possible loss totaled R$0.1 billion, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$0.6 billion.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$734,824, R$3,272 and R$3,053 (06/30/2013 - R$832,241, R$5,663 and R$3,515) in the Bank and R$829,625, R$3,272 and R$3,053 (06/30/2013 - R$999,113, R$5,663 and R$3,515) in the Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 21) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

23. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			06/30/2014			06/30/2013
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	336,358	363,154	699,512	346,006	372,775	718,781
Foreign Residents	3,533,492	3,367,836	6,901,328	3,523,844	3,358,216	6,882,060
Total	3,869,850	3,730,990	7,600,840	3,869,850	3,730,991	7,600,841
(-) Treasury Shares	(25,346)	(25,346)	(50,692)	(9,960)	(9,960)	(19,920)
Total Outstanding	3,844,504	3,705,644	7,550,148	3,859,890	3,721,031	7,580,921

To reflect the impact of the subsidy Program and Bonus and Gruping of Shares in the context of the Optimization Plan Reference Equity (Note 23.f) approved on Shareholders’ Meeting on March 18, 2014 and effective on June 2, 2014, all information relating the shares have been adjusted retrospectively for all periods presented.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						06/30/2014
		In Thousands		Brazilian real per Thousand Shares/Units
		of Brazilian real		Common	Preferred	Units
Interim Dividends (1) (3)			99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (3)			120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (3)			400,000	50.5005	55.5505	106.0510
Total			620,000
(1) Established by the Board of Directors in March 2014.

(2) Established by the Board of Directors in June 2014.

(3) The amount of intercalary dividends will be fully attributed to mandatory dividends for the year 2014 and will be paid from August 28, 2014, without any monetary compensation.

						06/30/2013
		In Thousands		Brazilian real per Thousand Shares/Units
		of Brazilian real		Common	Preferred	Units
Interest on Capital (1) (3)			300,000	37.7153	41.4868	79.2021
Intermediate Dividends (2) (4)			650,000	81.7268	89.8995	171.6263
Total			950,000
(1) Established by the Board of Directors in March 2013, common shares - R$32.0580, preferred shares - R$35.2638 and Units - R$67.3217, net of taxes.

(2) Established by the Board of Directors in June 2013.

(3) The amount of interest on capital were fully attributed to the mandatory dividend for the year 2013 and were paid in August 29, 2013, without any monetary compensation.

(4) The amount of interim dividends were fully attributed to complementary dividends for the year 2013 and were paid on August 29, 2013 without any monetary compensation.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

At the meeting held on July 29, 2013, the Board of Directors decided to approve the renewal, for one more year, the buyback program certificate of deposit of shares (Units) approved on August 24, 2013 up to August 24, 2014.

The current Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3,921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 76,008,403 Units, representing 4,180,462,165 common shares and (equivalent to 76,008,403 common shares after the bonus and gruping of shares) 3,800,420,150 preferred shares (equivalent to 76,008,403 preferred shares after the bonus and gruping of shares), or ADRs (American Depositary Receipts) by the Bank, corresponding on June, 30 2013 approximately 2% of the total share capital of the Bank.

In the first half of 2014, 4.417.000 Units were acquired, 2.433.553 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on June 30, 2014, amounting to 18.674.191 Units (06/30/2013 - 8,226,716 Units) equivalent to R$192,397 (06/30/2013 - R$126,394). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.31 and R$18.52. In the first half of 2014, was acquired 4.791.874 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 11.540.221 ADRs, in the current amount of R$159,576 (06/30/2013 - R$39,238). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on June 30, 2014 was R$15.12 per Unit and US$6.92 per ADR. In the first half of 2014, due to the Optimization Plan PR, were registered amount of R$20 issuance cost, totaling R$351,993 (06/30/2013 - R$165,632) of treasury shares.

Additionally, during the first half ended in June 30, 2014, treasury shares were traded, that resulted in a loss of R$5,360 (06/30/2013 - R$676) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$5,157 (06/30/2013 - R$4,126). In the first half of 2014, results were realized in the amount of R$5,329 (2013 - R$341,954), represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

f) Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus and Gruping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Company published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, on April 22, 2014, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Voluntary Offer of Shares

On April 29, 2014 the Company published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander, S.A., that the latter intends to launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represent approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain. As a result of the Transaction, Santander Brasil will continue to be a listed company, although it will change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

On June 9, 2014, it was held EGM, which resolved on the following Agenda: (a) the exit of the Company from the special listing segment of BM&FBOVESPA, denominated Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brazil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Company’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Company published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., dated June 10, 2014, to be used for purposes of the voluntary exchange offer of shares certificates, common or preferred shares issued by the Company for Brazilian Depositary Receipts or American Depositary Shares representing Banco Santander, S.A. ordinary  shares, as previously detailed in the aforementioned Notice to the Market dated April 29, 2014, was duly filed on the date hereof by the Company with (i) the CVM; (ii) the BM&FBOVESPA S.A.; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well, based on the information gave by Santander Spain to Santander Brasil, that an application for registration of the Exchange Offer was duly filed by Santander Spain with the CVM on the date hereof, pursuant to the terms of the aforementioned Instruction CVM 361/02.

24. Operational Ratios

Financial institutions are required to maintain Regulatory Capital, Tier I and Common Equity Tier I with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192 and 4.193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These resolution states that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments.

As established Resolution 4.193/2013 the minimum Regulatory Capital requirements remains at 11% until December 2015, the Tier I requirement is 5.5% and Common Equity Tier I is 4.5% from October 2013.

Index is calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	06/30/2014	06/30/2013
Tier I Regulatory Capital	58,802,433	64,536,508
Principal Capital	56,013,944	64,536,508
Supplementary Capital	2,788,489	-
Tier II Regulatory Capital	5,576,936	3,945,342
Regulatory Capital (Tier I and II)	64,379,369	68,481,850
Required Regulatory Capital	39,573,692	35,001,582
Portion of Credit Risk (2)	34,304,465	31,520,133
Market Risk Portions (3)	3,561,999	1,752,212
Operational Risk Portion	1,707,228	1,729,237
Basel I Ratio	16.3	-
Basel Principal Capital	15,6	-
Basel	17.9	21.5
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).
(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3.644 of March 4, 2013, which revoked Bacen Circular 3.563/2011.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

25. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting held on February 26, 2014, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2014, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposals were the subject of deliberation in the extraordinary stockholders' meeting held on April 30, 2014.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 34.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	06/30/2014	06/30/2013
Fixed Compensation	23,472	22,102
Variable Compensation	57,100	54,912
Others	7,254	6,040
Total Short-Term Benefits	87,826	83,054
Shares Based Payments (1)	15,261	14,411
Total Long-Term Benefits	15,261	14,411
Total (2)	103,087	97,465

(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the first half of 2013, were paid to the Directors of Santander Brasil Asset the amount of R$2,115 excluding charges (Note 36.a).

Additionally, in the first half of 2014, charges were collected on management compensation in the amount of R$14,187 (2013 - R$19,912).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

	06/30/2014
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V.(1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	196,462	5.1%	196,462	5.3%	392,924	5.2%
Employees	2,598	0.1%	2,621	0.1%	5,219	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	724,430	18.6%	753,093	20.1%	1,477,523	19.3%
Total Outstanding	3,844,504	99.3%	3,705,644	99.3%	7,550,148	99.3%
Treasury Shares	25,346	0.7%	25,346	0.7%	50,692	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	923,490	23.9%	952,176	25.5%	1,875,666	24.7%

	06/30/2013
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
GES (1)	1,120,122	28.9%	1,032,121	27.6%	2,152,243	28.3%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,643	46.4%	3,543,226	46.6%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Employees	3,119	0.1%	3,140	0.1%	6,259	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	923,308	23.9%	951,948	25.6%	1,875,256	24.7%
Total Outstanding	3,859,890	99.8%	3,721,031	99.7%	7,580,921	99.8%
Treasury Shares	9,960	0.2%	9,960	0.3%	19,920	0.2%
Total	3,869,850	100.0%	3,730,991	100.0%	7,600,841	100.0%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and Others.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1)Exercise of the Exchange Rights by the Qatar Holding Luxembourg II S.Á R.L. (QHL)

On October 29, 2013, QHL exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2014	06/30/2014	06/30/2013	06/30/2013
Cash	641,791	-	95,599	-
Banco Santander Espanha (2)	638,427	-	94,956	-
Banco Santander Totta, S.A. (4)	3,364	-	643	-
Interbank Investments	36,944,266	1,389,825	40,036,838	1,373,763
Aymoré CFI (3)	28,072,616	1,332,216	30,800,881	1,342,481
Banco Santander Espanha (1) (2)	8,067,306	8,801	8,336,449	7,937
CFI RCI Brasil (5)	804,344	48,808	899,508	23,345
Securities	45,197,747	2,007,106	37,000,730	1,233,534
Santander Leasing (3)	45,197,747	2,007,106	37,000,730	1,233,534
Derivatives Financial Instruments - Net	57,119	(95,564)	(248,926)	357,649
Santander Benelux, S.A., N.V. (Santander Benelux) (4)	(9,821)	(118,895)	(115,244)	228,215
Banco Bandepe (3)	-	(111)	-	-
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(86,928)	(13,221)	(193,641)	10,378
Abbey National Treasury Services Plc (Abbey National Treasury) (4)	16,404	56,697	(19,975)	44,723
Banco Santander Espanha (2)	53,427	40,352	28,406	243
Santander FI Amazonas (3)	(4,634)	(3,839)	(35,563)	(10,900)
Santander Paraty (3)	(24,922)	-	-	-
Santander FI Diamantina (3)	113,224	(56,562)	86,608	85,014
Santander Leasing (3)	369	15	483	(24)
Credit Operations	14,953	816	38,074	1,220
Cibrasec (5)	14,953	816	38,074	1,220
Dividends and Bonuses Receivables	-	87,052	-	172,978
Banco Bandepe (3)	-	35,700	-	59,800
Santander Leasing (3)	-	48,252	-	106,468
Santander Securities Services Brasil DTVM S.A. (3) (9)	-	-	-	610
Santander CCVM (3)	-	3,100	-	6,100
Trading Account	-	316	177,216	2,490
Santander Benelux (4)	-	1	5,761	140
Abbey National Treasury (4)	-	4	-	-
Banco Santander Espanha (2)	-	311	171,455	2,350
Foreign Exchange Portfolio - Net	(7,146)	19,975	(201,610)	(81,336)
Banco Santander Espanha (2)	(15,439)	37,455	(201,610)	(81,336)
Santander Benelux (4)	8,293	(17,480)	-	-

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2014	06/30/2014	06/30/2013	06/30/2013
Receivables from Affiliates	559,836	349,085	404,862	339,043
Zurich Santander Brasil Seguros e Previdência S.A. (6)	543,010	3,176	303,115	3,037
Santander Capitalização S.A. (3)	15,580	92,788	15,367	102,078
Zurich Santander Brasil Seguros S.A. (6)	-	-	72,407	-
Aymoré CFI (3)	-	177,476	-	152,584
Santander CCVM (3)	-	34,235	-	22,266
Santander Leasing (3)	-	27,082	-	23,420
Webmotors S.A. (7)	390	435	-	6,275
Santander Brasil Asset (6)	-	-	13,973	8,726
Santander Serviços (3)	-	-	-	10,337
Others	856	13,893	-	10,320
Other Receivables - Other	272,056	25,638	186,015	16,779
Brazil Foreign (3)	262,322	-	175,969	-
Banco Santander Espanha (2)	1,490	-	457	-
CFI RCI Brasil (5)	2	2,018	-	1,267
Santander Capitalização S.A. (3)	-	1,675	1,577	3,343
Santander Paraty (3)	8,056	19,022	7,890	10,023
Aymoré CFI (3)	-	1,070	-	828
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	1,318	-	1,244
Other	186	535	122	74
Deposits	(35,598,035)	(1,397,429)	(25,789,551)	(855,115)
Santander Leasing (3)	(31,606,940)	(1,200,811)	(19,847,986)	(730,445)
Banco Santander Espanha (2)	(1,418)	-	(1,441)	-
Aymoré CFI (3)	(1,884,880)	(96,377)	(4,357,854)	(74,202)
Banco Bandepe (3)	(676,030)	(31,821)	(652,081)	(29,296)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(48,257)	-	(49,294)	-
Santander Brasil Gestão de Recursos Ltda. (6)	(134,867)	(4,377)	-	-
Sancap (3)	(98,071)	(5,524)	(153,885)	(3,669)
Santander Brasil Asset (6)	(126,976)	(7,098)	(108,491)	(3,564)
Webmotors S.A. (7)	(134,947)	(6,377)	(106,252)	(476)
Fundo de Investimento Santillana (4)	(512,639)	(30,752)	(247,187)	(8,333)
Isban Brasil S.A. (4)	(67,796)	(2,891)	(17,704)	(1,250)
CFI RCI Brasil (5)	(49,112)	(4,004)	(31,944)	(523)
Santander Securities Services Brasil DTVM S.A. (3) (9)	(37,216)	(1,750)	(31,425)	(1,074)
Santander Brasil Consórcio (3)	(39,547)	(1,737)	(10,207)	(94)
Santander Paraty (3)	(46,364)	(651)	(43,014)	(112)
Santander Capitalização S.A. (3)	(11,260)	-	(12,866)	-
Other	(121,715)	(3,259)	(117,920)	(2,077)
Repurchase Commitments	(15,527,086)	(905,837)	(16,068,145)	(443,110)
Santander Brasil Advisory (3)	(11,451)	(549)	(11,600)	(394)
Santander Getnet (3)	(21,143)	(4,433)	(7,220)	(556)
Webmotors S.A. (7)	(724)	(168)	(21,180)	(925)
Santander Brasil Consórcio (3)	(38,970)	(2,082)	(68,377)	(3,061)
Isban Brasil S.A. (4)	(20,738)	(352)	(32,685)	(355)
Produban Serviços de Informática S.A. (4)	(20,924)	(235)	(1,614)	(174)
Santander FI Amazonas (3)	(118,696)	(3,270)	(86,679)	(235)
Santander FI Financial (3)	(7,224,583)	(345,284)	(6,583,671)	(222,695)
Santander Leasing (3)	(7,830,042)	(533,464)	(8,826,645)	(195,108)
Banco Bandepe (3)	(91,660)	(4,094)	(88,109)	(4,816)
Webcasas S.A. (3)	(19,804)	-	(22,460)	(388)
Santander CCVM (3)	(91,151)	(4,816)	(112,949)	(5,158)
Santander Participações (3)	(10,972)	(519)	(70,101)	(5,885)
Santander FI SBAC (3)	(11,651)	(4,406)	(127,870)	(2,581)
Other	(14,577)	(2,165)	(6,985)	(779)

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2014	06/30/2014	06/30/2013	06/30/2013
Borrowings and Onlendings	(48,120)	(361)	(140,071)	(5,496)
Banco Santander Espanha (2)	(47,054)	(263)	(136,288)	(5,381)
Santander Brasil EFC (3)	-	(98)	-	(115)
Banco Santander S.A. (Uruguay) (4)	(1,066)	-	(3,783)	-
Dividends and Bonuses Payables	(465,883)	-	(608,249)	-
Sterrebeeck B.V. (2)	(290,918)	-	(422,888)	-
GES (4)	(174,500)	-	(184,912)	-
SIH (4)	(309)	-	(449)	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	(156)	-	-	-
Payables from Affiliates	(17,958)	(187,018)	(49,324)	(164,220)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	-	-	-	(3,164)
Isban Brasil S.A. (4)	(447)	(50,498)	(21,059)	(45,616)
Produban Serviços de Informática S.A. (4)	-	(72,831)	(13,063)	(73,418)
Konecta Brazil Outsourcing Ltda. (4)	-	(19,819)	-	-
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(8,925)	(9,995)	-	(7,053)
Santander Microcrédito S.A. (3)	(3,174)	(19,679)	(3,023)	(17,009)
Banco Santander Espanha (2)	-	(1,108)	(606)	(296)
Santander Getnet (3)	(5,309)	(10,063)	(11,429)	(16,700)
Other	(103)	(3,025)	(144)	(964)
Debt Instruments Eligible to Compose Capital	(5,310,589)	(168,302)	-	-
Banco Santander Espanha (2) (8)	(5,310,589)	(168,302)	-	-
Donations	-	(8,341)	-	(11,003)
Santander Cultural	-	-	-	(1,405)
Fundação Sudameris	-	(6,000)	-	(6,000)
Fundação Santander	-	(2,289)	-	(1,367)
Instituto Escola Brasil	-	(52)	-	(2,231)
Other Payables - Other	(1,872,286)	(330,881)	(2,864,220)	(144,700)
Banco Santander Espanha (2)	(1,158)	(29,618)	(1,784)	(31,294)
Brazil Foreign (3)	(1,870,774)	(21,993)	(2,275,287)	(29,447)
Isban Brasil S.A. (4)	-	(141,554)	-	-
Santander Brasil Gestão de Recursos Ltda. (6)	-	-	(587,000)	-
TecBan (7)	-	(64,971)	-	(54,309)
Ingeniería (4)	-	(17,688)	-	(17,272)
Produban Servicios (4)	-	(10,824)	-	(9,652)
Aquanima Brasil Ltda. (4)	-	(11,288)	-	-
Other	(354)	(32,945)	(149)	(2,726)

				Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2014	06/30/2014	06/30/2013	06/30/2013
Cash	787,325	-	96,485	-
Banco Santander Espanha (2)	783,961	-	95,842	-
Banco Santander Totta, S.A. (4)	3,364	-	643	-
Interbank Investments	8,067,306	9,208	9,833,323	8,384
Banco Santander Espanha (1) (2)	8,067,306	9,208	9,833,323	8,384
Derivatives Financial Instruments - Net	(21,781)	(60,052)	(283,548)	280,988
Santander Benelux (4)	(9,821)	(118,895)	(115,244)	228,215
Fundo de Investimento Santillana (4)	(86,928)	(13,221)	(193,641)	10,378
Abbey National Treasury (4)	16,404	56,697	(19,975)	44,723
Banco Santander Espanha (2)	58,564	15,367	45,312	(2,328)
Trading Account	-	(30,541)	177,216	4,923
Banco Santander Espanha (2)	-	(30,546)	171,455	4,783
Abbey National Treasury (4)	-	4	-	-
Santander Benelux (4)	-	1	5,761	140

				Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2014	06/30/2014	06/30/2013	06/30/2013
Foreign Exchange Portfolio - Net	(7,146)	19,975	(201,610)	(81,336)
Banco Santander Espanha (2)	(15,439)	37,455	(201,610)	(81,336)
Santander Benelux (4)	8,293	(17,480)	-	-
Receivables from Affiliates	561,949	7,794	377,322	41,251
Isban Brasil S.A. (4)	-	286	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	560,448	7,301	304,903	25,736
Zurich Santander Brasil Seguros S.A. (6)	840	-	72,407	14,974
Others	661	207	12	541
Other Receivables - Other	8,803	6,167	616	48,076
Banco Santander Espanha (2)	1,490	-	457	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	7,313	5,928	98	48,003
Other	-	239	61	73
Deposits	(930,604)	(46,678)	(360,077)	(10,844)
Banco Santander Espanha (2)	(1,418)	-	(1,441)	-
Zurich Santander Brasil Seguros S.A. (6)	(4,326)	-	(11,162)	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(48,257)	-	(49,294)	-
Isban Brasil S.A. (4)	(67,796)	(2,891)	(17,704)	(1,250)
Produban Serviços de Informática S.A. (4)	(15,294)	(1,181)	(26,390)	(936)
Santander Brasil Gestão de Recursos Ltda. (6)	(134,867)	(4,377)	-	-
Fundo de Investimento Santillana (4)	(512,639)	(30,752)	(247,187)	(8,333)
Santander Brasil Asset (6)	(126,976)	(7,098)	-	-
Others	(19,031)	(379)	(6,899)	(325)
Repurchase Commitments	(55,540)	(2,017)	(34,522)	(533)
Produban Serviços de Informática S.A. (4)	(20,924)	(235)	(1,614)	(174)
Isban Brasil S.A. (4)	(20,738)	(352)	(32,685)	(355)
Santander Brasil Gestão de Recursos Ltda. (6)	(3,192)	(153)	-	-
REB Empreendimentos e Administradora de Bens S.A. (4)	(9,403)	(1,223)	-	-
Other	(1,283)	(54)	(223)	(4)
Borrowings and Onlendings	(48,120)	(263)	(162,728)	(5,381)
Banco Santander Espanha (2)	(47,054)	(263)	(158,945)	(5,381)
Banco Santander S.A. (Uruguay)(4)	(1,066)	-	(3,783)	-
Dividends and Bonuses Payables	(465,883)	-	(608,249)	-
Sterrebeeck B.V. (2)	(290,918)	-	(422,888)	-
GES (4)	(174,500)	-	(184,912)	-
SIH (4)	(309)	-	(449)	-
Banco Madesant (4)	(156)	-	-	-
Payables from Affiliates	(10,450)	(164,278)	(40,032)	(126,102)
Banco Santander Espanha (2)	-	(1,133)	(631)	(413)
Produban Servicios (4)	-	-	-	(3,164)
Isban Brasil S.A. (4)	(1,307)	(54,754)	(26,270)	(45,616)
Produban Serviços de Informática S.A. (4)	(50)	(73,928)	(13,063)	(62,870)
Ingeniería (4)	(8,925)	(9,995)	-	(7,053)
Konecta Brazil Outsourcing Ltda. (4)	-	(19,819)	-	-
Other	(168)	(4,649)	(68)	(6,986)
Debt Instruments Eligible to Compose Capital	(5,310,589)	(168,302)	-	-
Banco Santander Espanha (2) (8)	(5,310,589)	(168,302)	-	-
Donations	-	(10,351)	-	(13,428)
Santander Cultural	-	(2,010)	-	(3,830)
Fundação Sudameris	-	(6,000)	-	(6,000)
Fundação Santander	-	(2,289)	-	(1,367)
Instituto Escola Brasil	-	(52)	-	(2,231)

				Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2014	06/30/2014	06/30/2013	06/30/2013
Other Payables - Other	(17,599)	(251,868)	(606,657)	(116,128)
Banco Santander Espanha (2)	(1,158)	(29,618)	(4,746)	(31,294)
Isban Brasil S.A. (4)	-	(147,628)	-	-
Produban Serviços de Informática S.A. (4)	-	(31,288)	-	-
Santander Brasil Gestão de Recursos Ltda. (6)	-	-	(587,000)	-
Ingeniería (4)	-	(18,418)	-	(17,903)
Produban Servicios (4)	-	(11,124)	-	(9,866)
Aquanima Brasil Ltda. (4)	-	(11,288)	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(15,567)	(314)	(13,753)	-
Zurich Santander Brasil Seguros S.A. (6)	(840)	(28)	(994)	(30)
TecBan (7)	-	-	-	(54,309)
Other	(34)	(2,162)	(164)	(2,726)

(1) On June 30, 2014, refers to investments in foreign currency (overnight) with maturity on July 1, 2014 and interest rates of 0.17% p.a. maintained by the Bank's Santander Brasil and its Grand Cayman Branch, near the branch of Banco Santander Spain (New York).

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 25.d), through its subsidiary GES and Sterrebeeck B.V.
(3) Controlled - Banco Santander.
(4) Controlled - Banco Santander Spain.
(5) Jointly Controlled - Banco Santander.
(6) Associated Company - Banco Santander Spain.
(7) Jointly Controlled - Santander Serviços.
(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first half of 2014 (Note 23.f).

(9)The approved on Shareholders’ Meeting of June 6, 2014 ,the name change has been approved of the CRV Distributor Securities S.A. (CRV DTVM) was approved for Santander Securities Services Brazil DTVM S.A., under approval by Bacen (Notes 14 and 36.a).

26. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Asset Management	450,799	487,776	477,123	589,981
Checking Account Services	792,900	822,119	911,939	868,437
Lending Operations and Income from Guarantees Provided	468,972	436,971	585,509	577,776
Lending Operations	272,785	272,926	408,344	423,754
Income Garantees Provided	196,187	164,045	177,165	154,022
Insurance Fees	841,149	926,058	849,483	915,930
Credit Cards (Debit and Credit) and Acquiring Services	1,450,974	1,330,293	1,647,810	1,499,842
Collection	448,859	384,332	448,859	384,332
Brokerage, Custody and Placement of Securities	192,749	177,608	255,841	257,290
Other	32,301	23,438	139,302	120,292
Total	4,678,703	4,588,595	5,315,866	5,213,880

27. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Compensation	1,638,447	1,641,188	1,738,807	1,740,150
Charges	597,613	618,625	633,573	649,575
Benefits	544,057	536,945	578,467	567,024
Training	28,367	47,905	30,879	49,276
Other	12,475	7,552	12,709	7,767
Total	2,820,959	2,852,215	2,994,435	3,013,792

28. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Depreciation and Amortization (1)	2,679,011	2,724,440	2,704,523	2,740,937
Outsourced and Specialized Services	1,023,114	927,305	1,152,905	1,100,255
Communications	270,532	298,474	283,335	309,372
Data Processing	650,950	620,254	659,439	630,371
Advertising, Promotions and Publicity	140,509	144,225	163,037	175,322
Rentals	349,847	351,954	364,545	358,713
Transportation and Travel	80,259	86,856	97,017	102,582
Financial System Services	169,480	145,818	191,523	161,185
Security and Money Transport	288,404	272,646	306,559	279,335
Asset Maintenance and Upkeep	91,158	90,333	99,824	95,428
Water, Electricity and Gas	83,288	82,244	83,668	82,510
Materials	38,138	48,754	38,801	49,939
Other	125,392	125,237	131,989	127,654
Total	5,990,082	5,918,540	6,277,165	6,213,603

(1) In the Bank and Consolidated, includes goodwill amortization of R$1,818,492 (2013 - R$1,818,492), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

29. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Cofins (Contribution for Social Security Financing) (1)	769,075	590,678	900,532	750,561
ISS (Tax on Services)	172,181	169,398	201,738	201,019
PIS/Pasep (Tax on Revenue)	125,040	95,985	146,269	123,089
Other	371,212	287,401	423,937	319,397
Total	1,437,508	1,143,462	1,672,476	1,394,066
(1) Includes provisions updates for PIS and Cofins of Law 9.718/1998.

30. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Net Income Capitalization	-	-	124,550	139,728
Monetary Adjustment of Escrow Deposits	156,592	129,511	221,152	169,949
Recoverable Taxes	101,792	59,166	131,021	84,107
Recovery of Charges and Expenses	377,350	331,935	240,887	233,017
Monetary Variation	265,707	137,910	265,733	137,338
Other	319,390	185,715	264,090	231,818
Total	1,220,831	844,237	1,247,433	995,957

31. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Operating Provisions
Tax (Note 22.c)	93,858	67,441	101,499	102,133
Labor (Note 22.c)	379,993	38,468	400,477	59,210
Civil (Note 22.c)	270,481	270,973	329,850	344,708
Other	-	58,476	-	119,881
Credit Cards	667,851	611,793	765,786	698,609
Actuarial Losses - Pension Plan (Note 34.a)	108,134	177,992	108,146	178,020
Monetary Losses	7,936	49,291	7,936	49,347
Legal Fees and Costs	50,010	55,486	60,453	61,344
Serasa and SPC (Credit Reporting Agency)	37,428	39,982	42,787	44,490
Brokerage Fees	32,298	28,783	32,551	28,792
Commissions	53,594	45,858	60,291	61,644
Impairment (1)	1,271	95,949	1,271	95,949
Other	483,973	402,576	586,001	486,663
Total	2,186,827	1,943,068	2,497,048	2,330,790

(1) In the Bank and Consolidated in 2013, includes loss not recoverable asset recorded by buying rights to the provision of payroll in the amount of R$63,275 and assets in the acquisition and development of software in the amount of R$31,929. The loss related to the acquisition of rights in payrolls was recorded due to the reduction in the value of the expected return on the management of payroll and history of broken contracts. The loss on the acquisition and development of software was recorded due to obsolescence and discontinuity of such systems.

32. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Result of Investments	-	-	(43)	(163)
Result on Sale of Other Assets (1)	28,919	117,851	29,551	119,629
Reversal (Recognition) of Allowance for Losses on Other Assets	958	90,756	1,034	90,817
Expense on Assets Not in Use	(2,054)	(4,261)	(4,724)	(5,654)
Gains (Losses) of Capital (2)	(677)	(2,858)	(577)	116,762
Other Income (Expenses) (3)	19,592	(122,934)	20,155	(122,091)
Total	46,738	78,554	45,396	199,300

(1) In the Bank and Consolidated in 2013 includes R$121,391 related to the gain on sale of real estate to the Real Estate Fund Santander Agencies. This fund has administration and management by third parties.

(2) Consolidated in 2013 includes R$119,961 related to the gain variation in percentage of shareholding in Webmotors S.A. due to the entry of Carsales in their capital (Note 14 and 36.d).

(3) In the Bank and Consolidated in 2013 includes R$139,215 related to the recognition of a provision to cover restructuring costs and labor indemnity.

33. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Income Before Taxes on Income and Profit Sharing	2,505,461	(343,047)	2,923,045	570,235
Profit Sharing (1)	(524,896)	(431,636)	(552,810)	(473,864)
Interest on Capital	-	(300,000)	(5)	(300,000)
Unrealized results	-	-	(71)	(4,400)
Income Before Taxes	1,980,565	(1,074,683)	2,370,159	(208,029)
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(792,226)	429,873	(948,064)	83,212
Equity in Subsidiaries (2)	199,943	135,913	116	2,198
Nondeductible Expenses, Net of Non-Taxable Income	44,780	(4,481)	78,390	70,724
Exchange Variation - Foreign Branches	(458,174)	768,311	(458,174)	768,311
Income and Social Contribution Taxes on Temporary Differences	46,211	221,879	46,211	221,903
Effects of Change in Rate of CSLL (3)	-	-	13,784	5,987
Other Adjustments, Including Profits Provided Abroad	19,494	(8,739)	26,832	(930)
Income and Social Contribution Taxes	(939,972)	1,542,756	(1,240,905)	1,151,405
(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

34. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants since 1999.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants and It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999.

Additionally, Banco Santander and its subsidiaries are sponsors of the boxes assistance, supplemental retirement plan and pension employees, established under the defined benefit plan.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				06/30/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,379,571)	(324,343)	(346,175)	(1,045,528)
Fair Value of Plan Assets	13,831,344	603,258	3,868	1,287,611
	(1,548,227)	278,915	(342,307)	242,083
Being:
Superavit	162,968	278,915	765	241,610
Deficit	(1,711,195)	-	(343,073)	-
Amount not Recognized as Assets	162,968	278,915	765	241,610
Net Actuarial Asset	-	-	-	473
Net Actuarial Liability (Note 21)	(1,711,195)	-	(343,073)	-
Payments Made	175,399	-	22,272	(169)
Revenues (Expenses) Recorded (Note 31)	(90,973)	-	(16,895)	(266)
Other Equity Valuation Adjustments	(1,083,783)	(10,989)	(138,137)	(673)
Actual Return on Plan Assets	1,157,919	89,171	949	42,639

				Consolidated
				06/30/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,578,272)	(324,983)	(346,175)	(1,045,528)
Fair Value of Plan Assets	14,208,045	604,019	3,868	1,287,611
	(1,370,227)	279,036	(342,307)	242,083
Being:
Superavit	340,968	279,036	765	241,610
Deficit	(1,711,195)	-	(343,073)	-
Value Unrecognized as Asset	340,968	279,036	765	241,610
Net Actuarial Asset	-	-	-	473
Net Actuarial Liability (Note 21)	(1,711,195)	-	(343,073)	-
Payments Made	175,411	-	22,272	(169)
Revenues (Expenses) Recorded (Note 31)	(90,985)	-	(16,895)	(266)
Other Equity Valuation Adjustments	(1,083,783)	(10,989)	(138,137)	(673)
Actual Return on Plan Assets	1,191,395	89,191	949	42,639

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
				06/30/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	108,236	(317)	2,308	(828)
Changes in Financial Assumptions	(699,975)	-	-	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(591,739)	(317)	2,308	(828)
Return on Investment, Return Unlike Implied Discount Rate	450,123	60,192	787	(27,569)
Gain (Loss) Actuarial - Asset	450,123	60,192	787	(27,569)

				Consolidated
				06/30/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	110,127	(317)	2,308	(828)
Changes in Financial Assumptions	(707,136)	-	-	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(597,009)	(317)	2,308	(828)
Return on Investment, Return Unlike Implied Discount Rate	464,386	60,182	787	(27,569)
Gain (Loss) Actuarial - Asset	464,386	60,182	787	(27,569)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander on December 31, 2013:

Plans	Duration (in years)
Banesprev Plan I	12.66
Banesprev Plan II	11.86
Banesprev Plan III	8.66
Banesprev Plan IV	16.70
Banesprev Plan V	9.42
Banesprev Pré-75	10.17
Sanprev I	7.15
Sanprev II	17.87
Bandeprev Básico	10.07
Bandeprev Especial I	7.54
Bandeprev Especial II	7.47
SantanderPrevi	7.63
Meridional	7.27

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the first half of 2014 was R$31,887 (2013 - R$30,619) in the Bank and R$32,855 (2013 - R$31,695) in the Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: for the health care plan Retirement SantanderPrevi has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no inclusion, being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Bank		Consolidated
		06/30/2014		06/30/2014
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,192,873)	(503,941)	(5,400,624)	(503,941)
Fair Value of Plan Assets	4,795,529	144,974	4,987,383	144,974
	(397,344)	(358,967)	(413,241)	(358,967)
Being:
Superavit	-	142,300	-	142,300
Deficit	(397,345)	(501,267)	(413,241)	(501,267)
Value Unrecognized as Asset	-	142,300	-	142,300
Net Actuarial Asset	-	-	-	-
Net Actuarial Liability (Note 21)	(397,345)	(501,267)	(413,241)	(501,267)
Payments Made	22,726	11,348	23,258	11,348
Revenues (Expenses) Recorded	(32,839)	(26,842)	(34,275)	(26,842)
Other Equity Valuation Adjustments	(411,857)	(111,443)	(425,473)	(111,443)
Actual Return on Plan Assets	588,149	6,979	612,368	6,979

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

		Bank		Consolidated
		06/30/2014		06/30/2014
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	133,735	(522)	138,866	(522)
Changes in Financial Assumptions	(347,081)	-	(360,896)	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(213,346)	(522)	(222,030)	(522)
Return on Investment, Return Unlike Implied Discount Rate	349,452	(832)	364,181	(832)
Gain (Loss) Actuarial - Asset	349,452	(832)	364,181	(832)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander on December 31, 2013:

Plans				Duration (in years)
Cabesp				14.03
Law 9.656 /1998				41.25
Bandepe				15.08
Plasas				13.67
Free Clinic				11.92
Lifelong Directors				9.93
Circular (1)				13.76 and 10.89
Life Insurance				9.02
(1) The duration 13.76 refers to the plan of Former Employees of Banco ABN Amro and 10.89 to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

				Bank/Consolidated
				12/31/2013
Equity Instruments				2.10%
Debt Instruments				96.30%
Real Estate				0.20%
Others				1.40%

d) Actuarial Assumptions Adopted in Calculations

		Bank/Consolidated
		06/30/2014
	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.7% (1) and 11.2%	10.8%(2) and 11.3%
Rate Calculation of Interest Under Assets to the Next Year	11.2%	11.3%
Estimated Long-term Inflation Rate	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%
Boards of Mortality	AT2000	AT2000
(1) For Banesprev II, V and Pré75 plans.
(2) For Cabesp plans.

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects on December 31, 2013:

		Sensibility
	(+) 1.0%	(-) 1.0%
Effect on the Present Value of Obligations	724,088	(612,260)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: it is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each Unit.

Long-Term Incentive Plan - SOP 2014: it is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 1 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (Variable Compensation), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013 SOP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of Net Income vs. Budgeted Profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		2 Years	2 Years	2.72 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11 on June 30, 2014 is R$15,12 (06/30/2013 - R$13,38).

In the first half of 2014, daily pro-rata expenses in the amounting of R$689 (2013 - R$21,729) Bank and R$777 (2013 - R$22,307) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and credit of R$4,254 (2013 - R$4,139) Bank and R$4,449 (2013 - R$4,396) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a gain with the oscillation of the shares's market value of the PSP Plan in the amount of R$1,236 (2013 - R$1,555) Bank and R$1,286 (2013 - R$1,656) in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of	Exercise	Concession	Employees	Commencement	of Exercise
	Units	Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2012	25,915,376
Cancelled Options (PI13 - PSP)	(971,238)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (PI14 - PSP)	(86,465)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,352,431)	14.31	2011	Executives	10/26/2011	06/30/2016
Granted Options (SOP 2013)	12,240,000	14.43	2013	Executives	05/02/2013	06/30/2018
Granted Options (ILP 2013)	2,456,000		2013	Executives	08/13/2013	06/30/2016
Exercised Options (PI13 - PSP)	(324,760)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (SOP 2013)	(1,197,255)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (ILP 2013)	(6,800)		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (PSP 2013)	(18,197)		2013	Executives	08/13/2013	06/30/2016
Balance Plans on 31/dec/2013	35,654,230
Cancelled Options (PI14 - PSP)	(32,304)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(193,040)	14.31	2011	Executives	10/26/2011	06/30/2016
Cancelled Options (SOP 2013)	(80,831)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	215,432		2013	Executives	08/13/2013	06/30/2016
Balance Plans on 30/jun/2014	35,563,487
Plano SOP	4,903,767	23.50	2010	Executives	3/2/2010	06/30/2014
Pl14 - PSP	1,685,005		2012	Executives	05/29/2012	06/30/2014
SOP 2014	15,366,366	14.31	2011	Executives	10/26/2011	06/30/2016
SOP 2013	10,961,914	14.43	2013	Executives	2/5/2013	06/30/2018
PSP 2013	2,646,435		2013	Executives	08/13/2013	06/30/2016
Total	35,563,487

f.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of shares relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Units	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Executives	07/01/2010	07/31/2013
Cancelled Options (PI14)	(676,228)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2013	379,685
Plan I14	379,685	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 30/jun/2014	379,685

In the first half of 2014, pro-rata expenses were registered in the amount of R$789 (2013 - R$2,066) Bank and R$813 (2013 - R$2,135) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On first half of 2014, were not recorded expense (2013 - credit R$8,713) in the Bank and (2013 - credit R$9,710) in the Consolidated.

b) Collective Unsupervised - Statutory Directors - not part of the Statutory Director's Collective Supervised ", the amount deferred will be paid 100% in cash, linked to the future performance of Units "SANB11". On first half of 2014, there were recorded expenses of R$139 (2013 - R$317) in the Bank and R$179 (2013 - R$317) in the Consolidated, regarding the provision of the plan and was recorded gain with the oscillation of the share market value of the plan in the amount of R$2,506 (2013 - R$8.080) in the Bank and R$2,508 (2013 - R$8.080) in the Consolidated as personnel expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% in cash, indexed 110% to 120% of CDI. For first half of 2014, there was a credits of R$691 (2013 - R$617) in the Bank and R$661 (2013 - R$614) at Consolidated.

35. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from failures or inadequacies in internal processes, people and systems or those come from external events. Banco Santander's Operational Risk Control and Management aim: internal controls environment efficiency, the prevention, mitigation and reduction of the losses and events from operational risk and also the maintenance of the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the tier of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other tiers of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized (standardized management).

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk tiers; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Basel III), the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

The Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain tiers in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The Bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic tier is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-Making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "Special Surveillance Firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The Executive Board Recovery works in the collection and recovery of loans in the Bank's Wholesale and Retail segments and reports directly to the Presidency. Strategies and channels of operation are defined according to the days in arrears and the arrears, resulting in a map of Liability. In the first days of defaut adopt a more intensified recovery model, with specific strategies, with closer internal monitoring. Call centers, including the protection agencies credit, collection of letters by the banking agency and are used during this stage, in order to recover customers. In larger delay and expressive values tracks, also in the Wholesale segment, come into specialized internal teams in restructuring and recovery of loans with direct management of default customers share. Lower values or even more severe delays have made the recovery efforts through outsourced administrative or judicial, according to internal criteria, which are paid according to the successful recovery of overdue amounts.

Statistical tools are used, as the behavior score, to study the behavior of clients and strategize more assertive recovery. These models seek to measure the probability of becoming defaulted customersadjusting collection efforts, aimed at business recovery and cost reduction, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies.

Often are executed credit portfolio sales of bad debts run. These credit portfolio sales happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Environmental risk policy has been practiced for the Wholesale Bank that, in addition to lending, provides analysis of environmental issues in accepting clients. The environmental risk area analyzes the environmental management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

36. Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Bacen)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Bacen), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

b) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds.This operation generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

c) Segregation of Equity Investments of the Investments in Companies that Provide Services Complementary to Those Provided by Financial Institutions

In order to segregate the equity investments in entities that provide complementary services to the financial services Conglomerate Santander, were made the following acts:

• Acquisition by Santander Serviços shares of the company TecBan held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of TecBan, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

d) Other Corporate Movements

We also performed the following corporate actions:

• Was celebrated on June 21, 2013 an agreement with the objective of Carsales.com participation in Webmotors S.A.’ capital (Transaction), a company indirectly controlled by Banco Santander, for R$180,000. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors S.A.’ capital, representing 30% of all capital. This transaction generated a gain in Santander Serviços amounting R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A., by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Banco Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda.- ME (“Compreauto”).

37. Subsequent Events

a) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil, through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014.

iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander Spain and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution.

b) New Shareholders' Agreement of TecBan

On July 18, 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by TecBan, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body.

c) Acquisition by Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet)

On April 7, 2014, it was announced to the market, through material fact, that Banco Santander and its controlled company, Santander Getnet, executed a Share Purchase Agreement, on April 4, 2014, for the acquisition, by Santander Getnet, of 100% of the voting and total corporate capital of Getnet, a current partner of Banco Santander in developing acquiring services and card processing activities.

The transaction will reinforce the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) scale gains, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

According to the Share Purchase Agreement, the closing and implementation date of the acquisition is subject to verification of certain usual precedent conditions for similar transactions. All the conditions were approved by the regulators, including the prior approval by the Administrative Economic Defense Council (CADE) on June 3, 2014, and by the Brazilian Central Bank  on July 23, 2014. On July 31, 2014 Banco Santander intends to conclude the Getnet acquisition and the corporate restructuring indicated on the material fact, in which Banco Santander will own 88.5% of the total corporate capital of Santander Getnet.

d) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans ("JV").
Once all the precedent conditions to complete the transaction are verified, including the prior approval of the regulatory authorities, Banco Bonsucesso will transfer to the JV the payroll loan business and payroll credit card loan, and Aymore will subscribe and pay shares representing 60% of the total and voting capital of the JV after the capital increase by the amount of R $ 460 million, becoming the controlling shareholder of the JV. Banco Bonsucesso will own the remaining portion of its share capital (40%).

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$34,224,931 (06/30/2013 - R$30,356,598) at the Bank and R$33,498,106 (06/30/2013 - R$30,356,598) at the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$4,297,182(1) (06/30/2013 - R$122,347,583), and the total amount of investment funds and assets managed is R$131,956,112 (06/30/2013 - R$134,001,066) recorded as off balance accounts.

(1)The reduction compared to June 30, 2013 is due to the sales operations management investment funds and managed portfolios mentioned in Note 36.a.

c) Bank and Consolidated, the insurance contracted by Banco Santander in effect on June 30, 2014 and 2013, the global bank, fires, vehicles and other, have coverage amount of R$1,300,039 and global bank, was hired insurance with coverage amount of R$224,752, may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

Bank/Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2014	06/30/2014	06/30/2013	06/30/2013
Restricted Operations on Assets
Lending Operations	10,100	100	7,376	251
Liabilities Restricted Operations on Assets
Deposits	(10,100)	(100)	(7,376)	(251)
Net Income		-		-

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation Offset and Settlement Agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of June 30, 2014 is R$2,415,655, of which R$681,485 up to 1 year, R$1,549,330 from 1 year to up to 5 years and R$184,840 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$1,551 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the first half 2014 were R$347,307 (2013 - R$338,875).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS

Executive’s Report of Financial Statements

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended June 30, 2014, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on June 30, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS

Executive’s Report of Independent Auditors' Report

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended June 30, 2014, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on June 30, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Carlos Alberto López Galán

Vice-President Executive Officer
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Marco Antônio Martins de Araújo Filho
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Antonio Pardo de Santayana Montes
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Summary of the Audit Committee Report

Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A., the Group´s lead entity, and acts as a single Audit Committee for all institutions belonging to the Group, including the capitalization entity.

According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of the quality of the financial statements, compliance with rules and legislation, effectiveness and independence of the work performed by the internal and independent auditors, and internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections or improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary. The assessments of the Audit Committee are based primarily on information received from Executive Officers, internal and independent auditors and the areas responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, appointed at the Board of Directors´ Meetings held on March 18, 2014 and May 27, 2014. One of the members is also a member of the Board of Directors of Banco Santander (Brasil).

The Audit Committee acts through meetings and undertakes analysis of documents and information submitted to it, as well as takes measures regarding other maters requiring attention. It held, formally, fifty five meetings in the first half of 2014 and in July of 2014 in conducting its duties. The Audit Committee´s meeting minutes, and attachments, are sent to the Board of Directors.

The Audit Committee held a meeting with the Board of Directors on January 29, 2014 and July 30, 2014. In compliance with the Policy for Related-Party Transactions, the Audit Committee is analyzing for the purpose of recommending to the Board of Directors the preliminary documents and negotiations regarding the approval of the sale of the totality of the shares of CRV D.T.V.M. S.A. subsidiary of Banco Santander (Brasil) S.A., and the sale of the custody business unit of Banco Santander (Brasil) S.A., which was the object of a communication to investors made in a Relevant Matter disclosure published on June 19, 2014 . In the same manner, the Audit Committee is monitoring the Public Offer, to be settled via share exchange, made by the indirect controlling shareholder, Banco Santander S.A.- Spain. The Public Offer consists of a voluntary offer in Brazil and the United States of America for the acquisition of the whole of the share capital of Banco Santander (Brasil) S.A. which is not held by Banco Santander (Brasil) S.A. by the settlement of Brazilian Depositary Receipts or American Depositary Sahres, representatives its own shares, in accordance with the communication to investors made in a Relevant Matter disclosure published on April 29, 2014.

In addition, the Coordinator participates as a member of the Risk Committee of the Board of Directors and as an observer in the Executive Committees, including Operational Risks, Compliance and Internal Controls and Products. The Audit Committee also monitors the results of inspections and recommendations made by regulatory and self-regulating bodies and the respective action plans for the resolution of issues. In this semester, the Audit Committee held specific meetings with the representatives of the Central Bank of Brazil (Bacen).

Regarding the Audit Committee’s roles and responsibilities:

Financial Statements

BrGaap - The Audit Committee proceeded with the analysis of the financial statements of the companies comprising Santander Economic and Financial Group, confirming their quality. In this respect, the Committee followed up on the closing of the records of the first half of 2014, prior to the publication of the results for the period, and met with the independent auditors and the professionals responsible for the accounting and preparation of the financial statements.

IFRS - As part of its duties, the Audit Committee also analyzed the financial statements prepared in accordance with International Financial Reporting Standards (IFRS), to comply with the rules applicable to the companies registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (NYSE).

Internal Control and Operational Risk Management

The Audit Committee received material and held meetings with the Operational Risk Executive Officer and with the Internal Control and Capital Officer, primarily responsible for managing, implementing and promoting internal control and risk management awareness and methodology. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risk area. These analysis were conducted in conformity with Resolutions CMN 2554/1998 and 3380/2006, Sarbanes Oxley Act- SOX and Circular 249/2004 of the Superintendency of Private Insurance (Susep), as required for Santander Capitalização S.A., all related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

Internal Audit

Concerning the internal audit work, the Audit Committee held four meetings during the first half of 2014 and July of 2014, and met, on several other occasions, by having Internal Audit professionals attending other Audit Committee meetings. At the meetings, the Audit Committee reviewed the planning and work plan for 2014, and monitored the work performed, reports issued, findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements The Audit Committee reviewed the performance of the Internal Audit function, which results were discussed with the Head of Internal Audit in a specific meeting for that purpose.

Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly special reviews reports of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3467/09 and Sarbanes Oxley Act- SOX. With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held nine meetings, in the first half of 2014 and in July of 2014. The main discussions at the meetings involved the financial statements of the first half of 2014, accounting practices, deficiencies, and comments and recommendations raised in the internal control reports, as well as the findings from the performance evaluation carried out by the Audit Committee. The Audit Committee analyzed and recommended to the Board of Directors the approval of Deloitte´s technical proposal for rendering services regarding the audit of the financial statements of 2014. Besides, it analyzed the services proposals presented by Deloitte, to perform services other than auditing the financial statements, in order to verify the inexistence of conflicts of interest or loss of independence.

The Audit Committee also held a meeting with the partner of Deloitte to present the analyses of the performance of the Independent Audit, made by the Audit Committee, pursuant to current regulations.

Ombudsman

In view of CMN Resolution 3849/2010, which regulates the Ombudsman function for financial institutions, the work performed in the first of 2014, was presented to and discussed with the Audit Committee. The Ombudsman Report required by the Brazilian Central Bank (Bacen) will be reviewed in a meeting scheduled for August, 2014.

Other Activities

Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with management and several areas of Santander, for additional analysis, especially: (i) with Operational Risk Executives about the security process in the attendant channels; (ii) with Operations and Services Executive for acquaintance of the work related to the customers database update and quality improvement; (iii) with Legal Executives for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes; (iv) with Compliance Executive about the Market Trading Code, to control of related-party transactions, money laundering prevention and Anti-Bribery legislation matters; (v) with Finance executives, about the status for implementing Basel requirements, Investor Relations and management procedures of ratio, interest, exchange and capital; and (vi) with Credit and Risk Executives for an update on the valuation, monitoring and loss provision criterion pursuant to credit risk management.

During the period, the members of the Audit Committee also attended trainings and presentations on normative acts of the interest and with impact to the Conglomerate.

Conclusion

On the basis of our work and assessments performed, and taking into consideration the context and scope of its duties, the Audit Committee concluded that the work undertaken as described above is adequate and provides transparency and quality to the financial statements as at June 30, 2014 of the Santander Economic and Financial Group, recommending their approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee
São Paulo, July 30, 2014
Celso Clemente Giacometti
Elídie Palma Bifano
Graham Charles Nye – Financial Expert
René Luiz Grande - Coordinator

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 31, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Office

By:	/S/ Carlos Alberto Lopes Galán
Carlos Alberto Lopes Galán Vice - President Executive Officer